6/1

07024127

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dutreco Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 04927

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 6/6/07

082-04927

annual report 2006

ARIS
12-31-06

United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927



nutreco

our drive to explore
our experience through the years
our global presence
the transparency of our business
our focus on quality

these factors contribute to our prosperity
and are key to our global success

wout dekker, 15 march 2007

contents



nutreco's profile

Nutreco Holding N.V.

Nutreco Holding N.V. is an international animal nutrition and fish feed company in aquaculture, with revenues totalling EUR 3,009.0 million in 2006. The company has a selective presence in the various stages of the fish and meat production chains. With the knowledge of these chains, Nutreco is able to create added value for its customers in about 80 countries in the world.

Nutreco's activities can be divided into the business segments of compound feed (Hendrix and Nanta), premix and speciality feed (Trouw Nutrition), fish feed (Skretting) and meat (Sada and Inga Food). Nutreco has a workforce of 7,919 in 75 production plants in 20 countries and in sales offices in other countries.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

Compound feed

Nutreco supplies a broad range of compound feed formulated to meet the nutritional needs of farm animals such as poultry, pigs and ruminants. Production takes place in the Hendrix companies in the Netherlands, Belgium and Germany and in the Nanta and Agrovic companies in Spain and Portugal.

Premix and speciality feed

The premix and speciality feed activities are carried on by Trouw Nutrition International. Trouw Nutrition supplies premixes and concentrates, feed specialities and nutritional services. Production takes place in the Netherlands, the United Kingdom, the United States, Italy, Germany, Spain, China, Mexico, Brazil and other countries.



Nutreco operating companies

Fish feed

Skretting is the leading player on the global salmon feed market. The principal salmon and sea trout feed regions are Norway, Chile, Scotland, Ireland, Canada and Australia. The main markets for other fish feed are Europe, Asia and Australia. Skretting has 15 production facilities in all major fish farming regions. Skretting companies produce feeds for around 50 species of farmed fish.

Meat

Nutreco's meat activities mainly relate to the production of broilers and the processing and sale of poultry products in Spain. Nutreco subsidiary Sada is the number one in Spain, with a market share of 28%. Sada supplies to customers in the retail, food service and industry sectors. Besides Sada, Nutreco also has a broiler trading activity, which is related to Hendrix's compound feed activities in the Netherlands, and a pig facility in Spain, which is related to Nanta.

Marine Harvest

On 6 March 2006, pending final approval of the competition authorities, Nutreco sold its 75% interest in the Marine Harvest joint venture, the world's biggest salmon farming company, to Geveran Trading Co. Ltd. for an amount of EUR 881 million, resulting in a book profit of EUR 380 million. On 29 December 2006 all shares were transferred to Pan Fish ASA.

the drive to

explore



introduction to the annual report

Nutreco continuously explores new possibilities in its commitment to provide customers with innovative products and concepts that will raise their ability to operate successfully. Innovations are based, among other things, on information obtained from centres of excellence worldwide. Nutreco innovations contribute to feeding an expanding world population by improving efficiency, quality, environmental performance and the sustainability of Nutreco products and of the customers that use them.

Revenue third parties by segment continuing operations 2006

(EUR x million)


Compound feed 770.5
Fish feed 972.2
Premix and speciality feed 548.0
Meat 718.3

Revenue continuing operations[4]

(EUR x million)


2,193
2,465
2,601
3,126
3,835
3,810
3,674
3,269
2,774
3,009
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Operating result by segment continuing operations 2006[1]

(EUR x million)


Compound feed 24.8
Fish feed 67.0
Premix and speciality feed 27.0
Meat 15.3

Operating result continuing operations[4]

(EUR x million)


68
82
97
135
164
125
106[2]
106
111
113
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Revenue per region continuing operations 2006

(EUR x million)


Benelux 23%
Other 3%
Other European countries 16%
Eastern Europe 2%
Asia 2%
South America 8%
North America 6%
Norway 10%
Spain 30%

Total result for the period attributable to equity holders of Nutreco (EUR x million)


34
47
60
86
87
63
51[3]
78
134
520
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

1 Excluding corporate costs and exceptional items
2 Before amortisation of goodwill and impairment of concessions
3 Before impairment of goodwill, concessions and associates, including tax effect
4 2005 figures restated for comparison reasons of continuing operations

key figures

	2006	2005
Income statement (EUR x million)		
Revenue from continuing operations	3,009	2,774
Operating result from continuing operations	113	111
Result after tax from continuing operations	105	93
Total result for the period attributable to equity holders of Nutreco	520	134
Cash flow (EUR x million)		
Cash generated from operations	69	95
Acquisitions/disposals of subsidiaries	862	1
Additions/disposals of property, plant and equipment and intangible assets	-57	-50
Balance sheet (EUR x million)		
Equity attributable to equity holders of Nutreco	744	698
Balance sheet total	1,799	1,785
Capital employed	552	1,102
Net cash position (debt)	237	-351
Ratios continuing operations		
Operating result as % of revenue	3.8%	4.0%
Return on capital employed	20%	10%
Solvency ratio (shareholders' equity divided by balance sheet total)	41%	39%
Key data per share (EUR)		
Total result for the period attributable to equity holders of Nutreco	15.19	3.90
Dividend	1.60	1.52
Shareholders' equity	21.95	20.22
Share price at year-end	49.39	37.31
Other key data		
Average number of outstanding shares (x thousand)	34,209	34,498
Number of outstanding shares at year-end (x thousand)	33,906	34,528
Average number of employees	7,305	8,984
Number of employees at year-end	7,919	6,993



introduction by the chief executive officer

In 2006 Nutreco achieved excellent operating results in its core activities of animal nutrition and fish feed, with the recent acquisitions in Asia, Central America and Europe already contributing to the profit. The operating result on meat activities in Spain was lower compared with 2005, among other things as a result of low poultry product revenues caused by the negative sentiment surrounding Avian Influenza. The sale of the Euribrid breeding business, which is scheduled for the first half of 2007, marks de completion of Nutreco's repositioning, and with it the first phase of the 'Rebalancing for Growth' strategy. Over a period of two years, Nutreco has completely transformed itself into an animal nutrition and fish feed company while at the same time creating significant shareholder value.

Animal nutrition is an attractive sector

The rising demand for meat and fish among the fast-growing and increasingly affluent populations in the emerging markets is creating great opportunities for a global player in animal nutrition and fish feed, such as Nutreco. With our know-how and expertise in raw materials, product applications, quality & safety and animal health, we are able to provide our customers with fast solutions to new challenges. In today's dynamic environment, a heavy burden is being placed on the global animal nutrition market, which is worth EUR 160 billion a year. High energy prices, climate change and the rise of biofuels are putting the markets for traditional agricultural products such as maize, soya and grains under pressure. Through R&D and years of experience, Nutreco's animal nutrition companies Trouw Nutrition, Nanta and Hendrix are able to find other raw materials and develop new animal nutrition products, such as protein from biofuel by-products.

In our fish feed company (Skretting) we have succeeded in substituting the scarce and expensive raw materials of fishmeal and fish oil in our feed formulation with ingredients of vegetable origin without compromising the quality of the farmed fish. This means that aquaculture can grow to become a net producer of fish proteins. Converting agricultural commodities and by-products generated by the processing industry into high-quality food products used in meat, fish and dairy production is Nutreco's core competence. Knowledge of customers, chains and technology, vision on markets and trends, economies of scale and cost efficiency are the main instruments enabling successful growth.

2006: turning point in Nutreco's history

The year 2006 may be regarded as a turning point in Nutreco's history. The disposal of the 75% interest in Marine Harvest for EUR 881 million in March 2006 generated a book profit of EUR 380 million. With this transaction, the restructuring of the portfolio towards animal nutrition and fish feed was completed earlier than expected.

In the autumn of 2004, when Nutreco presented the 'Rebalancing for Growth' strategic plan, we had a clear objective in mind: improving the return on invested capital and generating a strong cash flow by means of active portfolio management. Nutreco opted to focus on two core activities: animal nutrition and fish feed, activities with growth potential in combination with good and less volatile results.

Within 16 months of the announcement of the strategic plan in 2004, a number of Nutreco companies, with meat and fish revenues totalling about EUR 1 billion, were sold. The proceeds of these sales have left Nutreco in a very strong financial position.

Nutreco has sought to achieve growth of its core activities of animal nutrition and fish feed in highly promising markets in Latin America, Central and Eastern Europe and Asia, as well as in the main feed-producing regions of North America and Europe. In doing so, Nutreco aims to achieve both autonomous and external growth. Nutreco will also participate in the consolidation process that is taking place on the Western European animal nutrition market. With takeovers and alliances in Russia, China, India and the Netherlands in 2006, Nutreco made considerable headway in this growth process. In February 2007 Nutreco announced the takeover of the animal feed blends, premix and base mix businesses of BASF in eight countries. Total acquisitions since 2004 account for approximately EUR 350 million in revenue. Further takeovers of companies with growth prospects are being studied.

Strong financial position

On 6 March 2006 we were able to announce that Nutreco had signed an agreement with investment fund Geveran Trading, under which the entire 75% interest in Marine Harvest N.V. was sold for EUR 881 million. With this transaction, Nutreco realised a book profit of EUR 380 million. After the competition authorities had given their approval, the shares in Marine Harvest were legally transferred to the new owner on 29 December 2006.

Furthermore, Nutreco's minority interest in Norwegian salmon farming company Hydrotech Gruppen was sold in August 2006. The total proceeds of this sale amounted to EUR 25 million, representing a book profit of EUR 18 million.

Repayment of the EUR 155 million shareholders' loan to Marine Harvest and the disposal of the company's interest in this joint venture have left Nutreco with an excellent net cash position. An analysis of the various takeover scenarios in conjunction with the desired capital structure showed that there was sufficient financial scope for making major acquisitions and also that the first steps could be taken towards optimisation of the capital structure. In September 2006 the distribution took place of a superdividend of EUR 9 per share, totalling EUR 314 million, followed by a share buy-back programme of EUR 50 million.

Earlier in 2006, Nutreco repurchased nearly 5% of the outstanding ordinary shares to cover the current share and option plans and the stock dividend. In addition, the payout ratio of the dividend was increased from 30-35% to 35-45%.

Focus on growth

The strong financial position as a result of the proceeds of the sale of its salmon farming and meat and fish processing interests has enabled Nutreco to give a strong boost to its growth ambitions in respect of the animal nutrition and fish feed activities.

In 2005 Nutreco took over a fish feed company in Japan and a speciality feed company in Mexico. The company vigorously pursued this acquisition policy in 2006.

Together with its Russian distribution partner, Nutreco has set up a new company in Russia, Techkorm, in which it holds a majority interest. Techkorm supplies speciality feeds in the major agro-industrial regions of the Russian Federation. Autonomous growth in these regions is strong and this new company must be regarded as a first step towards further expansion in Russia.

In April 2006 the company took over a Chinese producer of speciality feeds, Beijing Dejia Animal Husbandry Technology Co. Ltd. Dejia produces animal feed minerals and concentrates and supplies these products to cattle farms in large parts of China. Dejia is a rapidly growing enterprise with growth figures topping 30%. Nutreco's current Chinese activities have since been merged with those of Dejia. Nutreco will continue to invest in Dejia to create the conditions that allow further expansion on the Chinese market.

In July 2006 Nutreco acquired a 51% stake in Indian animal feed company Nutrikraft India Ltd. Nutrikraft is established in Bangalore and supplies complete animal feeds and protein concentrates. The Indian animal nutrition market is rapidly evolving, with a growth rate of over 7% a year. There is strong demand for high-quality animal feed products, technical expertise and customer service. With this acquisition, Nutreco has laid the groundwork for further growth in India.

At the end of August 2006 the company took over Sloten Groep B.V., a Dutch producer and worldwide supplier of milk replacers for young rearer animals. This step has made Nutreco the leading player on the world market for milk replacers, with a market share of around 20%. Sloten produces approximately 100,000 tonnes, which are sold under international brand names in more than 60 countries. Over 90% of the volume, which the company produces at its two Dutch-based plants, is destined for export. With this takeover, Nutreco has strengthened its market position in such major growth markets as Central and South America, Asia and Russia.

On 19 February 2007 Nutreco announced the takeover of the animal feed blends, premix and base mix businesses of BASF in Poland, Italy, the United States, the United Kingdom, Mexico, Guatemala, China and Indonesia, with a total of 435 employees. With this new step, Nutreco's premix and speciality feed company Trouw Nutrition International has doubled its premix revenue to approximately EUR 400 million, making it the second largest player in the world.

The policy in respect of corporate social responsibility will be continued unchanged. Nutreco will actively participate in initiatives aimed at solving sustainability issues. In this regard, our attention will initially be focused on the company's environmental impact, for instance with regard to the purchase of raw materials and food safety. Nutreco is involved in initiatives for the sustainable management of raw materials in the meat, dairy products and farmed fish production chains.

Now the focus is entirely on growth. We have the people, the resources, the know-how and the innovative capability to further strengthen our leading position. We will focus on autonomous growth as well as on takeovers in animal nutrition and fish feed markets. At the same time, the profit margin will be boosted by the Nutreco Sourcing Initiative, which will mean more efficient purchasing for all business units. Furthermore, the overhead organisation will be brought in line with Nutreco's core activities. We are ready to take the following strategic steps and achieve further expansion of Nutreco by means of autonomous growth and acquisitions.

Wout Dekker
Amersfoort, 15 March 2007

nutreco's strategy

Short term (1-3 years)

With the implementation of the 'Rebalancing for Growth' strategic plan, Nutreco has, for the past few years, laid a strong foundation for a new phase of company growth. This means that Nutreco will dedicate the coming years to the second phase of the strategic plan: 'Growth'. Nutreco will focus on the core activities of premix, speciality feed and fish feed. Nutreco's interests in salmon farming and meat and fish processing were sharply reduced. The strategic choices made at the end of 2004 and the follow-up steps have created considerable shareholders' value. The released funds have contributed to the improvement of Nutreco's financial position and will be used for the further development of the core activities.

Nutreco aims to strengthen its leading position in the global animal nutrition and fish feed market by striving both towards organic growth and growth through acquisitions in the main growth markets of Latin America, Central and Eastern Europe and Asia, as well as in the main feed-producing regions of North America and Europe. Nutreco will continue the further development of its strong and leading research & development organisation, which provides the foundation for innovation and product development. Attention will be focused on the production of reliable, safe and healthy animal nutrition and fish feed, the purchase of sustainably produced raw materials and the assurance of excellent feed-to-food quality.

Together with correct corporate governance, corporate social responsibility will continue to be a cornerstone of the Nutreco corporate ethos.

Medium term (3-5 years)

Markets	• First and second positions in selected countries • Large geographical spread across the world • Through acquisitions and organic growth
Products	• Premix and speciality feed • Fish feed • Compound feed (in the Netherlands, Belgium and Spain) • Meat (in Spain)
Service	• Advising farmers, fish farms, distributors and the industry
Efficient organisation	• Decision-making close to the customer, short communication lines • Utilising sourcing and procurement synergies
Costs	• Low cost level • Optimisation of production sites • Overheads in line with ambition



nutreco's ambitions

customers

Ambitions

- Nutreco wants to further strengthen its leading position in animal nutrition and fish feed
- R&D takes place so new products and product concepts can be introduced; innovation by Nutreco focuses on four areas: efficiency, health, product quality and social responsibility
- Nutreco seeks to provide its customers with valuable advice and support

Strategic objectives

- Market leadership in speciality feed and fish feed activities in a selected number of countries through organic growth and through acquisitions
- Consolidation of the compound feed activities in Spain and the Benelux and of the meat activities in Spain
- Retain a permanent edge on the competition through active R&D and innovation
- Operate in a sustainable way in line with local and international regulations

Actions during 2006

- The share in Marine Harvest's fish farming activities was sold for EUR 881 million
- Establishment of a company in Russia, acquisitions in premix in China, India and the Netherlands

employees

Ambitions

- Nutreco focuses attention on providing a safe working environment where employees are motivated and able to develop their talents

Strategic objectives

- The development of management skills and a competitive remuneration policy
- The development and introduction of a sound career development and mobility policy for all employees
- The implementation of a worldwide performance management system
- An active policy of accident prevention

Actions during 2006

- The implementation of worldwide HR standards and performance management systems
- Further improvements to safety at work

shareholders

Ambitions

- Nutreco aims to improve the return on total invested capital and equity by means of growth of the operating result, both organic and through acquisitions, in combination with a strong cash flow position and an efficient balance sheet

Strategic objectives

- Acquisitions to reinforce Nutreco's position in premix, speciality feed and fish feed in Latin America, Central and Eastern Europe and Asia
- Savings on the purchase of raw materials and direct and indirect costs, through implementation of the cost-cutting programme (Nutreco Sourcing Initiative)
- Optimisation of the capital structure
- Further optimisation of the supply chain for animal nutrition and fish feed in Western Europe

Actions during 2006

- Refinancing of Nutreco and the Marine Harvest joint venture
- Sale of the share in the Marine Harvest joint venture at a book profit of EUR 380 million
- Reduction of the sensitivity to price movements in the meat sector through new pricing model
- Distribution of a superdividend of EUR 9 per share, totalling EUR 314 million (September 2006), and a EUR 50 million share buy-back (October 2006)

partners

Ambitions

- Nutreco aims to achieve its objectives by being a good partner as well as collaborating with partners that, through their input, can contribute to the realisation of these objectives

Strategic objectives

- Collaboration with high-quality, reliable, selected suppliers and scientific institutes in the development of new products and concepts
- Collaboration with distributors that contribute to high local availability of Nutreco's products with appropriate service and support

Actions during 2006

- Introduction of new products and concepts

society

Ambitions

- Corporate social responsibility is an important part of Nutreco's corporate ethos, which is laid down in three codes:
  - Nutreco Credo
  - Ethical Code of Conduct
  - HSEQ policy

Strategic objectives

- Active participation in initiatives aimed at solving sustainability issues
- Nutreco intends to focus on the following CSR themes:
  - Sustainable management of natural resources
  - Feed-to-food quality
  - Climate change
  - People & investment in the community

Actions during 2006

- AquaVision
- Round Table on Responsible Soy (RTRS)

experience

through the years



report of the executive board

Nutreco has in-depth know-how in the field of raw materials that are used in the production of meat, fish, eggs and dairy products. These are important sources of human nutrition throughout the world. Nutreco provides its customers with the knowledge that is essential to continued successful production. This knowledge and experience have been gained in the value chains.

an important year for nutreco

The year 2006 was an important year for Nutreco. The 'Rebalancing for Growth' strategy was carried through with great energy and, at the same time, Nutreco achieved its highest result ever. The bulk of these earnings (EUR 398.7 million) related to book profit on the sale of the salmon farming activities. The total result for the period attributable to equity holders of Nutreco amounted to EUR 519.5 million. Basic earnings per share from continuing operations rose by 16% to EUR 3.05.



From left to right:
Juergen Steinemann, COO Nutreco
Cees van Rijn, CFO Nutreco
Wout Dekker, CEO Nutreco

Key figures

(EUR x million)	2006	2005	Difference
Revenue from continuing operations	3,009.0	2,773.7	8.5%
Operating result from continuing operations	113.3	110.6	2.4%
Result after tax from continuing operations	105.3	93.2	13.0%
Result after tax from discontinued operations	16.5	40.2	
Gain on sale of discontinued operations, net of tax	398.7	3.8	
Total result for the period attributable to equity holders of Nutreco	519.5	134.4	
Basic earnings per share (EUR)	15.19	3.90	
Basic earnings per share from continuing operations (EUR)	3.05	2.63	16.0%
Final dividend per ordinary share (EUR)	1.30	1.32	
Interim dividend (EUR)	0.30	0.20	
Dividend per ordinary share (EUR)	1.60	1.52	5.3%
Superdividend per share (interim) (EUR)	9.00	-	-
Total dividend per ordinary share (EUR)	10.60	1.52	

Nutreco strengthened its cash position in 2006. Cash and cash equivalents increased by the proceeds of EUR 881 million from the sale of the 75% interest in Marine Harvest and the repayment by Marine Harvest of the EUR 156 million shareholders' loan in February 2006.

After the sale of Marine Harvest in March 2006, an analysis of the various takeover scenarios in conjunction with the desired capital structure showed that there was sufficient financial scope for making major acquisitions. In September 2006 the distribution took place of an (interim) superdividend of EUR 9 per share, totalling EUR 314 million, followed by a share buy-back programme of approximately EUR 50 million in October 2006. Earlier in 2006, Nutreco repurchased nearly 5% of the outstanding ordinary shares to cover the current share and option plans and the stock dividend.

Nutreco considers a capital structure with a net debt/equity ratio of about 100% appropriate for the company's new risk profile. Furthermore, the capital structure must be based on a net debt of three times EBITDA (profit before interest, tax, depreciation and amortisation) at the maximum. The envisaged efficient capital structure will be discussed at the AGM of 26 April 2007.

The net cash position on 31 December 2006 amounted to EUR 236.6 million. Equity attributable to equity holders of Nutreco on 31 December 2006 was EUR 744.1 million (2005: EUR 698.2 million).

As a result of the realignment of the Nutreco portfolio and a change in the risk profile, the General Meeting of Shareholders adopted a proposal for modification of the dividend policy on 18 May 2006. This involves an increase in the payout ratio from 30-35% to 35-45% of the total result for the period attributable to equity holders of Nutreco.

The proposed dividend per share for 2006 amounts to EUR 1.60 (2005: EUR 1.52). The payout ratio amounts to 45% of the total result for the period, excluding impairment and book results on divestments. This is in line with the new dividend policy which was adopted at the General Meeting of Shareholders of 18 May 2006. In 2006 Nutreco already distributed an interim dividend of EUR 0.30 as well as an interim superdividend of EUR 9.00. The total dividend for 2006 amounts to EUR 10.60. The final dividend of EUR 1.30 will be distributed in shares or in cash at the shareholder's option. The stock dividend will be virtually equal to the cash dividend. The ex-dividend date is 30 April 2007. The exchange ratio will be fixed after the close of trading on 15 May 2007. This ratio will be based on the weighted average share price of the last three days of the option period – 11, 14 and 15 May 2007. Both the cash dividend and the stock dividend will be made available to the shareholders on 23 May.

'Rebalancing for Growth' strategy

With the sale of Nutreco's 75% interest in Marine Harvest in 2006, the first phase of the 'Rebalancing for Growth' strategic plan was completed earlier than expected. The strategy should result in an improved return on invested capital in combination with a stable cash flow and low volatility in the results. Nutreco has opted for animal nutrition and fish feed – sectors in which Nutreco intends to further strengthen its position as a leading world player. The resources needed for realising this ambition were obtained through a reduction in the Company's salmon farming and meat and fish processing interests. Nutreco is concentrating on growth of its core activities of animal nutrition and fish feed – both autonomous and through acquisitions – among other things in promising markets in Eastern Europe, North and South America and Asia.

In the coming decade, rising prosperity and an increase in the world population are expected to fuel further growth in fish and meat consumption throughout the world, particularly in emerging markets. Due to declining fish stocks and the imposition of fishing quota by the authorities, growing demand for fish can be met through a sharp increase in farmed fish production. These developments will translate into growing demand for animal nutrition and fish feed. The global market for animal nutrition and fish feed is currently worth an estimated EUR 160 billion. This market is growing at an annual rate of 1-2%, though regional differences are considerable. The European market, which accounts for some 20% of total consumption, is stagnating. Latin America, Asia and Central and Eastern Europe show an annual growth rate of over 5%. The fish feed market, too, is growing by over 5% per year. With revenue totalling EUR 2 billion, Nutreco currently ranks as the sixth largest animal nutrition producer in the world. With Skretting, Nutreco is the world's biggest producer of fish feed. Nutreco subsidiary Trouw Nutrition ranks among the world's top five of premix and speciality feed producers.

As regards the growth in animal nutrition, Nutreco will mainly focus on premix and speciality feed activities in a number of countries in fast-growing markets. In these countries, Nutreco will strive to become the biggest or second biggest market player. The nine countries that Nutreco is specifically targeting for its acquisitions are: China, India, Russia, Poland, Germany, Canada, the United States, Mexico and Brazil. In the Western European countries where most of Nutreco's animal nutrition activities are located, the focus will mainly be on further optimisation of logistics and production, with active participation in a consolidation process being a possibility. With takeovers and alliances in Russia, China, India and the Netherlands in 2006, Nutreco took major steps in the second phase of the strategic plan – growth in animal nutrition and fish feed in promising markets.

On 19 February 2007 Nutreco announced the takeover of the animal feed blends, premix and base mix businesses of BASF in Poland, Italy, the United States, the United Kingdom, Mexico, Guatemala, China and Indonesia, with a total of 435 employees. With this new step, Nutreco's premix and speciality feed company Trouw Nutrition International has doubled its premix revenue to EUR 400 million, making it the second largest player in the global premix industry. Reinforcement of Nutreco's position on these growth markets provides the basis for further expansion in the Americas and Asia. At the same time, Nutreco is enhancing its leading position in the United Kingdom and Italy.

About 75% of fish feed revenues relate to salmon feed. In this field, Nutreco mainly targets autonomous growth; Nutreco's market share of 40% makes it difficult to make major acquisitions. Nutreco wants to make acquisitions in fish feed for fish species other than salmon. Currently, Nutreco already produces feed for some 50 types of different fish, with Asia expecting to register strong growth. This region is increasingly growing fish destined for export to Europe and the United States. As a result, quality and food safety standards are becoming more stringent. In combination with large-scale production, there is growing need for high-quality fish feed that meets these requirements. This transition process will take place in the years ahead and Nutreco aims to play a leading role in this.

Due to its expertise, market know-how and R&D, Nutreco is in an excellent position to capture opportunities in the dynamic global market for animal nutrition and fish feed. Further takeovers of companies with growth prospects are being studied. Here we are thinking of several medium-sized and small takeovers. Nutreco is talking with several takeover candidates in the animal nutrition and fish feed industry, with revenues totalling around EUR 1.1 billion (exclusive of the takeover of BASF's premix activities). An important condition prospective acquisitions would have to meet is that they contribute to the creation of shareholder's value.

Implementation of the 2006 agenda

In February 2006 Nutreco announced a number of steps towards completion of its 'Rebalancing for Growth' strategy:

- Completion of the sale of Nutreco's share in Marine Harvest during the first half of 2006 (on 28 March, Nutreco received an irrevocable 100% payment for the sale of its 75% interest in Marine Harvest; from that time on, Nutreco had the free disposal of the proceeds and was thus able to realise the book profit; after approval by all relevant authorities, the shares were transferred on 29 December 2006)
- Optimisation of the capital structure (Nutreco distributed a superdividend of EUR 9 per share, or a total sum of EUR 314 million, in September 2006 and it repurchased shares worth a total of EUR 50 million in October 2006)
- Acquisitions to strengthen Nutreco's position in growth markets for animal nutrition and fish feed in Asia, Latin America and Eastern Europe (establishment of a company in Russia, takeover of a Chinese producer and national feed specialities distributor, takeover of animal nutrition company Nutrikraft in India, takeover of Sloten Groep B.V., a Dutch producer and worldwide distributor of milk replacers)
- Further optimisation of the animal nutrition and fish feed supply chain in Western Europe, with the aim of advancing Nutreco's competitive position (restructuring in Western Europe, closure of feed plant in the Netherlands, sale of French premix and speciality feed activities to Evialis)
- Strengthening of Nutreco's leading Sada meat processing business in Spain through product innovation and close collaboration with retailers (reduction in volatility of selling prices)
- Follow-up steps in the area of feed-to-food quality and safety (NuTrace®)
- Further changes to Nutreco's corporate structure

2007 agenda

Nutreco will take further steps in 2007 towards completion of the final stage of its 'Rebalancing for Growth' strategy:

- Acquisitions to strengthen Nutreco's position in Western Europe and in growth markets for animal nutrition and fish feed in Asia, Latin America and Eastern Europe
- Ongoing roll-out of the Nutreco Sourcing Initiative, which is designed to save EUR 25 million a year by 2009
- Changes to the Nutreco organisation
- Desired capital structure to be discussed at the AGM of 26 April 2007: acquisitions versus return of capital to shareholders

financial results

(EUR x million)	2006[1]	2005[1]	Difference
Revenues by segment continuing operations			
Compound feed	770.5	780.1	-1.2%
Premix and speciality feed	548.0	430.4	27.3%
Fish feed	972.2	812.6	19.6%
Meat	718.3	750.6	-4.3%
Revenues continuing operations	**3,009.0**	**2,773.7**	**8.5%**
Operating result by segment continuing operations			
Compound feed	24.8	23.4	6.0%
Premix and speciality feed	27.0	22.3	21.1%
Fish feed	67.0	57.7	16.1%
Meat	15.3	26.1	-41.4%
Corporate	-19.3	-18.9	2.1%
Operating result before exceptional items	**114.8**	**110.6**	**3.8%**
Restructuring activities Western Europe	-14.9	-7.6	-
Other exceptional income/expenses[2]	13.4	7.6	-
Total exceptional items	**-1.5**	**0.0**	-
Total operating result continuing operations	**113.3**	**110.6**	**2.4%**

Revenue

In 2006 revenue from Nutreco's continuing operations animal nutrition, fish feed and meat amounted to EUR 3,009.0 million, a like-for-like increase of EUR 235.3 million or 8.5% compared to 2005.

Operating result

The total operating result from continuing operations rose by 2.4% to EUR 113.3 million (2005: EUR 110.6 million). The operating result[3] from the core activities of animal nutrition and fish feed showed an improvement in 2006. The operating result[3] on the compound feed activities amounted to EUR 24.8 million, a 6.0% increase compared to 2005. Efficiency improvements and revenue from acquisitions in growth markets boosted the operating result[3] on the premix and speciality feed businesses by 21.1% to EUR 27.0 million. The operating result[3] on the fish feed activities rose by 16.1% to EUR 67.0 million, owing mainly to sustained growth in the salmon farming sector and increased sales of feed for other farmed fish species. After a difficult start to the year, due to consumer concerns about bird flu, the meat business in Spain posted a satisfactory operating result[3] of EUR 15.3 million, which is lower than in 2005. The results of the sold fish farming, breeding and French feed activities are included in the result after tax from discontinued operations.

[1] The figures for 2005 and 2006 have been prepared on the basis of IFRS accounting principles. Reporting by segment has been brought in line with the new organisational structure. The 2005 financial results have been adjusted for comparison purposes. The sold activities of Marine Harvest, Hydrotech Gruppen and Euribrid and the sold French speciality feed activities are considered as discontinued operations in 2005 and 2006. As a result, the revenues of fish feed to Marine Harvest are reported as revenues to third parties. In 2005 the divested businesses of Hendrix Poultry Breeders and Pingo Poultry are also included in discontinued operations.

[2] The other exceptional income and expenses in 2006 and 2005 consist of items related to the gain on sale of land, income and expenses related to the disentanglement of Marine Harvest, settlement of claims, release of pension provisions and impairment of fixed assets.

[3] Operating result before exceptional items

(EUR x million)	2006	2005	Difference
Operating result from continuing operations	113.3	110.6	2.4%
Financial income	19.4	10.8	
Financial expenses	-19.3	-25.3	
Foreign exchange result	7.5	3.0	
Net financing income/costs	7.6	-11.5	
Share in results of associates	0.5	2.0	
Result before tax from continuing operations	121.4	101.1	20.1%
Income tax expense	-16.1	-7.9	
Result after tax from continuing operations	105.3	93.2	13.0%
Result after tax from discontinued operations	16.5	40.2	
Gain on sale of discontinued operations, net of tax	398.7	3.8	
Result after tax from discontinued operations	415.2	44.0	843.6%
Total result for the period	520.5	137.2	279.4%
Attributable to:			
Equity holders of Nutreco	519.5	134.4	
Minority interest	1.0	2.8	
Total result for the period	520.5	137.2	
Key figures per share from continuing operations			
Basic earnings per share from continuing operations (EUR)	3.05	2.63	16.0%
Diluted earnings per share from continuing operations (EUR)	3.04	2.61	16.5%
Basic earnings per share from continuing operations before impairment of goodwill (EUR)	3.05	2.63	16.0%
Average number of outstanding shares (x thousand)	34,209	34,498	
Number of outstanding shares as at 31 December (x thousand)	33,906	34,528	
Key figures per share (EUR)			
Basic earnings per share	15.19	3.90	289.8%
Diluted earnings per share	15.18	3.88	290.9%
Basic earnings per share before impairment of goodwill	15.19	4.25	257.3%

Net financing income and costs

Net financing income from continuing operations amounted to EUR 7.6 million (2005: net expense of EUR 11.5 million). The financial income of EUR 19.4 million mainly consists of interest on the cash position since 28 March 2006. Financial expenses, amounting to EUR 19.3 million, mainly consist of interest on the syndicated loan and private loan of EUR 10.6 million and the dividend of EUR 4.5 million on the cumulative preference shares. The foreign exchange result of EUR 7.5 million mainly relates to the release of a reserve for translation differences in connection with the repayment of a loan to an operating company.

Income tax expense

Income tax expense increased from EUR 7.9 million to EUR 16.1 million. The effective tax rate in 2006 was approximately 13%.

Share in results of associates

The share in the results of associates, mainly Nanta Venezuela, amounted to EUR 0.5 million in 2006 (2005: EUR 2.0 million). The book gain on the sale of the minority interest in Hydrotech Gruppen in August 2006 and the share in its result are included in the result from discontinued operations.

Result after tax from discontinued operations

The profit after tax from discontinued operations amounted to EUR 16.5 million in 2006. This mainly relates to 75% of the net result of Marine Harvest for the period to 28 March 2006 (EUR 26.8 million) and the share of the result of Hydrotech Gruppen until its sale in August 2006, less the results of the Euribrid business, the sale of which has been announced, and the results of the sold feed activities in France.

The gain on the sale of discontinued operations net of tax comprises EUR 380 million on the interest in Marine Harvest and EUR 18.5 million on the interest in Hydrotech Gruppen.
In the 2005 result after tax from discontinued operations are also included the results of Hendrix Poultry Breeders and Pingo Poultry.

Marine Harvest

On 6 March 2006 Nutreco and Stolt-Nielsen reached an agreement with Geveran Trading Co. Ltd. on the acquisition of Marine Harvest, in which Nutreco had a 75% shareholding. It was agreed that the purchaser would bear any risks in respect of conditions that the competition authorities might attach to the transaction. Geveran Trading then transferred the agreement directly to Pan Fish ASA, with the same conditions applying. Nutreco received an advance on the purchase price of the shares (EUR 881 million) from Pan Fish on 28 March 2006. Permission for the transaction was granted on 19 December 2006 by all relevant competition authorities and on 29 December 2006 all shares were transferred to Pan Fish. The feed supply contract with Marine Harvest dating from 2005 will be continued.

Total result for the period

The profit for the period attributable to equity holders of Nutreco increased to EUR 519.5 million (2005: EUR 134.4 million). Basic earnings per share rose to EUR 15.19 (2005: EUR 3.90).

The profit after tax from continuing operations increased from EUR 93.2 million to EUR 105.3 million. Basic earnings per share from continuing operations were 16.0% higher at EUR 3.05 (2005: EUR 2.63).

Cash position and capital structure

Nutreco's cash position is strengthened by the proceeds of EUR 881 million from the sale of the 75% interest in Marine Harvest and the repayment by Marine Harvest of the EUR 156 million shareholders' loan in February 2006.

Nutreco distributed an (interim) superdividend of EUR 314 million and repurchased shares for an amount of approximately EUR 50 million in October 2006. Earlier in the year, Nutreco had repurchased some 5% of the outstanding shares to cover the existing share and option plans as well as the stock dividend.

Nutreco's net cash position on 31 December 2006 amounted to EUR 236.6 million. Equity attributable to equity holders of Nutreco on 31 December 2006 was EUR 744.1 million (2005: EUR 698.2 million).

Cash flow and investments

The net cash from operating activities amounted to EUR 69.3 million (2005: EUR 94.7 million). Investments in property, plant and equipment and intangible assets amounted to EUR 57.1 million as compared to EUR 50.3 million in 2005.

Key investments in 2006 related to logistic optimisation of the fish feed plant in Chile (Pargua), which included the construction of a pier in the ocean and a pipeline for the transport of raw materials and fish feed. The fish feed plant in Stavanger, Norway, was modernised. At the compound feed plants in the Netherlands and Spain, silos for the storage of raw materials were replaced, production lines were optimised and investments were made to ensure compliance with the latest environmental requirements. In Andalusia, Spain, a major investment was made in new processing and packaging lines for poultry products destined for the supermarket channel.

operational developments

Animal nutrition

Nutreco produces compound feed, speciality feed, premix and petfood. Besides compound feed for poultry, pigs, ruminants and other animals, Nutreco also produces speciality feed for young animals, pets and horses under its own brand names. There is also increased production of organic feed.

Virtually all poultry, pigs and a large proportion of dairy and beef cows are fed with compound feed. It is only the ruminants (mainly cows and sheep) that graze, but these animals, too, are given supplemental feeding. Farmers generally use compound feed that meets the full range of the animal's nutritional requirements. In addition, there is a group of mainly larger farmers who prefer to mix the feed themselves by adding a premix concentrate to the basic raw materials.

Fish feed

Nutreco also produces feeds for around 50 species of farmed fish. The feeds offer advanced nutrition from hatching through to harvest and help ensure the farmed fish are both tasty and healthily nutritious for the consumer.

Meat

Nutreco's meat activities mainly relate to the production of broilers and the processing and sale of poultry products in Spain. Besides Sada, Nutreco also has a broiler trading activity, which is related to Hendrix's compound feed activities in the Netherlands, and a pig facility in Spain, which is related to Nanta.

All Nutreco activities are supported by a research & development organisation.


Trouw Nutrition



operational developments: compound feed

Hendrix is the company name for Nutreco's compound feed activities in the Netherlands, Belgium, Germany, Poland, Hungary and Denmark. Nanta and Agrovic are the compound feed companies in Spain and Fabrimar is the compound feed company in Portugal.

Share of revenue third parties compound feed in revenue Nutreco (EUR x million)


770.5
26%
3,009.0

Share of operating result compound feed in operating result Nutreco (EUR x million)


24.8
22%
114.8[1]

[1] Operating result before exceptional items, including corporate costs of EUR 19.3 million

Market overview

In 2006 the worldwide production of the compound feed industry totalled approximately 635 million tonnes. With a production of about 6.1 million tonnes and a market share of around 1%, Nutreco is the world's sixth largest animal nutrition producer. The top ten of the world's biggest compound feed producers have a total market share of 13%. This means that the compound feed market is still fragmented in spite of the consolidation trend in the industry. Over 90% of all the feed is used for poultry, pigs and cattle.

International feed production in 2006 (in million tonnes)


175
150
125
100
75
50
25
0
151.7
140.4
77.5
48.4
25.0
23.4
22.9
18.1
14.6
10.3
USA
EU-25
China
Brazil
Mexico
Japan
Canada
Russia
Korea
India




HENDRIX

Market position and competition

The Western European cattle feed market is characterised by market growth in Spain and fairly stable to contracting markets in the Netherlands, Belgium, Portugal and Germany. This development reflects decreased meat production, mainly attributable to meat and poultry product imports from countries with low production costs.

Compound feed is a bulk product with a low margin and a high turnover rate, and with a cost price mainly tied to that of raw materials. The structure of the compound feed market traditionally has a national or regional character. This may be explained by the high transport costs and the regional specialisation in certain types of cattle. With a market share of 12%, Nutreco is the biggest player in the Benelux. The market in the Benelux is fairly concentrated, with six players accounting for about 50% of total compound feed production. The market in Spain and Portugal is much more fragmented. There, the top five of compound feed companies produce about 22% of the total market volume; the rest is divided among more than a thousand small enterprises that are organised on a cooperative basis. With a market share of about 11%, Nutreco is market leader in Spain.

In 2006 Nutreco had to contend, in particular, with rising grain prices as a result of growing demand for these products, notably from the bioethanol industry. The rise in the prices of raw materials is largely discounted in the price of the end products.

Products and services

Through its compound feed businesses, Nutreco offers a full range of products, with a focus on poultry, pig and cattle feeds. The supply encompasses more than a hundred different types of feed products.

Nutreco sets itself apart in the market through technological innovation and through the provision of know-how and support to farmers, with a strong focus on quality, efficiency and reduction of the environmental impact. Nutreco supplies its feed products in combination with technical advice. Thanks to the quality of its products and service, Nutreco has succeeded in positioning itself at the high end of the market.

Production

In the Benelux, Nutreco operates ten compound feed plants: seven in the Netherlands and three in Belgium. The capacity of these plants ranges from 100,000 to 400,000 tonnes a year. The total annual production capacity amounts to 2.6 million tonnes.

The Nutreco businesses in Spain and Portugal operate a total of 15 production facilities. The total annual production capacity in Spain amounts to about 2.5 million tonnes. In addition, Nutreco operates smaller feed plants in Germany, Poland, Hungary and Denmark.

Strategy

Nutreco's compound feed strategy is aimed at maintaining market share or at achieving growth whilst retaining acceptable margins. In Northwest Europe, the strategy focuses on quality-oriented farmers, to whom Nutreco supplies feed and advice as part of a Total Management Concept. The market in Northwest Europe is characterised by the increase in farm scale. By closely collaborating with these farmers, Nutreco expects to improve the return for both farmers and Nutreco. Nutreco is also focussing on the further development of the NuTrace® programme, which has set the standard in the field of quality and safety in the feed industry.

The strategy of the compound feed businesses in Spain and Portugal is aimed at autonomous growth. Nutreco enjoys an excellent reputation in the Spanish compound feed industry, sets itself apart in the market through innovation, feed safety and service, and is able to gradually strengthen its position even further.

The sustainability of raw materials, too, is playing an increasingly important role. Nutreco is actively involved in international projects aimed at improving key raw materials such as soya flour.

Operational developments

The slight decline in compound feed sales is due to minor price and volume effects, which were the product of sustained price competition in the Benelux. The operating result before exceptional items on the compound feed activities was EUR 1.4 million higher at EUR 24.8 million. Despite the difficult market conditions, Hendrix was able to maintain its volume and market share in the Benelux.

The operating result of Spanish compound feed company Nanta showed an improvement on 2005. Volumes were down slightly in Spain due to what is expected to be a temporary decline in the pig population, but this was offset by higher prices.

A reorganisation process was started in the first half-year to improve performance in the Benelux by raising efficiency, cutting costs and optimising production and logistics at Hendrix. The effects of this reorganisation started to become apparent in the closing months of 2006.

Key figures (EUR x million)	**2006**	**2005**	**Difference**
Revenue to third parties	770.5	780.1	-1.2%
Operating result (before exceptional items)	24.8	23.4	6.0%
Operating margin	3.2%	3.0%	


Trouw Nutrition
INTERNATIONAL

operational developments: premix and speciality feed

Nutreco subsidiary Trouw Nutrition International (TNI) holds a strong position on the world market for premix and innovative speciality feed products. The company has operations in more than 20 countries and a workforce of over 2,000.

Share of revenue third parties premix and speciality feed in revenue Nutreco (EUR x million)


548.0
18%
3,009.0

Share of operating result premix and speciality feed in operating result Nutreco (EUR x million)


27.0
24%
114.8[1]

[1] Operating result before exceptional items, including corporate costs of EUR 19.3 million

Market overview

Premix is used by compound feed producers and farmers who make their own feed (home mixers) in the production of compound feed. Premix may constitute between 0.2% and 5% of daily animal nutrition and accounts for 50% of the revenue volume of Trouw Nutrition International.

TNI produced a total of over 1 million tonnes of premix and speciality products in 2006, of which 780,000 tonnes in Europe, 120,000 tonnes in the United States and Mexico, and 140,000 tonnes in other regions. Growth markets are, in particular, Eastern Europe and Russia, Asia and Latin America, with growth rates of more than 5%.

The market for premix and speciality feed products is more concentrated and international than that for compound feed. The four global premix producers together account for more than 50% of the European market. Smaller producers generally compete at national level; elsewhere in the world larger regional producers also play an important role.

Premix and speciality feed products are products with a higher added value than compound feed. This production, too, requires stringent quality control.

Market position and competition

Trouw Nutrition International is a major player in Europe and North America. Of the total production, about 18% is sold to sister companies. The estimated market shares in the principal markets where Nutreco operates are:

TNI market share	2006
Netherlands	35%
Belgium	25%
United Kingdom	20%
Spain	20%
Mexico	20%





Acquired in 2005, the Mexican company Tenusa was successfully integrated into the existing Trouw Nutrition activities in Mexico in 2006. The past year was again dominated by TNI's continued globalisation, with acquisitions in China, India and Russia. In addition, the takeover of Sloten – a Dutch producer of milk replacers for young rearer animals – contributed to the further international spread of TNI's activities.

As a result of the acquisitions, more existing TNI products were sold in new markets, whilst the exchange of local and international markets know-how was stepped up.

Nutreco's main global competitors are Provimi and DSM.

Products and services

In 2006 the TNI Specialities business unit was set up for the worldwide marketing and branding of TNI's unique feed specialities. These comprise feeds for calves, pigs and other young animals and are made up of feed ingredients with a high added value, such as naturally chelated trace elements and organic acid treatment.

2006 saw the introduction of TNIbetain. This derivative product from the sugar industry improves gut integrity. Another development was the introduction of Selko-4Health. This drinking water additive suppresses certain bacteria that can cause infections. Other speciality feed products are aimed at feeding animals during vulnerable transition phases, such as gestation and weaning. Milkiwean diets for young piglets, for example, minimise digestive disruption during the transfer from weaning to conventional pig feed. Milk-replacing products marketed under the Milkivit and Sloten brands ensure that young animals develop optimally.

Trouw Nutrition continues to focus on the development and launch of innovative new animal feed specialities that are marketed worldwide and serve a broad-based target group.

Production and distribution

Trouw Nutrition International has 13 production facilities in Europe and five plants in Mexico and North America. Furthermore, TNI has production facilities in China, Brazil and India, a 50% joint venture in Venezuela and a 33% interest in Egypt.

Strategy

Trouw Nutrition International's strategy is aimed at increasing market share in the feed specialities. Major growth markets are Eastern Europe, Latin America and Asia.









TNI's growth strategy focuses on capturing leading market positions in nine promising countries where Nutreco is already active: Brazil, Canada, China, Germany, India, Poland, Mexico, Russia and the United States. The Western European market is stable. Cost control, logistic efficiency and innovation are key drivers of position improvement.

Operational developments

Trouw Nutrition International reported a 27.3% increase in revenue compared with 2005. The increase is due to acquisition effects (18%), higher volumes (8%) and higher selling prices (1%).

Volume growth was achieved in all product groups. Furthermore, TNI strengthened its international purchasing, marketing and IT organisation.

The operating result before exceptional items rose from EUR 22.3 million to EUR 27.0 million. This is largely attributable to the improvement in the United States and the acquisitions in growth markets such as China, Russia and Mexico in 2005 and 2006.

On 2 January 2007 the sale of the French speciality feed activities to the Evialis Group was completed. This sale was part of the earlier announced reorganisation in Western Europe.

On 19 February 2007 Nutreco announced the takeover of the animal feed blends, premix and base mix businesses of BASF in Poland, Italy, the United States, the United Kingdom, Mexico, Guatemala, China and Indonesia, with a total of 435 employees. With this new step, Trouw Nutrition International has doubled its premix revenue to EUR 400 million, making it the second largest player in the global premix industry.

After integration and transformation, the acquired BASF activities will contribute EUR 10 million to Nutreco's operational profit in 2009, mainly as a result of synergy effects. The profit margin of the acquisitions is expected to be on a par with Nutreco's existing premix and speciality feed activities within two years.

Key figures (EUR x million)	**2006**	**2005**	**Difference**
Revenue to third parties	548.0	430.4	27.3%
Operating result (before exceptional items)	27.0	22.3	21.1%
Operating margin	4.9%	5.2%	



operational developments: fish feed

Nutreco subsidiary Skretting is the leading player on the global salmon feed market. In 2006 Skretting produced approximately 1.2 million tonnes. About three quarters of this was destined for salmon and sea trout, a market in which Nutreco has an approximately 40% share. The other 25% represents, in particular, feed for trout, sea bass, sea bream, turbot, yellowtail, barramundi, eel and cod. Nutreco supplies feed for approximately 50 other species of fish.

Share of revenue third parties fish feed in revenue Nutreco (EUR x million)


972.2
32%
3,009.0

Share of operating result fish feed in operating result Nutreco (EUR x million)


67.0
58%
114.8[1]

[1] Operating result before exceptional items, including corporate costs of EUR 19.3 million

Skretting's core competence is the production of extruded dry fish feed. Fish feed consists of nutrients – vitamins, minerals and proteins – which are ground, mixed and subsequently extruded. The extrusion process binds and forms the product. When the products come out of the extruder, they are dried. Subsequently, oil and essential nutrients are added to the product.

Extruded fish feed is characterised by the fact that it either floats on the water or sinks to the bottom at a controlled rate of speed. Floating or slowly sinking fish feed is more easily digestible and gives farmers greater insight into the feeding pattern of their fish. To be able to provide customers with a total solution for all feed and nutritional requirements of farmed fish, Skretting also produces starter feed for young fish and special dietary formulas.

Market position and competition

Originally Norwegian and feed supplier, Skretting is a company that has been active in salmon farming from the very beginning. Market developments in feed closely reflect fish farming developments. The fish feed sector is characterised by a small number of international market players, including Skretting, Cermaq (Ewos) and Biomar.

The principal salmon and seat trout feed regions are Norway and Chile, where approximately 80% of salmon farming in the world is carried on. Other principal countries are Scotland, Ireland, Canada and Australia. The main markets for other fish feed are Europe, Asia and Australia. Skretting is number one in all principal markets where it is active.

Products

Nutreco distinguishes four types of fish feed products: feed for broodstock diets, juvenile feed, grower diets and special diets. To ensure healthy, normal fish growth, it is important that the broodstock and, subsequently, the young fish are given the best





possible diet. Based on years of research, Skretting has therefore developed a special product line that is marketed under the brand name of Vitalis.

Nutreco also supplies fish feed for the first phase of fish life. The proper quality and physical size of this feed, ranging from 100 micrometres to about 3 millimetres, is of vital importance for the healthy development of the fish. For the growth phase following the initial phase, Skretting offers a wide-ranging supply of fish feed products tailored to the fish farmer's production plan and specific requirements.

In feed diet formulation, much attention is focussed on the proper balance between the composition of the raw materials and nutritional value. Skretting aims to minimise any negative effects on the environment. Skretting also produces speciality feed, based on natural raw materials, which fosters healthy fish growth under changing living conditions. Skretting uses NuTrace® as a system for all feed products to ensure food safety and quality. This concept integrates measures that guarantee the quality and safety from raw material to end product.

Production and distribution

Skretting has 15 production facilities in all major production regions. The total production capacity amounts to 1.3 million tonnes and the utilisation rate in 2006 was over 90%. Fishmeal and fish oil are traditionally the key raw materials constituting fish feed products. In 2006 prices of these raw materials rose sharply compared to 2005. However, more and more use is made of vegetable alternatives as substitutes for these increasingly scarce raw materials. Research and development made it possible during the past year to replace 30-50% of the fishmeal and fish oil content with alternative raw materials. Of course, substitution is only practised if the feed quality is guaranteed. Substitution of expensive raw materials has enabled Nutreco to keep the prices of its products attractive. The fish feed products are generally supplied directly to fish farms.

Strategy

The strategy is aimed at autonomous growth of salmon feed and other fish feed activities. Nutreco will be able to achieve this by investing in new technologies. In doing so, Nutreco will continue




SKRETTING





to carry out research on alternative raw materials to replace fishmeal and fish oil. Cost optimisation is also of great importance, as well as the improvement of logistic processes. Furthermore, Nutreco is striving towards growth in fish feed specialities such as starter feed and dietary feed. In this respect, Nutreco aims to strengthen its leading position in the field of innovation, quality, food safety and sustainability. The production of sustainable, tasty and healthy fish is a common interest of the fish feed companies and fish farms. To further foster sustainable growth of the aquaculture industry, Nutreco will therefore focus on intensifying its collaboration with fish farms.

Nutreco wants to maintain its strong positions in feed for other fish species in several European countries, as well as to strengthen its position in other regions, particularly in the eastern part of the Mediterranean, Eastern Europe, Japan, China and Vietnam. In this segment, too, growth in market share and profitability are central strategic objectives.

An important area of attention for Nutreco in the formation of the Marine Harvest joint venture was its fish feed revenues to the joint venture. Also after the sale of Nutreco's 75% interest in Marine Harvest, this will remain an important focus of attention. At that time Nutreco signed a three-year arm's length feed supply contract with Marine Harvest, which will end in April 2008, with an option for another two years.

Operational developments

Fish feed revenues in 2006 rose by 19.6% compared to 2005. This rise reflects the combined effect of 7% growth in volume and 13% higher fish feed prices. The prices of fishmeal and to a lesser extent fish oil, the main constituents of salmon feed, were sharply higher in 2006 compared with the previous year. Nutreco is able to increasingly replace these scarce materials with vegetable substitutes without compromising the quality or nutritional value of the end-product. By supplying such vegetable products and passing on the higher raw material prices to its customers, Nutreco was able to maintain its gross margin.

Higher sales of feed for species other than farmed salmon also boosted revenue, most notably in the Mediterranean region and Asia. Furthermore, part of the revenue growth in Asia was generated by the Kirin Feed fish feed operations in Japan, which were acquired in 2005.

The operating result before exceptional items on fish feed activities rose by 16.1% compared to 2005. This is partly due to the excellent spread of Nutreco's fish feed activities, which has enabled the company to derive maximum benefit from the worldwide growth in large-scale fish farming. Furthermore, there is a constant focus on innovation, cost control and logistic optimisation. The strong performance by salmon farmers translated into reduced debtor risk, which benefited the result by several million euros.

Key figures (EUR x million)	**2006**	**2005**	**Difference**
Revenue to third parties	972.2	812.6	19.6%
Operating result (before exceptional items)	67.0	57.7	16.1%
Operating margin	6.9%	7.1%	



operational developments: meat

Sada is the Spanish market leader in chicken and chicken products. In this business, Nutreco has broiler production units throughout Spain supplying birds to the Sada processing plants.

Share of revenue third parties meat in revenue Nutreco (EUR x million)


718.3
24%
3,009.0

Share of operating result meat in operating result Nutreco (EUR x million)


15.3
13%
114.8[1]

[1] Operating result before exceptional items, including corporate costs of EUR 19.3 million

Market overview

Growth in poultry consumption in Spain is virtually stable; demand for poultry products is weakening while demand for fresh ready-made poultry meals is on the rise. The price of live chickens is subject to changes, which may influence the results. Spain is a relatively closed market. Cheap imports from, for example, Brazil are limited. Consumer concern over Avian Influenza temporarily affected demand at the beginning of 2006; by June 2006 demand for poultry products had normalised again.

Market position and competition

With a market share of 28%, Sada is number one in Spain. Chief competitors are Coren, Guissona, Uvesa and Padesa. These four competitors have a joint market share of 28%.

Production and distribution

Sada has ten processing facilities with a total annual production capacity of about 150 million broilers. The largest part of the production is sold to consumers through supermarkets and hypermarkets. Supplies are also made to wholesalers, the food industry and food service customers.

Almost 95% of the production relates to fresh products and about 5% to frozen products. Over 50% of the products are considered as value-added product, which mainly comprise fresh packed products.

Strategy

Sada's strategy focuses on stepping up collaboration with the major supermarket chains. In this regard, fresh packed and value-added poultry products play an important role and offer the best possibility to reduce volatility of the results. Also, agreements were concluded with major retail customers about a new pricing model based on cost price rather than on market price quotations for poultry. Value addition is achieved through





further processing, improvement of the cost base and increasing revenues from by-products. Sada will also focus more on the food service segment and on ready-made poultry meals. In 2007 Sada will introduce a new brand name, Frichef de Sada, which covers a range of fresh, packed, roasted and frozen poultry products. The existing CUK brand will be repositioned as a quality product. Sada closely collaborates with Nutreco's Spanish compound feed company Nanta in the field of animal nutrition.

Operational developments

Due to consumer concern about bird flu, demand for poultry products in Spain dropped temporarily in the first half-year of 2006 and poultry prices were low. The revenue generated by Nutreco's meat processing facilities in Spain was lower compared with 2005. Volume was 9% lower and selling prices were down by an average of approximately 1%.

Around 1% was added to revenue by the increase in Nutreco's interest in Inga Food, the Spanish pig farming business, at the end of April 2005. Inga Food made a positive contribution to the result.

The operating result before exceptional items on meat activities was lower compared with 2005. This is mainly due to a drop in sales volume caused by consumer concerns about bird flu. Results in 2005 were exceptionally strong as a result of high poultry product prices and low prices of raw materials during the first half-year. Furthermore, Nutreco has agreed new pricing structures with its major customers and the selling prices of approximately 60% of its products are now on a cost-plus basis. This means that higher raw material prices can be passed on and Nutreco is less sensitive to market price volatility. Sales of broiler chickens, a business which is related to Hendrix's compound feed activities in the Benelux, had a negative effect on the result.

Key figures (EUR x million)	**2006**	**2005**	**Difference**
Revenue to third parties	718.3	750.6	-4.3%
Operating result (before exceptional items)	15.3	26.1	-41.4%
Operating margin	2.1%	3.5%	

discontinued operations

Marine Harvest

On 16 December 2005, the Extraordinary Meeting of Shareholders unanimously approved the proposal to reduce the interest in Marine Harvest by at least 34%, or possibly by 100%, through an IPO or by selling it to an interested buyer.

Preparations for an IPO were carried out. The initial talks with stock exchange authorities took place and the prospectus reached an advanced stage of completion. At that point in time, a number of strategic buyers indicated that they were interested in acquiring the entire interest of both Stolt-Nielsen and Nutreco. The price agreed with one of these parties matched the price level established by independent advisers. Since the transactions could swiftly proceed, the entire interest could be sold at once and the price was right, it was decided to press ahead with this transaction.

On 6 March 2006, this resulted in an agreement with Geveran Trading Co. Ltd., which took over the entire interest in Marine Harvest. Any risks resulting from conditions imposed on the transaction by the competition authorities were for the buyer's account. Geveran Trading then transferred the agreement to Pan Fish ASA, with the same conditions applying.

On 28 March 2006, Pan Fish made an advance payment on the share purchase sum (EUR 881 million) to Nutreco. On 29 December 2006 all shares were transferred to Pan Fish. All relevant competition authorities granted their approval for the transaction following the UK Competition Commission's approval on 19 December 2006.

The feed supply contract with Marine Harvest, which had been agreed in 2005, will be continued.

The total proceeds from the sale of the shares and from the repayment of the shareholders' loan to Marine Harvest (repaid to Nutreco in February 2006) produced a book result of EUR 380 million.

Hydrotech Gruppen

On 21 August 2006 Nutreco signed a memorandum of understanding to sell its indirect interest of 19.8% in Hydrotech Gruppen AS to Lerøy Seafood Group ASA. Lerøy Seafood Group ASA already had a 39% stake in Norwegian salmon farmer Hydrotech. The proceeds of this transaction amounted to EUR 25 million, which translates into a book profit of EUR 18.5 million for Nutreco.





French speciality feed activities

On 2 January 2007 Nutreco announced the formal completion of the sale of its French speciality feed activities to the Evialis Group in France. Both parties had already indicated their interest in this transaction on 11 September 2006. Evialis will, for the time being, use the production plant in Vigny, France. This plant will remain wholly owned by Nutreco.

Euribrid

On 24 January 2007 Nutreco and Hendrix Genetics B.V. signed a memorandum of understanding regarding the sale of the Euribrid animal breeding activities, including the Animal Breeding Research Centre, to Hendrix Genetics at a selling price of EUR 50 million. The net proceeds after deduction of the (transaction) costs are in excess of book value. Euribrid reported revenues of EUR 73.9 million in 2005. Completion of the deal is expected in the first half of 2007.

Nutreco's breeding activities are incorporated into Euribrid. This subsidiary is comprised of three specialised companies – Hybro (broilers), Hybrid (turkeys) and Hypor (pigs) – and trading company Plumex (day-old chicks and hatching eggs for the production of broilers and layers). Euribrid is headquartered in Boxmeer. Euribrid also has subsidiaries and joint ventures in 15 countries on three continents. With its workforce of about 550, the breeding company supplies products and services to the broiler, turkey and pork industries in more than 100 countries.

corporate social responsibility

The sustainable management of key raw materials in our production chains, our investment in feed-to-food quality, our response to climate change and our investment in communities and people are key components with high business relevance in Nutreco's policy for corporate social responsibility (CSR).

Nutreco endeavours to minimise any negative impact of its activities on society and the environment and to achieve a positive effect where this is practical. In 2006 the objectives were notably demonstrated by Nutreco's participation in international discussions aiming to improve sustainability of key raw materials. These events are described below.

The importance of CSR in Nutreco is reflected by separate reporting on this topic since 2000, initially as the Nutreco Social & Environmental Reports and from 2005 as the Nutreco Corporate Social Responsibility Reports.

Early in December 2006 the PricewaterhouseCoopers Transparency Benchmark Survey placed Nutreco fourth out of 174 large companies based in the Netherlands, both publicly quoted and privately owned. The survey was carried out at the request of the Dutch government and assessed the companies on the basis of their reporting. Further recognition of Nutreco's record in CSR came with an invitation to present on its CSR policies at the ING Consumer Goods Conference for bankers and investors in London in December 2006.

An important step in CSR policy was taken when Nutreco defined priority areas for attention. Following the implementation of the Rebalancing for Growth strategy in 2005, these were revised into the following four areas, which are explained in more detail below:

- Sustainable management of natural resources
- Feed-to-food quality
- Climate change
- People & investment in the community

In 2006, together with an external partner, Nutreco undertook the identification of key performance indicators (KPIs) to improve management of its CSR performance in these priority areas.

The process involved a study of relevant standards and the latest guidelines of the Global Reporting Initiative. These were considered alongside the CSR priority areas of Nutreco and ranked according to their materiality. The resulting shortlist of KPIs was reviewed by senior specialists in the company and a proposed final list presented to the Executive Board for approval. The KPIs, grouped according to the four priorities, will be introduced to Nutreco's operating companies in 2007. The operating companies will adopt and set objectives for those most appropriate to their activities and circumstances. KPIs and progress towards the objectives will be integrated in the business review process. Further information on the KPIs and their development is given in the Nutreco Corporate Social Responsibility Report 2006.

Sustainable management of natural resources

Nutreco is aware of issues surrounding raw materials and is deeply involved in initiatives for sustainable animal feed production and





sustainable industrial fisheries, coupled with the sustainable production of fish feed. In 2006 Nutreco participated in international conferences aimed at improving the sustainability of the key raw materials soya, fishmeal and fish oil.

For the past three years, as a member of the Round Table on Responsible Soy (RTRS), Nutreco has been in dialogue and cooperating with industry partners and NGOs to ensure that growing and processing soya in South America is conducted in a responsible way, without causing deforestation or creating social injustice.

The RTRS was set up by organisations and companies committed to the responsible production, processing and trading of soya. In March 2006, Nutreco participated in the technical workshop that helped prepare for the second round-table meeting at the end of August 2006 in Paraguay, where again Nutreco was represented.

At that round-table meeting participants agreed to create an organisation with a formal governance structure that will develop the criteria to benchmark and monitor progress towards responsible production, processing, trading and distribution of soya. This was a major step forward and Nutreco will participate in the development of the benchmarks.

In addition, participants agreed a covenant with respect to soya production in Brazil while the criteria are being developed. All companies concerned with purchasing, processing and using soya from Brazil committed not to source soya from newly cultivated land and to ensure that no supplier is connected to slavery.

In 2006 Nutreco was proactive in putting soya issues on the agenda of the European Compound Feed Manufacturers' Federation (FEFAC). Sustainable sourcing of raw materials such as soya was a main topic at the FEFAC General Assembly in Ghent, Belgium, in June 2006, and FEFAC was represented by its president at the Paraguay RTRS meeting.

The conference on sustainable production of fishmeal and fish oil took place in Rotterdam in May 2006. Fishmeal and fish oil are key ingredients in feeds used in aquaculture. Skretting is the world's leading supplier of fish feed and therefore an important buyer of fishmeal and fish oil. That is why Nutreco helped to organise the first seminar on this topic in Peru in 2005, together with the Dutch Ministry of Foreign Affairs.

The Rotterdam meeting attracted producers, users and many others including representatives from the EU Parliament, FAO, the Marine Stewardship Council, banks and international NGOs. The meeting achieved an important step forward by agreeing to raise the scope from South America to a global level and the International Fishmeal and Fish Oil Organisation (IFFO) took on the leadership role.

Nutreco again helped in organising the meeting and Skretting presented its sustainability policy and its long-standing record of successfully seeking alternatives to marine raw materials.

The Skretting Aquaculture Research Centre (ARC) and the Skretting fish feed companies have built extensive knowledge and skills in successfully substituting vegetable raw materials for the fishmeal and fish oil in high-performance and other top-quality fish feed products for a broad range of species. The ARC is using this knowledge in the EU AquaMax project, launched in 2006, to develop sustainable feeds with maximum health benefits for consumers. More details are given in the R&D chapter and in the Nutreco Corporate Social Responsibility Report 2006.


ISCO
BUNGE
degussa.
FUND



By working to improve the sustainability of its raw materials, Nutreco can, in a modest way, contribute to achieving one of the goals of the Millennium Declaration of the United Nations, namely, "to integrate the principles of sustainability into country policies and programmes; to reverse the loss of environmental resources".

Introducing the session 'Poverty Reduction, Environment and the Millennium Development Goals' at an Organization for Economic Cooperation and Development (OECD) conference in Paris in April 2006, Agnes van Ardenne-van der Hoeven, the Dutch Minister for Development Cooperation, said that partnership enabled the involvement of the private sector in working towards these development goals. Specifically, she reported the partnership of the Ministry with Nutreco and the Netherlands Committee of the International Union for the Conservation of Nature (IUCN) to enhance sustainability in the fishmeal production chain, describing Nutreco as "the adequate partner to engage with" in this project.

In a survey of public-private partnerships of the Netherlands Ministry of Foreign Affairs in the Netherlands, conducted by Nyenrode Business School and Erasmus University in 2006, Nutreco was identified as an appropriate role model for its involvement in its PPP together with the ministry and the organisation for nature conservation IUCN-NL.

Feed-to-food quality

Animal and fish feeds have a direct influence on the quality of the final food products. Nutreco is continuously occupied in research & development aimed at producing feeds that influence the quality of food products in a positive manner, for example through incorporating omega-3 fatty acids and by producing meats with improved flavour and better fat profiles.

Feeds can be the source of food safety problems and this priority area provides an opportunity to bring together and coordinate food safety actions across the business.

Food safety begins with feed safety, which additionally leads to better animal welfare. The safety of feeds from Nutreco is based on responsible purchasing of raw materials coupled with monitoring and management of undesirable substances, microbial contamination and antinutritional factors. Equally, Nutreco feeds are formulated to be nutritious and palatable, to help ensure animals are well fed and healthy.

In 2006 Nutreco continued at a brisk pace with the further development and extension of its NuTrace® food safety initiative to become a broad feed-to-food quality programme across all businesses of Nutreco. This involved redefining NuTrace® standards to match the rebalanced profile of Nutreco and to ensure the standards are in line with current customer demands. Surveys were conducted through Nutreco businesses to assess the extent to which the new standards are already being met and to identify areas for attention.

Implementation of one common set of standards across all businesses is expected to bring several benefits in addition to contributing to final food quality, including, for example, improved coordination in raw materials purchasing.

In November 2006, FUNDISA, the Spanish food safety foundation that was established through an initiative of Nutreco companies in Spain, organised its fourth symposium on the theme 'Food Safety in Food Production'. Nutreco companies played a central role. More than 200 delegates with a professional interest in food safety gathered for two days in Madrid, Spain.





Climate change

Changes in the global climate have multiple effects on Nutreco: on raw materials supply and on the needs of its customers. At the same time, agriculture is an important contributor to the production of greenhouse gases with a potential to contribute to climate change. These are carbon dioxide from energy consumption and methane and nitrous oxide from livestock.

For several years Nutreco has encouraged the development and implementation of energy efficiency programmes at operating companies. Energy consumption is reported as a component of CSR reporting. In 2006 all production and processing companies had energy efficiency monitoring programmes in place and around three quarters had programmes to improve the efficiency of energy usage.

In 2006 a Nutreco biofuel project team investigated and analysed the effects of biofuel production, the changes it will cause in the raw material markets and the opportunities they present for Nutreco.

Governments are promoting the production and use in transport of biofuels – bioethanol and biodiesel – based on agricultural products rather than petrochemicals as a strategy in tackling climate change. As crude oil prices rise and biofuel technology improves, the economic viability is increasing and the demand for vegetable raw materials for the production of biofuels is changing the economics of commodity markets. The price of energy is affecting prices being paid by the feed and food industries for crops such as sugar (cane and beet), cereals and oilseeds.

There is a compensating factor. Biofuel production leads to by-products that can be used in feeds. As a result, feed producers must adapt to a different set of raw materials and take the first step in converting these new by-products into nutritious protein. Converting by-products, which are still chiefly sourced from the food industry, into animal feeds is normal practice for feed producers.

People & investment in the community

People in Nutreco and those affected by the activities of Nutreco are covered in this priority area. It is an opportunity for Nutreco to report on employment and social policies. While Human Resources are reported elsewhere in this publication, it is appropriate here to report on health and safety at work.

Nutreco has a policy of implementing the same Health, Safety, Environment and Quality (HSEQ) standards at all operations. These directly affect health and safety in the workplace, and the impact that operations have in the local communities.

Accident prevention initiatives are encouraged and are widespread in Nutreco. In 2006, preparations began for an initiative to raise awareness in all companies of the importance of accident reporting and investigation as part of the prevention programmes.

Turning to the community aspect, Nutreco is aware that it cannot operate in social isolation. An example from 2006 illustrates the point.

Building on a social initiative begun in 2005, three people working in fish hatcheries in the Asia-Pacific region were selected as Skretting Scholars 2006 to attend a training course in Grouper Hatchery Production organised by the Network of Aquaculture Centres in Asia-Pacific (NACA). The scholarships provided financial support, including travel and accommodation, for the scholars to attend this intensive course, which ran from 20 November to 9 December in East Java, Indonesia.

Prospective scholars applied to NACA, which selected the Skretting Scholars based on criteria agreed with Skretting. For many small private aquaculture enterprises in Asia, such a course can be extremely useful, but travel and accommodation can make them too expensive. As Skretting is expanding its activities in the Asia-Pacific region, sponsorship of Skretting Scholars on the NACA hatchery management course is entirely appropriate.

Internal auditing

All Nutreco operations are subject to highly detailed audits that cover every aspect of HSEQ. These audits use one company-wide process, topics list and rating system to assess the level of implementation of Nutreco policies and standards. Any shortcomings are reported immediately to operational and business management and, in more significant instances, to the Executive Board.

In 2006 initial steps were taken to incorporate more clearly food safety precautions in the audit system and, potentially, to add climate change topics. Implementation of the further developed HSEQ audit will provide internal verification of information gathered for CSR reporting, as well as ensuring the same high standards apply throughout Nutreco.

human resources

During 2006 the Human Resources (HR) team finalised the Nutreco HR Manual, which now centralises a consistent set of international human resources standards and policies to align with the growth phase of the 'Rebalancing for Growth' business strategy.

A description of the Nutreco performance management and bonus system, plus all working tools required to apply it with the Management Development Target Group, is included in the HR Manual. Best practices are also documented, describing the performance management approach that should be applied to all other employees in Nutreco to encourage maximum productivity.

The International HR Management Conference held in November 2006 had a positive impact on the global HR team, as it grows through acquisition by Nutreco of new companies. This enables the HR team to quickly implement agreed HR policies and standards around the world as new companies are acquired.

During the HR conference, a set of online assessment tools was made available to all country HR managers to ensure they are best equipped to conduct recruitment activities in line with the competitive standards required to support Nutreco success. A proposal for a new worldwide approach to job evaluation is under discussion.

Progress was made towards establishing a global computerised HR information system that will provide key information to all line and HR managers assisting them in optimising their people-related planning, budgeting, decision making and cost control.

In the Netherlands, new employment-related insurance arrangements were established, enabling the Company to reduce costs. In other countries, future pension-related cost savings have been secured.

The number of Nutreco employees in 2006 increased from 6,993 to 7,919 as at 31 December 2006. The increase reflects a growth of activities in emerging economies and in the Asia-Pacific region in particular. The most significant increase came from the expansion of activities by Trouw Nutrition International in China.

The number of women employed in Nutreco in 2006 was 2,089 (26%). The proportion of staff in managerial positions was 8% and 23% of these were female. Staff turnover worldwide and across all activities fell from 12.4% to 6.5% (excluding employees of either acquired or divested companies). The average age was 37.8 years: 38.4 years for men and 35.8 years for women. The average duration of employment was 10.9 and 7.9 years, respectively. Bachelor degrees or higher qualifications were held by 19% of Nutreco employees.

Approximately 2,300 Nutreco employees (29%) worked in the premix and speciality industry, 28% in the meat processing industry in Spain (Sada), 16% in animal nutrition, 17% in fish feed companies, 6% in the breeding group and 4% in research & development, head offices and shared service centres. Close to 40% of all Nutreco employees worked in Spain and almost 15% in the Netherlands. Employees in each of the other countries represented less than 10%, with only China and Chile being above 5%.

Company-wide absenteeism stood at 4.5% in 2006 (2005: 3.9%). The number of lost time incidents (LTIs) was 264, the same as in 2005. The LTI frequency rate (number of incidents per million man-hours) was 21.4, compared with 22.1 in 2005. There were no fatal accidents in Nutreco in 2006. Extra attention was given to safety at work following three fatal accidents in 2005. Nutreco aims to pursue an active accident prevention policy in all operating companies.

The figures above include the employees of the 50%-owned Trouw Nutrition company in Venezuela. Figures on LTIs, age, duration of employment, absenteeism and qualifications are based on data from established Nutreco companies only and not from those that were acquired in 2006. These figures represent 81% of the end-of-year workforce.

This annual report outlines Nutreco's role as an employer only in general terms. For further information, please refer to the Nutreco 2006 Corporate Social Responsibility Report.

research & development

Research & development is an important activity in Nutreco as it is the source of innovative product and production concepts and advances in technology. It enriches the Nutreco knowledge base, which is used to provide customers with advice and technical support. Nutreco research activities also make continuing contributions to improving the sustainability of the Company and its customers.

Nutreco research centres in the Netherlands, Spain and Norway focus on the nutrition and husbandry of animals and fish. Animal welfare and environmental impact are constant considerations in the research programmes.

Other research activities are directed to feed production technology, meat production and processing, and breeding. Between them, these centres employ 115 people.

Nutreco research centres

Nutreco has five research centres and a separate feed plant dedicated to research. Nutreco laboratories in the Netherlands, Spain and Norway support the research activities.

Swine Research Centre
The Swine Research Centre (SRC) is located in Boxmeer, the Netherlands. It has modern housing facilities for a resident herd of sows, as well as for piglets and growing pigs. A special unit is equipped for physiological and digestion studies. Pig identification systems are used to monitor individual feed intake behaviour and performance and to assess feeding regimes, from the piglet stage onwards.

Poultry and Rabbit Research Centre
The Poultry and Rabbit Research Centre (PRRC) is located between Madrid and Toledo, in Spain. It has the best facilities in Europe for research in broiler breeders, broilers, layers, turkeys and rabbits. There is a special unit for digestion studies and the research team is active in optimising animal housing systems. An adapted feed pilot plant provides the various feeds needed for these research activities.

Ruminant Research Centre
The Ruminant Research Centre (RRC) is located in Boxmeer. It has a research team with expertise in dairy cattle, beef cows and sheep nutrition and in feed management. Many trials are initially conducted with the resident research herd of 80 cows. Individual feed intakes are monitored, including the separate intake patterns of concentrates and roughage. Results are used, among other applications, to develop the ration calculation parameters that provide valuable support for farming customers.

Skretting Aquaculture Research Centre
In 2006 the Nutreco Aquaculture Research Centre changed its name to Skretting Aquaculture Research Centre (ARC), to underline its dedication to the interests of Skretting and its customers. The ARC is based in Stavanger, Norway, and focuses

on the nutrition of fish. Typical species include salmon and trout, also marine species such as sea bream, sea bass and turbot and newer species in aquaculture such as cod.

The ARC has its own analytical laboratory, pilot-scale feed technology plant and the Lerang research station for feed trials. In 2006 investments were approved to expand the capability at Lerang and the feed technology plant.

Activities concentrate on four core areas. The first, and substantially the largest, is the study of the nutritional contributions fishmeal and fish oils bring to feed and how these can be met with alternative raw materials of vegetable origin. The ARC has developed effective salmon feed, for example, with up to 50% substitution.

The second topic is optimising the use in feed of pigments that provide the colouration preferred by most consumers. Thirdly, the ARC develops special products such as starter feeds and anti-stress diets. The fourth topic is feed production technology. Here the objective is to reduce the cost of production while maintaining the freedom to use alternative raw materials and achieving good pellet quality.

Food Research Centre

The Food Research Centre (FRC) is based near Toledo in Spain. The FRC is active in developing meat processing technology and innovative packaging. It is the newest of the Nutreco research centres and facilities were completed in 2006.

Research Feed Plant

The Research Feed Plant in the Netherlands became a separate entity in the Nutreco Agriculture R&D structure in 2006. It produces trial feeds for the SRC and RRC and for Nutreco feed businesses. They are produced in batch sizes ranging from 25 kg to 500 kg, with great accuracy in formulation and processing conditions. The plant is fully certified, for example to GMP+ and HACCP standards.

The facility is additionally used for the development of production technology and to assess novel raw materials.

Research connections

Although located in different countries, Nutreco has instigated processes to ensure there is close liaison between the research centres, with the consequent regular exchange of ideas and knowledge and the avoidance of duplicated efforts. Organisational structures are in place to connect the research centres with Nutreco businesses. This provides a two-way flow of information. The requirements and constraints of the commercial producers served by Nutreco are kept in focus while scientific progress at the research centres is brought to the attention of the businesses, where practical applications can be further developed.

The research centres maintain strong links with academic and independent centres of scientific excellence in the relevant disciplines to ensure awareness of current developments. A





proportion of the annual budget is allocated to funding specific research projects at these centres of excellence. A further part of the R&D expenditure is allocated to development in the businesses as happened, for example, with the marine hatchery feeds described below.

In 2006 expenditure on research & development, including discontinued operations, was EUR 23.8 million (EUR 24.7 million in 2005).

Nutreco 2006 innovations

This section reports a few examples of the many innovations and advances achieved through the work carried out at the Nutreco research centres.

Pig feeds for transition phases

A transition feed concept for sows from Hendrix reduces the occurrence of stillborn piglets and of piglet mortality in the early days.

In 2005 Hendrix identified an opportunity in its markets (Belgium, Germany and the Netherlands) for feeds that improve the vitality of sows around the time of farrowing, and of the piglets. To develop such feeds required a deeper understanding of several aspects of sow physiology. The Swine Research Centre (SRC) investigated details of the passage of feed through the gastro-intestinal tract of the sow and infections of the urinary tract. The results were combined with nutritional knowledge and field trials of Hendrix, and in 2006 the new transition feed concept was launched.

Research at the SRC helped extend the Trouw Nutrition Milkiwean range of piglet feeds with Milkiwean Piccolo for very young piglets, starting at around seven days of age. Supplementary nutrition of piglets reduces both the physical demands on the sow and the competition among the piglets for the sow's milk.

Special feeds for Iberian pigs

Special nutrition for Iberian pigs was developed by the SRC together with Nanta and the Instituto Tecnologico Agrario Castilla y Leon in Spain. The feed complements the traditional diet of acorns for the black Iberian pigs. For farmers in the related Ibericus scheme, Nanta is able to certify that the pigs have been raised on this nutritional combination and farmers obtain a better price for their pigs.

Influencing the strength of eggshells

Shell strength is an important factor in the supply of eggs to retail, food service and food processing markets. It is influenced by the uptake of calcium present in the diet. Research at the Poultry and Rabbit Research Centre (PRRC) defined optimum specifications for calcium carbonate in laying hen feed to obtain good eggshell strength. The specifications cover the ratio of fine and coarse particles of calcium carbonate and the solubility, which depends on the source of the calcium carbonate. Trials were conducted with group-housed and individual laying hens.

Better broiler performance in hot countries

The performance of broiler chickens can be reduced in hot climates as a result of heat stress. Trials at the PRRC with TNIbetain from Trouw Nutrition International demonstrated a direct relationship between the level of betaine in the diet and a lessening of the effects of heat stress. Broilers provided with betaine showed higher final body weights and lower feed conversion ratios. In





 

addition, conformation was improved to give a higher yield of breastmeat.

Transition feeds for dairy cattle

The Ruminant Research Centre and Hendrix UTD developed and introduced a concept, new to the Netherlands, for feeding and management of cows in transition from milking to calving. The transition concept provides a shorter, simpler transition. The transition is reduced from eight to six weeks, giving two weeks more of milking. Problems such as milk fever and mastitis are reduced and management is less complex.

Contributing to sustainability in aquaculture

The Skretting Aquaculture Research Centre (ARC) is participating in the European Union AquaMax project, launched in May 2006. The full title is: 'Sustainable aqua feeds to maximise the health benefits of farmed fish for consumers'. It involves 32 partners in 14 countries and is part of the Sixth Framework Programme, which includes India and China.

The ARC is active in two project programmes: aquaculture and human intervention studies. For aquaculture, the ARC, with other centres, is investigating the effects of low fishmeal levels (down to 15%) on fish such as salmon, trout, sea bass and sea bream. The ARC is producing the feed for all the trials and is conducting the salmon trials at its Lerang trials facility. For the human intervention studies, the ARC is using its knowledge of safe and healthy raw materials for fish feeds in the production of fish at Lerang. These salmon are processed and sent to the University of Southampton in the UK for nutrition trials with pregnant women to investigate benefits to the developing foetus.

In a separate research project, together with the Technical University of Denmark, the ARC has developed a means of inhibiting the factors in soya meal that cause enteritis in Atlantic salmon. This enables feed producers to use soya meal more freely as an alternative to fishmeal.

Improving salmon feeds

Spirit Plus smolt feed provides faster growth in the critical period following transfer of Atlantic salmon to seawater. ARC research focused on intestinal robustness, attractants to boost feed intake and production techniques to attain even higher quality. Skretting Norway implemented the results in trials that led to Spirit Plus. Spirit Plus was launched in Norway and then in other countries, starting with the UK.

The OptiColour feed calculation programme, developed by the ARC, provides a guideline to save costs for Skretting customers. Salmon farmers can achieve the desired level of pigmentation at harvest while using the minimum amount of pigment. The calculation provides information on an individual farm basis.

New feeds for marine fish hatcheries

Discussions with managers of marine fish hatcheries enabled Skretting to identify several unmet requirements. Research in Skretting Trout & Marine and at the ARC, including the development of new production techniques, led to the Spectrum portfolio of speciality hatchery feeds, which was launched in 2006. Between them, Vitalis, Gemma Micro, Gemma and Perla feeds meet the needs of broodstock and of larvae and fry until they are ready for conventional feeds. Spectrum feeds provide higher





survival with better growth for many marine species, including sea bream, sea bass, meagre, cobia, yellowtail and flounders. They are being introduced globally and the range of products is being extended to include feeds for live prey.

Introducing genomic selection in commercial poultry breeding

The Breeding Research Centre, with the Animal Breeding and Genomics Centre of Wageningen UR (University and Research Centre), developed new technologies to guide poultry breeders. Genomic selection provides an accurate assessment of the breeding value of a bird, without measuring individual traits. It uses DNA markers known as SNPs (single nucleotide polymorphisms) to indicate the presence of genes responsible for physical and performance traits, including difficult to measure traits such as disease resistance and meat quality.

Poultry products to meet the needs of food service

Food service is a rapidly expanding market sector in Europe, with an increasing proportion of meals and snacks being taken outside the home. Research and development work at the Food Research Centre in 2006, in close cooperation with food service clients, led to 29 new poultry products. Most were brought to the market within the year and include fresh, frozen and ready-to-eat products such as the following:

- Constant-weight, fresh poultry portions – provide catering services in hospitals, schools and similar locations with low-cost standard meals
- Frozen roasted, stuffed poultry meat products weighing 2 kg – can be thawed, warmed and sliced at food service outlets
- Roasted fillets – are vacuum-packed, ready to eat for quick service

management aspects: corporate governance

The Dutch Corporate Governance Code (the 'Code') has come into force on 1 January 2004. In compliance with the Code, this 'Corporate governance' chapter will be put for discussion on the agenda of the Annual General Meeting of Shareholders (AGM) to be held on 26 April 2007 under a separate agenda item.

During the course of the year under review, the Articles of Association of the Company were amended following a resolution unanimously adopted at the Extraordinary General Meeting of Shareholders held on 13 June 2006. As part of this amendment, the provisions concerning the appointment of the members of the Executive Board and of the Supervisory Board were put in accordance with the Code's best practice that the AGM may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the Executive Board and of the Supervisory Board, or their dismissal, without qualified majority.

The main points where the Company is not in compliance are the following:

- Appointment of Executive Board members for a (renewable) maximum period of four years. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by employment contracts for an unlimited period. The Company intends to comply with the best practice provision of a renewable mandate of a maximum of four years for new members.
- Severance pay limited to one year's fixed remuneration component. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by the terms of their employment contracts and the severance payment conditions provided therein. The Company intends to comply with this best practice in respect of future appointments.

For easy reference, this corporate governance report follows, where practical, the sequence of the best practices as listed in the Code and sets out to what extent the Company applies the best practice provisions of the Code.

Compliance with the Code

Changes to the corporate governance structure

At an Extraordinary General Meeting held on 16 December 2005, a proposal to dispose of all or at least 34% of the Company's shares in Marine Harvest N.V. through an IPO or a private sale was approved unanimously. On 6 March 2006 all shares in Marine Harvest N.V. were sold to Geveran Trading Co. Ltd. by Nutreco Holding N.V. and Stolt-Nielsen S.A. for a total consideration of EUR 1,175 million. Geveran Trading Co. Ltd. assigned the agreement to Pan Fish ASA. On 28 March 2006 Nutreco received the full purchase price of its 75% participation in Marine Harvest N.V., being EUR 881 million. Following clearance given by the relevant competition authorities, the shares in Marine Harvest N.V. were transferred to Pan Fish ASA on 29 December 2006. Pan Fish ASA has since changed its name to Marine Harvest ASA.

A first step towards an optimisation of the Company's balance sheet, consisting of the payment of an extraordinary cash interim dividend ('superdividend') of EUR 9 per ordinary share and a share buy-back programme valued at EUR 50 million, was announced on 1 August 2006. At an Extraordinary General Meeting of Shareholders held on 31 August 2006 the payment of the proposed superdividend was approved.

The Company will continue to submit for discussion and approval by the General Meeting of Shareholders under a separate agenda item each substantial change in the corporate governance structure of the Company and in the compliance by the Company with the Code.

Executive Board

Composition and division of responsibilities

The Executive Board currently consists of three members: Mr W. Dekker, CEO, Mr C. van Rijn, CFO, and Mr J. Steinemann, COO.

The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a simple majority of the votes cast at the General Meeting of Shareholders. At the AGM of 2002, the Supervisory Board agreed not to use the option of making a binding proposal for appointments unless in exceptional circumstances, such as a threatened takeover.

Approval of operational and financial objectives and strategy

As is standard practice within the Company, the Executive Board presented to the Supervisory Board (a) the strategic plan of the Company, (b) the objectives to implement the agreed strategy and (c) the parameters to be used for measuring performance.

Strategy
The year under review was a key year in the implementation of the 'Rebalancing for Growth' strategy, which was announced in 2004, with the sale of the Company's 75% interest in Marine Harvest N.V. to Pan Fish ASA on 6 March 2006 as the most important transaction. In August 2006 the sale of the Company's 19.8% interest in Hydrotech Gruppen AS (Norway) to Lerøy Seafood Group ASA was announced and the sale of a small feed specialities business in France was completed on 2 January 2007.

Acquisitions were in line with the 'Rebalancing for Growth' strategy focusing on the Company's core animal nutrition and fish feed businesses in growth areas including Russia, China and India. With the acquisition of Sloten Groep B.V., Nutreco became the leading player in the global market for milk replacers for young rearer animals. The Company also acquired the remaining 50% of the shares of swine genetics company Hypor from the Canadian company Investment Saskatchewan.

In January 2007 the Company signed a memorandum of understanding with Hendrix Genetics B.V. regarding the sale of Euribrid's breeding activities and in February 2007 an agreement was concluded with BASF about the acquisition of premix facilities in eight different countries. Both transactions must be seen within the context of the 'Rebalancing for Growth' strategy.

Operational and financial objectives – Budget
The operational and financial objectives of Nutreco are laid down in the budget. The Executive Board sets the framework and key

objectives of the budget. Budgets of Nutreco's operating companies are constructed bottom-up, challenged by the Executive Board and adjusted top-down where necessary to meet Nutreco's objectives. The 2006 budget was submitted for approval to the Supervisory Board, who approved it at its December 2005 meeting. The 2007 budget was approved at the December 2006 meeting of the Supervisory Board.

Internal risk management and control systems

Nutreco maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. It has a Code of Ethical Conduct, which has been published in the Company's Corporate Social Responsibility Report since 2001. Since 2004, the Code of Ethical Conduct is published on the Nutreco website (www.nutreco.com). The Code includes a 'Whistleblowing policy' paragraph. Compliance with the Code is monitored by the Compliance Officer of the Company.

Executive Board 'in control' statement

The 'in control' statement of the Executive Board as well as more details on the risk management and internal monitoring and reporting systems and procedures are given under the 'Risk management and internal control' paragraph of this report (page 69).

Sensitivity of the results to external factors and variables

Reference is made to the 'Risk profile' chapter of this report (page 66).

Mandates with third parties

None of the members of the Executive Board is a member or chairman of the Supervisory Board of another listed company. Acceptance of no more than two mandates as a Supervisory Board member or of one mandate as chairman of the Supervisory Board of a listed company requires the prior approval of the Supervisory Board to prevent conflicts of interest and reputational risks. Other appointments of material importance need to be notified to the Supervisory Board. Mr W. Dekker is a member of the Advisory Board of Rabobank and a member of the Advisory Board of Uitgevende Instellingen Euronext Amsterdam. Mr J. Steinemann is a member of the Supervisory Board of Dörken AG (Germany) and a member of the Board of the Dutch-German Chamber of Commerce. Mr C. van Rijn is chairman of the Supervisory Board of Langenberg-Fassin B.V. ('s Heerenberg, the Netherlands) and a member of the Advisory Board of Farm Frites Beheer B.V. (Oudenhoorn, the Netherlands) and of the Board of Trustees of the Haga Hospital in The Hague. Mr W. Dekker and Mr C. van Rijn were respectively chairman and member of the Supervisory Board of Marine Harvest N.V. and relinquished their mandate upon transfer of the Company's shares to Pan Fish ASA on 29 December 2006. Mr W. Dekker was chairman of Marine Harvest's Remuneration Committee and Mr C. van Rijn was a member of the Audit Committee. Both these functions were relinquished upon resigning from Marine Harvest's Supervisory Board. Members of the Executive Board are also appointed to the Board of a number of Nutreco operational entities.

Conflicts of interest

All members of the Executive Board are currently employed by Nutreco Nederland B.V., a subsidiary of Nutreco Holding N.V. As part of the terms of their employment contract, they have undertaken not to compete with Nutreco activities. Nutreco's Code of Ethical Conduct prevents employees and directors to accept gifts of commercial value for themselves or their relatives, to provide advantages to third parties to the detriment of the Company or to take advantage of business opportunities to which Nutreco is entitled. None of the members of the Executive Board is a supplier of goods or, in any way other than necessary for the performance of their job, of services to the Company or its subsidiaries. During the year under review, no conflicts of interest were reported between members of the Executive Board and Nutreco or its subsidiaries.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Executive Board.

Supervisory Board

Composition and division of responsibilities

The Supervisory Board currently consists of five members, who are appointed by the General Meeting of Shareholders for a period of four years and can be reappointed for a maximum of two further periods of four years. Mr R. Zwartendijk is chairman and Mr L. Ligthart is vice-chairman. Mr Y. Barbieux, Mr J.M. de Jong and Mr J. Vink are members of the Supervisory Board. The mandate of Mr Y. Barbieux ended on the date of the AGM in May 2006. Mr Y. Barbieux was reappointed for a third (and last) four-year period ending 2010. Following his reappointment, the Supervisory Board re-elected Mr Y. Barbieux as a member of the Remuneration Committee.

The duties of the Supervisory Board are to supervise the policies of the Executive Board, the effectiveness and integrity of the internal control and risk management systems and procedures put in place by the Executive Board and the general conduct of affairs within Nutreco and its businesses, and to assist the Executive Board with advice in accordance with the best practices of the Dutch Corporate Governance Code.

In addition, certain (material) decisions of the Executive Board, as specified in the law, in the Articles of Association and in the Supervisory Board rules, are also subject to the prior agreement of the Supervisory Board.

Rules

Since 1997, the Supervisory Board uses written rules as a basis for its own functioning and for its relationship with the Executive Board. These rules were updated by the Supervisory Board at its meeting of 18 February 2004. The rules are posted on Nutreco's website (www.nutreco.com).

Information concerning the Supervisory Board

Mr R. Zwartendijk (1939)
Dutch
Chairman
Appointed: 29 January 1999
Reappointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007

Chairman of the Supervisory Boards of Blokker Holding B.V. and of Koninklijke Numico N.V., member of the Supervisory Board of Randstad Holding N.V., chairman of the Board of Stichting Beheer SNS REAAL

Mr R. Zwartendijk studied Economics in the UK. He was a member of the Executive Board of Koninklijke Ahold N.V. from 1977 till the end of 1998. He started his career as a management trainee with Unilever in 1968. From 1968 till 1970, he was a Sales Manager with Polaroid. From 1970 till 1977, he assumed several management assignments with Mölnlyke, where he was Marketing Director, General Manager France and eventually General Manager The Netherlands.

Mr L.J.A.M. Ligthart (1938)
Dutch
Vice-chairman
Appointed: 1 July 1997
Reappointed at the AGM of 19 May 2005 for a third and last period of four years expiring at the AGM of 2009

Chairman of the Supervisory Board of Nutreco Nederland B.V., member of the Supervisory Boards of Budelpack N.V. and SBM Offshore N.V., member of the Mijnraad and Stichting Preferente Aandelen Buhrmann

Mr L.J.A.M. Ligthart obtained a master degree from the University of Tilburg, graduated in Economics at the Europe

College and attended the Stanford Executive Program. He assumed different management positions at DSM, where he was a member of the Executive Board, lastly as vice-chairman, from 1988 till his retirement in 2001.

Mr Y. Barbieux (1938)
French
Appointed: 24 June 1998
Reappointed at the AGM of 18 May 2006 for a third and last period of four years expiring at the AGM of 2010

Chairman of the Board of Elsa Consultants S.A. (Switzerland), member of the Boards of Micro Consulting (Switzerland), ARC International (France), Claranor (France), Poweo S.A. (France) and Voluntis S.A. (France)

Mr Y. Barbieux graduated as an engineer from the Ecole Centrale des Arts et Manufactures in Paris and holds an MBA from the Harvard Business School. He held various management functions with Nestlé.

Mr J.M. de Jong (1945)
Dutch
Appointed: 28 August 2003
Appointed at the AGM of 28 August 2003 for a period of four years expiring at the AGM of 2007

Chairman of the Supervisory Boards of Cementbouw B.V. and of Onderlinge Levensverz-Mij 's-Gravenhage U.A., vice-chairman of the Supervisory Board of Heineken N.V., member of the Supervisory Boards of Dura Vermeer Groep N.V. and Aon Groep Nederland B.V., member of the Boards of Cement Roadstone Holdings plc (Ireland), Kredietbank S.A. Luxembourgeoise (Luxembourg) and Banco Antonveneta SpA (Italy)

Mr J.M. de Jong studied Economics at the Gemeentelijke Universiteit Amsterdam and obtained an MBA degree at INSEAD. In 1987, he attended the International Senior Management Program at the Harvard Business School. He started his career at the Algemene Bank Nederland N.V., where he held various management positions and, from 1989 till the end of 2001, was a member of the Executive Board of ABN Bank N.V., subsequently ABN Amro Bank N.V.

Mr J.A.J. Vink (1947)
Dutch
Appointed: 19 May 2005
Appointed at the AGM of 19 May 2005 for a period of four years expiring at the AGM of 2009

Chairman of the Supervisory Boards of Samas N.V. and of Aegon Nederland N.V., vice-chairman of the Supervisory Board of Vion N.V., member of the Supervisory Boards of Koninklijke Wegener N.V., of Cargill B.V. and of Wageningen University and Research Centre

Mr J.A.J. Vink studied Organic Chemistry at the Leiden University and in 1972 obtained a PhD in Mathematics and Natural Sciences. In 1974, he joined the Wessanen food company and moved to CSM in 1983. On 1 May 2005, after a career of 22 years with CSM, he left this food company, where he was chairman of the Executive Board from 1997 to 2005.

Independence and conflicts of interest

All Supervisory Board members are independent from the Company within the meaning of best practice provision III.2.2 of the Code. None of the members is a member of the Executive Board of a Dutch listed company. There are no interlocking directorships. None are or were in the past employed by Nutreco and/or represent directly or indirectly a shareholder of Nutreco or a supplier or customer of the Company. None of the members of the Supervisory Board provides any services outside his board memberships or has any direct or indirect ties with Nutreco outside his Supervisory Board membership. Mr L. Ligthart chairs the Supervisory Board of Nutreco Nederland B.V., a fully owned subsidiary of the Company. The Supervisory Board rules contain provisions with regard to potential conflicts of interest. In the year under review, no transactions with a potential conflict of interest took place.

The Code states as a best practice that all transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed under the conditions customary in this branch of industry. The Company has dealings with ING, which declared a 10.78% interest on

18 December 2006, and with Fortis, which declared 10.33% interest on 1 November 2006. These financial institutions are members of the bank syndicate which granted a syndicated bank loan in 2005. As part of this syndicated bank loan, financial transactions took place throughout the year with several banks, including the aforementioned banks. In addition, ING was a joint bookrunner in the Marine Harvest Initial Public Offering, which was planned to be launched in the first half of 2006. ING also advised with the sale of Marine Harvest to Geveran Trading Co. Ltd. and other M&A processes under a separate advisory contract. Such transactions were carried out subject to conditions customary for such transactions in this branch of industry.

Fixed remuneration – Shares in Nutreco

As provided in the Articles of Association, none of the Supervisory Board members receives a remuneration that is dependent on the financial performance of Nutreco. The Supervisory Board rules require members' individual shareholdings in the Company to serve for the sole purpose of long-term investment only. With the exception of Mr Y. Barbieux, who held 455 shares in the Company as at 31 December 2006, none of the Supervisory Board members is holding any share or option rights to acquire shares in Nutreco.

Shares or other securities in Dutch listed companies other than Nutreco

The Supervisory Board has drawn up regulations concerning ownership of and transactions in securities held by members of the Supervisory Board in Dutch listed companies other than Nutreco according to which such transactions need to be notified to the Company Secretary, also Compliance Officer, on a quarterly basis. Notifications to that effect were received by the Company Secretary.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Supervisory Board.

Profile

A profile setting out the desired expertise and background of the Supervisory Board members is part of the Supervisory Board rules and was used in the process of selecting Supervisory Board members. Two of the Supervisory Board members can be regarded as a financial expert within the meaning of best practice III.3.2. Mr L. Ligthart was CFO and vice-chairman of the Executive Board of DSM N.V. (the Netherlands) and Mr J.M. de Jong was a member of the Executive Board of ABN Amro Bank N.V. (the Netherlands).

Company Secretary

The Supervisory Board receives support from Mr B. Verwilghen, Company Secretary, also Compliance Officer and Director of Legal Affairs and Insurance.

Audit Committee

The Supervisory Board resolved during the course of 2002 to appoint two of its members to act as the Supervisory Board's Audit Committee. Mr L. Ligthart chairs the Audit Committee and was reappointed to this post after the General Meeting of Shareholders of 18 May 2006, and Mr J. Vink is a member.

The duties of the Audit Committee are to ascertain that the Company maintains adequate procedures and control systems to manage the financial and operational risks to which the Company is exposed and to oversee the integrity of the Company's financial reporting.

During the year under review, the Audit Committee met four times. All four meetings were attended by the internal auditor. In addition, a telephone conference was held to review the half-year results. All four meetings and the telephone conference were attended by the Company's external auditor, KPMG Accountants N.V.

Main subjects handled by the Audit Committee were the financial statements for the year 2005 and the adoption of a procedure for the approval of the annual accounts by the Supervisory Board, the review of the reports of the Marine Harvest N.V. Audit Committee, the 2006 interim financial statements, risk management, the results of the internal control audits and information and IT security. The following other topics were reviewed: the financial position of the Company, taxes, the Nutreco 'policy house', fraud and integrity, the implementation of the Movex ERP system in certain operating companies, the draft annual report 2006 and the report of the Audit Committee, the KPMG management letter 2005, the external audit scope for 2006 and the follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor. At one of its meetings, the Audit Committee held an assessment of its own performance.

Risk management

Please refer to the 'Risk management and internal control' paragraph on page 69 of this report.

Remuneration Committee

The Remuneration Committee consists of Mr J.M. de Jong (chairman), Mr R. Zwartendijk and Mr Y. Barbieux (members).

The Remuneration Committee meets at least once a year with the CEO. The Remuneration Committee seeks advice from specialised advisers when deemed useful. The Remuneration Committee makes recommendations to the Supervisory Board. The Supervisory Board has discretionary powers within the limits set by the remuneration policy (see below) as approved by the General Meeting of Shareholders to decide on the award of performance shares and performance options to members of the Executive Board and the Management Committee and of performance options to a range of managers and executives, on the granting of a long-term award to certain staff not qualifying for performance shares or performance options and on the execution of the employee share participation scheme.

During the year under review, the Remuneration Committee met two times formally. The first meeting was convened to discuss the Executive Board's proposal of performance targets for the year 2006, to review and propose an increase of the remuneration of the Supervisory Board, to review and decide on a proposal to increase the base salary of the Executive Board and to review the long-term incentive plan.

At the second meeting, and in a number of informal meetings held in the presence of an external consultant, the implications of the sale of the Company's stake in Marine Harvest N.V. on the Company's long-term incentive plan and on the long-term award plan for senior management were examined.

As a result of this sale it was concluded that the Company would change significantly since the Company and Marine Harvest would further develop independently from each other. For Marine Harvest employees participating in the Nutreco long-term incentive plan and the long-term award plan for senior management, it would no longer be meaningful and it could even potentially lead to conflict of interests should the incentive plan based on the Company's performance be maintained. For this reason, a proposal to the Supervisory Board was adopted to accelerate the vesting of the existing 2004 and 2005 performance shares and performance options and of the long-term award plan in accordance with the plan regulations and to terminate the long-term incentive plan effective 2006 subject to a number of conditions. A proposal to put in place an interim long-term incentive plan for the Executive Board only for the year 2006 was also adopted. The proposal for accelerated vesting of the 2004 and 2005 long-term incentive plan and the proposal to put in place an interim long-term incentive plan for 2006 were approved by the Supervisory Board and were submitted to and approved by the General Meeting of Shareholders on 18 May 2006. A new long-term incentive plan for the year 2007 and beyond was elaborated to be submitted to the General Meeting of Shareholders in 2007. Finally, the Remuneration Committee adopted a proposal to grant shares as an incentive to employees of the Company in accordance with the Company's existing employee participation scheme.

At subsequent meetings, the Remuneration Committee received status updates on the elaboration of a new long-term incentive plan. The Remuneration Committee also received updates on the performance of the Executive Board against the objectives set in the agreed performance contracts and in the interim long-term incentive plan 2006.

Selection and Appointment Committee

Since the introduction of the Corporate Governance Code, a separate Selection and Appointment Committee was installed, consisting of the members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the Selection and Appointment Committee. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the end-of-term resignation and reappointment of Mr Y. Barbieux for a third (and last) term of four years. This proposal received the full support of the Committee and the reappointment of Mr Y. Barbieux was subsequently approved at the Annual General Meeting of Shareholders.

Remuneration of the Supervisory Board and its Committees

In 2006, a 5% increase in the remuneration of the Supervisory Board was approved at the Annual General Meeting of Shareholders. Remuneration for committee work remained unchanged. The total remuneration of the members of the Supervisory Board amounted to EUR 214,500 (2005: EUR 207,875). For the individual remuneration, please refer to page 123 of the financial statements. The chairman of the Audit Committee was paid EUR 10,000 and the other member EUR 7,500. As chairman of the Supervisory Board of Nutreco Nederland B.V., Mr L. Ligthart was paid EUR 10,000 in 2006. Members of the Remuneration Committee were paid EUR 5,000 and the chairman of the Remuneration Committee was paid EUR 7,500. No separate remuneration was paid during the year under review to the members of the Selection and Appointment Committee. These amounts are gross amounts per year. Remuneration of the Supervisory Board will be reviewed once a year.

Executive Board remuneration policy

The objectives of the remuneration policy are to attract, motivate and retain good management, and to achieve a market-compliant remuneration policy based on a variable remuneration linked to certain measurable objectives, directly related to the desired performances of the Company. The remuneration level and the different components of the remuneration are reviewed by the Remuneration Committee on at least a yearly basis.

In compliance with the Code's best practices, the Company's remuneration policy applying as from 2004 onwards was described in the 2003 Annual Report and presented in further detail to the Annual General Meeting of Shareholders of 13 May 2004, which adopted the proposed policy. At the 2005 Annual General Meeting of Shareholders, minor changes were proposed and approved.
As indicated in the paragraph concerning the Remuneration Committee hereabove, the sale of the Company's stake in Marine Harvest N.V. triggered in the course of the year under review an important change in the Company's remuneration policy whereby the existing long-term incentive plan was terminated and an interim long-term incentive plan for the Executive Board was put in place. Since the remuneration policy was changed during the course of the year under review, details of the remuneration policy as existing prior to the Annual General Meeting of Shareholders of 18 May 2006 and of the changes thereto are being provided below.

Remuneration of the Executive Board consists of the following components:

- a base salary which is fixed and will be reviewed once a year
- a bonus ranging from 0% to 60% (for members of the Executive Board) and to 75% (for the CEO), depending on the achievement in the opinion of the Supervisory Board, upon the advice of the Remuneration Committee, of performance targets set out in performance contracts. These targets cover a range of financial, strategic and operational criteria
- advantages in kind such as health insurance, a company car and an amount for compensation of expenses
- pension contributions
- performance shares
- performance options

A labour market reference group ('peer group') was constituted for the Executive Board remuneration. The peer group consists of the following mix of twelve Euronext Amsterdam AEX- and AMX-listed companies:

- Buhrmann
- CSM
- Hagemeijer
- Océ
- Numico
- Randstad
- Stork
- Vedior
- SBM Offshore
- Volker Wessel Stevin
- Wessanen
- Wolters Kluwer

During the course of 2004, Vendex KBB and KLM were delisted, and a proposal to replace these peers by Océ and SBM Offshore was approved at the Annual General Meeting of Shareholders of 19 May 2005. After Volker Wessel Stevin was removed from the list, no substitution was made.

Base salary

At the February 2006 meeting of the Remuneration Committee, a proposal to apply inflation adjustment plus an increase of the base salary of 5% in total was approved. This proposal was adopted by the General Meeting of Shareholders on 18 May 2006. For the individual remuneration, please refer to page 123 of the financial statements.

Pensions

At the Annual General Meeting of Shareholders of 2005, the pension plan for Executive Board members was changed from a final pay-based defined benefit plan into a defined contribution plan based on career average wages.

Bonus

Upon recommendation of the Remuneration Committee, the Supervisory Board set a number of challenging financial, strategic and operational performance targets for the Executive Board. Financial performance targets EBIT, ROACE and EPS vis-à-vis the budget have a weighting of 75%, strategic and operational targets have a weighting of 12.5% each of the bonus. Because of the sensitive nature of the specific performance targets, the Supervisory Board has adopted the policy not to disclose details of the performance targets.

At the February meeting of 2007, the Remuneration Committee proposed to the Supervisory Board to attribute a maximum score to the Executive Board's performance against the targets set for 2006, resulting in a bonus payment of 75% of the base salary to the CEO and 60% of the base salary to the members of the Executive Board. The Supervisory Board approved the proposal made by the Remuneration Committee.

Advantages in kind

These are health insurance and a company car. The compensation for expenses amounts to EUR 3,471 per year for each of the members of the Executive Board.

Long-term incentive plan – Performance shares and options

Performance shares

These are shares granted by the Supervisory Board without financial consideration and are part of the long-term incentive plan designed for members of the Executive Board and members of the Management Committee. The following number of performance shares was granted in the years 2004 and 2005:

- CEO: 30,000
- Other members of the Executive Board: 20,000
- Other members of the Management Committee: 7,000

During the three-year vesting period, the costs of these shares determined according to IFRS are recognised in the profit and loss account as personnel costs. Upon granting, targets are set by the Supervisory Board upon the advice of the Remuneration Committee.

The actual number of performance shares received by the Executive Board and the Management Committee ('vesting') depends on the Total Shareholders' Return (TSR) performance over a three-year period compared to the TSR performance of a selected peer group. TSR measures the returns received by a shareholder and captures both the change in the Nutreco share price and the value of dividend income, based on the assumption that dividends are reinvested in Nutreco shares at the date the shares go ex-dividend. The remuneration policy as adopted at the Annual General Meeting of Shareholders of 13 May 2004, as amended at the Annual General Meeting of Shareholders of 19 May 2005 to reflect the delisting of certain peer companies, stated that Nutreco's TSR would be compared to the following peer group of listed companies:

- Campofrio Alimentacion S.A. (Spain)
- Conagra Foods Inc. (USA)
- CSM N.V. (Netherlands)
- Evialis S.A. (France)
- Fugro N.V. (Netherlands)
- Heijmans N.V. (Netherlands)
- Koninklijke Boskalis Westminster N.V. (Netherlands)
- Koninklijke Vopak N.V. (Netherlands)
- Koninklijke Wessanen N.V. Netherlands)
- L.D.C. S.A. (France)
- Océ N.V. (Netherlands)
- Stork N.V. (Netherlands) – replacing Vendex KBB N.V. (since 2004)

Vesting of the performance shares would occur after three years as set out below:

Ranking	Maximum number of vested performance shares as % of granted performance shares
1	150%
2	138%
3	125%
4	113%
5	100%
6	100%
7	100%
8	70%
9	40%
10	10%
11	0%
12	0%
13	0%

The Company's position in the peer group would be verified upon vesting by Nutreco's external adviser.

Nutreco's position in the peer group upon granting performance shares on 18 February 2004 was number 13 out of 13 companies. Performance shares should be held for a minimum period of five years from the vesting date or till the end of employment of the member of the Executive Board or the Management Committee concerned, whichever is the shortest.

Performance options

At the meeting of the Supervisory Board held on 16 February 2005, the CEO, Mr W. Dekker, was awarded 11,250 performance options and the other members of the Executive Board were awarded 7,500 performance options each. The other members of the Management Committee were awarded 3,000 performance options each. The quantities are similar to those awarded in 2004. For these performance options, the same vesting criteria applied as for the performance shares. These performance options could not be exercised prior to the vesting date, which is 1 May three years after granting.

In 2004, the Supervisory Board decided to limit the number of beneficiaries to 53. On 16 February 2005, the Supervisory Board, upon recommendation of the Remuneration Committee, eventually granted 177,750 performance options to a total of 47 beneficiaries.

The granting of performance-based shares and options was governed by a set of rules and regulations which were annually deposited with the Netherlands Authority for the Financial Markets. These rules and regulations provided for the possibility of accelerated vesting in certain circumstances.

Accelerated vesting 2006

On 6 March 2006 all shares in Marine Harvest N.V. were sold to Geveran Trading Co. Ltd. by Nutreco Holding N.V. and Stolt-Nielsen S.A. for a total consideration of EUR 1,175 million. Geveran Trading Co. Ltd. assigned the agreement to Pan Fish ASA. On 28 March 2006 Nutreco received the full purchase price of its 75% participation in Marine Harvest N.V., being EUR 881 million. Following clearance given by the relevant competition authorities, the shares in Marine Harvest N.V. were transferred to Pan Fish ASA on 29 December 2006.

As a result of this sale it was concluded that the Company would change significantly since the Company and Marine Harvest would further develop independently from each other. For Marine Harvest employees participating in the Nutreco long-term incentive plan and the long-term award plan for senior management, it would no longer be meaningful and it could even potentially lead to conflict of interests if the incentive plan based on the Company's performance would be maintained. For this reason, a proposal to the Supervisory Board was adopted to accelerate the vesting of the existing 2004 and 2005 performance shares and performance options and of the long-term award plan in accordance with the plan regulations and to terminate the long-term incentive plan effective 2006 subject to a number of conditions. A proposal to put in place an interim long-term incentive plan for the Executive Board only for the year 2006 was also adopted. The conditions of the accelerated vesting were as follows: (i) the date of vesting was 6 March 2006, being the date of the agreement concerning the sale of Marine Harvest N.V., (ii) the exercise price was the closing price of the Nutreco share on 6 March 2006, i.e. EUR 47.49, (iii) the Total Shareholders' Return (TSR) on that same date as calculated by an external remunerations consultant resulted in a fifth position in the peer group for the 2004 grant of performance shares and options and a 100% vesting and the TSR performance for the 2005 grant of performance shares and options resulted in a first position in the peer group and a 150% vesting, and (iv) a five-year lockup starting on 6 March 2006 would apply for Executive Board members with an allowance to sell shares in order to satisfy taxes applying to such performance shares. The dividend receivable on these shares is at the shareholders' free disposal.

Interim plan 2006

A proposal to put in place an interim long-term incentive plan for the Executive Board only for the year 2006 was also adopted at the Annual General Meeting of Shareholders of 18 May 2006. The Remuneration Committee recommended, and the Supervisory Board agreed, that it was very important, especially in this sensitive transition period, to ascertain the retention of current management by the Company and the finalisation of the 'Rebalancing for Growth' strategy and the timely implementation of the Company's new strategy. For the year 2006, the same number of shares as in 2004 and 2005 was granted, subject to the following conditions: (i) a number of performance targets are agreed with the Supervisory Board relating to the finalisation of the 'Rebalancing for Growth' strategy and the development of a new strategy, (ii) vesting is subject to continued employment for at least two years, (iii) a lockup applies for a period of five years from the date of vesting with an allowance to sell shares in order to satisfy taxes with regard to such shares, and (iv) the shares qualify for dividends over the year 2006 and following. The Supervisory Board will report on the eventual vesting at the Annual General Meeting of Shareholders of 2008. No performance share options were granted.

Long-term incentive plan 2007 and following

At the Annual General Meeting of Shareholders of 26 April 2007, a new long- term incentive plan for the year 2007 and beyond will be submitted for approval.

Long-term award plan

A long-term award plan was designed for the group of managers and staff who from 2004 onwards no longer qualify for performance shares and/or performance options. Based on the Hay job classification, beneficiaries of the long-term award plan receive an award, the amount of which is determined by the Supervisory Board each year. The award is payable after three years, subject to the condition that Nutreco meets the same performance criteria as those applying to the performance shares and the performance options, with 50% of the amount being not performance-based. The purpose of the award is to serve as a long-term incentive.

Together with the 2004 and 2005 long-term incentive plans, accelerated vesting of the long-term award plan took place and the cash incentive was paid out to qualifying officers, with the same vesting percentages applying as for the 2004 and 2005 long-term incentive plans.

Shares owned by the Supervisory Board and by the Executive Board

Members of the Executive Board are shareholders of the Company.

As at 31 December 2006, they jointly held 14,773 ordinary shares (2005: 12,433), 13,451 (2005: 11,051) of which were held by Mr W. Dekker, 1,302 (2005: 0) by Mr J.B. Steinemann and 20 (2005: 1,382) by Mr C. van Rijn.

In addition, the Executive Board held 97,618 shares for which a lock-up restriction applies, 38,500 of which were held by Mr W. Dekker, 33,315 by Mr J.B. Steinemann and 25,803 by Mr C. van Rijn.

The Executive Board members also own 70,388 restricted shares 2006 (including stock dividend), 30,166 of which are held by Mr W. Dekker, 20,111 by Mr J.B. Steinemann and 20,111 by Mr C. van Rijn. Vesting of these shares will take place in 2008.

One Supervisory Board member, Mr Y. Barbieux, held 455 shares (2005: 441).

For the movement in stock options, performance shares and performance options held by the Executive Board and other managerial staff, please refer to pages 121-122 of the financial statements.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another.

The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with Rabobank during a period of three years. During this period, these shares cannot be sold or transferred.

In February 2006, the Supervisory Board decided that the 2005 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 9,822 (including bonus) shares during 2006 (2005: 28,219). For the participants in the employee share participation scheme (ESP), the 'superdividend' of EUR 9 per ordinary share has been received in shares, after deduction of dividend tax (25%), which will be transferred to the participant's stock deposit in accordance with the ESP Regulations (Article 7.1).

Shareholders and the General Meeting of Shareholders

Share capital – Movements

The authorised share capital amounts to EUR 41,520,000 and consists of 55 million shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E'. The cumulative preference shares 'D' and 'E' have not been issued.

The issued share capital consists of shares, which are listed on the Euronext Amsterdam Stock Exchange, and the cumulative preference shares 'A', which are not listed. As at the end of the year, a total of 34,868,682 shares had been issued, of which 962,376 were held in treasury. No new shares were issued during the year under review. Based upon the authorisation to purchase own shares granted by the General Meeting of Shareholders on 19 May 2005, 1,477,049 shares were purchased for the payment of stock dividend and to cover existing employee share plan, option plan, performance share and performance option obligations. In addition and based on the authorisation to purchase own shares granted by the General Meeting of Shareholders on 18 May 2006, 1,608,740 of the Company's own shares were purchased. On 31 December 2006 962,376 shares were held in treasury. Purchases of the Company's own shares were handled through ING and through Schretlen & Co. under separate contracts.

Cumulative preference shares 'A' – MaesInvest B.V.

A total of 6,241,500 cumulative preference shares 'A' have been issued. These shares already existed prior to the IPO of 1997. During the year under review, no new cumulative preference shares 'A' were issued. In accordance with Article 27.1(b) of the Articles of Association, the dividend which in 1996 was fixed at 6.9% for the statutory period of seven years had to be reset on 31 December 2003. The new dividend applying from 1 January 2004 onwards amounts to 6.66% for the next seven years expiring on 31 December 2010.

Fortis Utrecht N.V. companies hold 2,496,600 cumulative preference shares 'A'. This represents 6.1% of the total issued capital of Nutreco Holding N.V. or 40% of the cumulative preference shares 'A'. MaesInvest B.V. holds 3,744,900 cumulative preference shares 'A'. This represents 9.1% of the total issued capital of Nutreco Holding N.V. or 60% of the cumulative preference shares 'A'. Shares in MaesInvest B.V. are held by Rabobank Nederland Participatiemaatschappij B.V., ABN Amro Bank N.V. and NIB Capital Bank Custody N.V., which each have an interest of one third of the issued share capital of MaesInvest B.V.

Under IFRS, the cumulative preference shares 'A' with their current terms and conditions do not qualify any more as equity and will be reported as financial liability. The Company has investigated the possibility to renegotiate the terms and conditions of the cumulative preference shares 'A' to enable reclassification thereof as equity. Discussions were held with the holders of the cumulative preference 'A' shares during the year under review but, so far, these have not led to any results yet.

General Meetings held in 2006

During the year 2006, three General Meetings of Shareholders were held: the Annual General Meeting of Shareholders on 18 May 2006, an Extraordinary General Meeting of Shareholders on 13 June 2006 and an Extraordinary General Meeting of Shareholders on 31 August 2006. The agenda with explanatory notes and the 2005 Annual Report were sent free of charge, in advance, to shareholders requesting same. They were also lodged for perusal at the offices of Nutreco Holding N.V. and Rabo Securities (Amsterdam) and placed on the Nutreco website. At the Annual General Meeting of Shareholders, the 2005 Corporate Social Responsibility Report was made available. The Dutch version of the minutes of the meetings was placed as a draft on the website within the requisite time of three months. No comments on the draft were received and the minutes were adopted. The translation of the minutes into English was published shortly afterwards. The agenda for the Extraordinary General Meetings of Shareholders and the explanatory memorandum were made available in the same way. The minutes of the meetings were placed on the Company's website within the requisite time of three months. Both the Annual and the Extraordinary General Meetings of Shareholders of 31 August 2006 were webcasted live.

At the Extraordinary General Meeting of Shareholders of 13 June 2006, a proposal to amend the Articles of Association of the Company, for which the requisite quorum was not reached at the Annual General Meeting of Shareholders of 18 May 2006, was adopted unanimously by all 16,222,312 shares present or represented. The proposed amendment was mainly directed at bringing the Articles of Association in line with recent changes in the company law in the Netherlands and to bring them fully in line with the requirements of the Dutch Corporate Governance Code.

At the Extraordinary General Meeting of Shareholders of 31 August 2006, a proposal to make a distribution to holders of ordinary shares of a cash dividend of EUR 9 per ordinary share out of the undistributed result part of the general reserves was approved with 17,158,341 votes in favour, one vote against and nil abstentions.

All shares, both ordinary and cumulative preference shares 'A', carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association do not provide in the possibility to issue depository shares ('certificaten'). During the General Meeting of Shareholders of 18 May 2006, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 9,836,392 ordinary shares, or 28% of the issued ordinary shares, were represented. Of the latter, 14,094 shares were represented by 87 shareholders attending the meeting in person and 9,822,298 shares were represented by proxies (68). At the Extraordinary General Meeting of Shareholders of 13 June 2006, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 9,980,812 ordinary shares, or 28.6% of the issued ordinary shares, were represented. Of the latter, five shares were represented by one shareholder attending the meeting in person and 9,980,807 shares were represented by proxies (17). At the Extraordinary General Meeting of Shareholders of 31 August 2006, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 10,917,406 ordinary shares, or 31.3% of the issued ordinary shares, were represented. Of the latter, 2,062 shares were represented by 23 shareholders attending the meeting in person and 10,915,344 shares were represented by proxies (11). The aforementioned figures show that General Meetings have a high degree of attendance or representation and that proxies are effectively used by shareholders.

Shareholders holding or representing 1% or more of the issued share capital are entitled to propose items on the agenda of the General Meeting of Shareholders in accordance with the Articles of Association. This right was not exercised in 2006.

Discharge to the Supervisory Board and to the Executive Board was dealt with as a separate item on the agenda and was approved at the Annual General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for each of the General Meetings of Shareholders held in the year under review.

Profit appropriation

The dividend policy of the Company was dealt with and explained as a separate item on the agenda at the Annual General Meeting of Shareholders of 18 May 2006. A proposal to change the dividend policy by increasing the pay-out ratio from a range of 30-35% to 35-45% was adopted.

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a writedown has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2006

At the Annual General Meeting of Shareholders of 2006, a proposal to change the dividend policy and to increase the dividend payout ratio to 35-45% was adopted.

The General Meeting of Shareholders will be recommended to declare a dividend of EUR 1.60 (2005: 1.52) per share for the 2006 financial year. This represents a payout of 45% (2005: 35%) of the total result, excluding impairment and the book gain on disposed activities (on balance EUR 398.7 million), attributable to holders of ordinary shares of Nutreco over the period from 1 January 2006 to 31 December 2006. In August 2006, the Company already distributed an interim dividend of EUR 0.30 (2005: 0.20) per ordinary share. In September 2006 an interim superdividend of EUR 9 was paid in cash only to holders of ordinary shares. The total dividend for 2006 amounts to EUR 10.60. Following adoption of the dividend proposal, the final dividend of EUR 1.30 can be received in cash or in shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined on the basis of the average weighted price during the last three trading days of the period for opting to take the stock dividend, i.e. 11, 14 and 15 May 2007. Both the cash and the stock dividend will be made payable to shareholders on 23 May 2007.

Special rights provided for by the Articles of Association

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorize the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the Company. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J. Veltman (chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 18 May 2006, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. No cumulative financing preference shares 'E' were issued during the year under review.

Explanatory note concerning the Implementing Decree relating to Article 10 of the Takeover Directive

Pursuant to the Implementing Decree of 5 April 2006 relating to Article 10 of Directive 2004/25/EC on takeover bids of 21 April 2004 of the European Parliament and the Council of the European Union, Nutreco Holding N.V. wishes to include the following explanatory note:

- The Articles of Association do not provide for any limitation of the transferability of the (registered) ordinary shares.
- The voting right is not subject to any limitation. All shares (both ordinary and cumulative preference shares 'A') entitle the holder to one vote per share.
- No agreement has been concluded with any shareholder that could give rise to any limitation of shares or any limitation of the voting rights
- The appointment, suspension and discharge of members of the Executive and Supervisory Boards are set out in the 'Corporate governance' chapter.
- The procedure for alteration of the Articles of Association is set out in the Articles of Association themselves. These are available through the corporate website (www.nutreco.com/corporate governance/articles of association).
- No agreements have been made with any Executive Board member and/or employee providing for a payment in the event of termination of employment following a public takeover bid.
- Nutreco Holding N.V. has a syndicated loan facility that can be altered or terminated on condition of a change in control of the Company after a public takeover bid has been made.

Appointment of the external auditor

At the General Meeting of Shareholders held on 18 May 2006, KPMG Accountants N.V. was appointed as the Company's external auditor for a period expiring at the end of the accounting year following its appointment (i.e. till 31 December 2007).
The General Meeting of Shareholders to be held on 26 April 2007 will be recommended to appoint KPMG Accountants N.V. as the Company's external auditor for a period expiring at the end of the accounting year 2008.

management aspects: risk profile

Entrepreneurship involves risks. Achievement of Nutreco's business objectives depends, among other things, on external economic factors, the unpredictability of market trends, extreme weather conditions, other calamities and human factors. Given below is an overview of the key elements of Nutreco's internal risk management and control systems, which are aimed at the adequate and effective control of such risks.

Operational risks

Market risks

Further implementation of the 'Rebalancing for Growth' strategy after completion of the Marine Harvest disposal has made Nutreco less sensitive to salmon and meat price fluctuations. In 2006 the sale of salmon and meat products still accounted for about 20% (2005: 30%) of Nutreco's overall revenues. The Spanish poultry businesses are seeking to further reduce their price sensitivity by means of specific contract conditions and product diversification.

Price fluctuations on the world market for raw materials such as grain, maize, soya, fishmeal and fish oil are the principal factors underlying volatility in the cost price of feed. Under normal market conditions, Nutreco is able to pass on price changes of raw materials, including currency exchange effects, to its buyers within a reasonably short time lag. In 2006 the prices of raw materials were volatile. The Dutch compound feed market continued to be characterised by price competition. As a result, not all increases in the prices of raw materials could effectively be passed on to the market right away, which put margins in the Benelux countries under temporary pressure.

In the traditional raw materials used in cattle feed, such as soya, maize and grain, there is growing demand for raw materials that are produced in a sustainable way. Together with interested parties and several NGOs (non-governmental organisations), Nutreco is encouraging the production of these raw materials. Partly at the request of Dutch dairy company Campina, Nutreco, together with its TrusQ partners and Cefetra, has set up a supply chain for sustainably grown soya certified in accordance with the so-called Basel criteria. The availability of fish oil and fishmeal is becoming increasingly problematic. In response to their declining natural availability, Nutreco is carrying out active research into the use of alternatives, also of vegetable origin.

Any further concentration in the salmon farming industry will result in a new market structure. In the course of 2006, initial talks were held with major customers such as Marine Harvest, Fjord Seafood and Pan Fish about the continuation of the commercial ties with Nutreco's salmon feed businesses. The mutual dependence necessitates a redefinition of responsibilities and offers both parties scope for new areas of development. Besides consolidation, the limited availability, now and in the future, of the principal raw materials for fish feed – fishmeal and fish oil – also has an increasingly important effect on market dynamics, which has put a growing premium on substitution expertise.

In emerging industrialised agriculture and aquaculture markets (such as Brazil, Russia, India, China and Mexico) there is growing demand for know-how and expertise. As a result, the use of premixes and concentrates in these markets is on the increase. With its recent acquisitions, Nutreco has capitalised on this trend. However, the stages of development of these markets give rise to different risks, such as credit risks.

Technical risks: raw materials and food safety

Many of Nutreco's technical risks relate to the purchase and processing of safe raw materials. In this regard, the NuTrace® system has proven its efficacy. The initiatives within the framework of TrusQ, the partnership with companies active on the Dutch compound feed market to promote food safety in the product chain of eggs, meat and dairy products, have resulted in a better preselection of suppliers and products. The raw materials purchased from these suppliers have a below-average risk profile.

During the year under review, a number of raw materials suppliers were called to account in connection with their product quality and product composition. No conditions occurred that required the Company to issue warnings or recall products. In light of these efforts, Nutreco considers the risks attaching to the production as limited.

Product and product development risks

Legislation and regulation in the various markets in respect of the products in Nutreco's portfolio are constantly subject to change. Product innovation, through the use of new technologies and insights on the one hand and Nutreco's ambition regarding the use of alternative and more sustainable raw materials on the other, has an impact on the complexity of the production processes and on compliance with legislation and regulation, thus raising the risk profile of Nutreco's activities. These risks have so far proven controllable, partly owing to the monitoring of the quality of product development processes by Nutreco's research centres, as well as to the continual testing of innovations against legislation and regulation.

Financial and reporting risks

Credit risks

Improved market conditions for some of Nutreco's buyers resulted in better payment behaviour and higher creditworthiness.
The consolidation trend in the salmon farming industry is engendering a growing concentration of risks, which requires a different kind of monitoring. Exposure to credit risks in emerging markets has increased compared to previous years as a result of recent acquisitions and increased revenues in these markets.
The investment of Nutreco's sizable cash position in bank deposits is effected along the lines of a clear policy. The maximum credit risk per business customer is limited, depending on the other party's creditworthiness and the term of the deposit.

Interest risks

With the receipt of the advance payment relating to the sale of Marine Harvest in March 2006, the Company's net debt position changed to a net cash position. The remaining interest-bearing debts, notably the cumulative preference shares and the private loan, carry fixed interest rates. Cash and cash equivalents are placed on short-term time deposits and, consequently, carry variable interest rates. The distribution of the superdividend in September 2006 and the buy-back of shares in October 2006 weakened the Company's cash position and reduced the risk of a drop in variable interest rates. With its capital structure normalised, Nutreco will fix a major proportion of its interest obligations.

Currency risks

Most currency transaction risks within Nutreco relate to the purchase of raw materials. Since exchange rate fluctuations, like fluctuations in the prices of raw materials, can largely be discounted in the selling prices of Nutreco's products, transaction risks are, in effect, limited. Where costs cannot be discounted in selling prices, positions are hedged.

Foreign currency translation risks chiefly relate to investments and debts as well as to contributions to the result denominated in local currencies. Nutreco mitigates translation risks of investments denominated in local currencies by attracting external debt denominated in local currencies (net investment hedges). Partly as a result, part of the interest-bearing debts has been maintained. When these net investment hedges are established, account is taken of any future free cash flow in the local currency involved. The translation risk as a result of contributions to the result denominated in local currencies is not covered.

Financial instruments covering interest and currency risks were placed with a group of reputable banks. In view of the positive assessment of the creditworthiness and spread of the counterparties, Nutreco expects the risk of any counterparty being unable to meet its financial obligations to be very limited.

Financing and liquidity

As at the end of 2006, Nutreco had credit facilities at its disposal totalling EUR 1,037 million, including cumulative preference shares of EUR 68 million, a private loan of USD 204 million and a syndicated loan of EUR 550 million.

Of the available credit facilities, a sum of EUR 300 million was actually drawn down (2005: EUR 1,052 million available, EUR 445 million used). Nutreco has enough committed and uncommitted credit facilities to meet the Company's autonomous financing requirements. In addition, the Company had cash available of EUR 507 million at the end of 2006.

The syndicated loan and the private loan should meet the financial ratios of net debt to EBITDA and EBITDA to net interest charges. The internally used ratios are:

- Net debt/EBITDA < 3.0
- Net debt/equity ≈ 100%
- EBITDA/net interest charges > 5.0

The ratios were comfortably met in 2006. Nutreco has a solid financing and uses internal criteria that are well within the criteria laid down in the covenants attached to the syndicated and private loans. In the calculation of these ratios, the cumulative preference shares and the dividend expense on the cumulative preference shares are excluded.

Risks relating to information management

The increased use of information technology by Nutreco's business relations and Nutreco itself has increased Nutreco's dependence on information systems, its sensitivity to failures occurring in such systems as well as the security problems of the information systems. Thus far, the infrastructure has proved reliable and safe. However, the progressive implementation of the new ERP applications gives rise to new risks.

Risks relating to accounting processes and financial reporting

As a consequence of the development of reporting standards, not only in connection with the switch to IFRS (as adopted by the EU), but also due to legislative changes and stricter requirements of the various stakeholders, the complexity of accounting processes and financial reporting has increased along with the risks attaching to these processes. During the year under review it was found that the learning curve experienced in 2005 had been effective and that the application of IFRS was perceived as less complex than before.

Risks relating to compliance

Governance and compliance requirements have become increasingly stringent and comprehensive. Today, rather than merely being a matter of 'form', compliance has become more and more a matter of 'substance'. The latter requires a further sensitisation drive on the part of the organisation, in both a procedural and a cultural sense. Due to the increased takeover activity, the company's risk profile compared to last year's has increased.

Nutreco did not experience any serious case of non-compliance, and the systems and procedures worked satisfactorily. Keeping up this level of performance will demand the management's continual attention at every level.

Reputation risk

Global social trends and developments are increasingly impacting organisations and their business management. By keeping a close watch on trends and developments, by accruing know-how and discussing dilemmas and through transparent reporting, Nutreco is ready to respond adequately to the changing requirements of society and to adjust its business management accordingly. Nutreco has an Advisory Board for Sustainable Development, which provides support in the form of independent advice. For further information, please refer to the 'Corporate social responsibility' chapter on page 37. The appreciation shown by various stakeholders for the Company's reporting on the financial year 2005 confirms the positive attitude of the stakeholders in respect of the transparency observed by the Company.

Risk management and internal control

The risk management and control systems present within Nutreco are designed to protect the Company's envisaged target realisation. Nutreco complies with the governance requirements in respect of these responsibilities and seeks to satisfy the best practice provisions of the Tabaksblat Code. With the measures it has taken, Nutreco is not obliged to meet specific requirements as stated in section 404 of the Sarbanes-Oxley Act. Where the reduction of wanted or unwanted risk exposure is not possible, the systems aim to limit the impact such risks could have on the Company and its stakeholders. However, the presence and efficacy of the implemented systems do not guarantee that the Company's objectives are achieved. Nor do the implemented systems warrant that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of laws and regulations can be fully prevented.

During the year under review, Nutreco implemented a new framework for risk management. Cornerstones of this new framework are the Risk Management Advisory Board, the new Nutreco Risk Management Model for strategic and operational risks and the already existing management and control systems in the areas of financial accounting, HSEQ (Health, Safety, Environment and Quality), feed and food safety, reporting and information security, compliance and corporate governance. Nutreco has laid down its policy measures and instructions in the Nutreco Policy House. The various control measures are explained in the following paragraphs.

Organisation of risk management

Risk Management Advisory Board

During the year under review, the Executive Board was assisted by a Risk Management Advisory Board, which evaluates risk exposure and advises both the Executive Board and the management of the operating companies on risk exposure as well as on the set-up and effect of the control measures taken. The Risk Management Advisory Board met in three quarters. A report of these meetings has been presented to the Executive Board and the Audit Committee. The Risk Management Advisory Board is always constituted as follows: the CFO, the Group Controller, the Group Treasurer, the Corporate Secretary and the Group Audit Manager. Specific business know-how is provided by corporate staff or business management, depending on the subjects to be assessed and evaluated at the meetings of the Advisory Board. During the year under review, the Risk Management Advisory Board focused specific attention on Nutreco's main risk areas and management processes relating thereto, such as the purchase of raw materials, control processes and information security, food safety, credit management, foreign currency translation risks, governance risks and business integrity & fraud.

Risk Management Model

Developed in 2005, the renewed Risk Management Model was implemented during 2006. The model provides the management of the operating companies with tools for the identification, classification and monitoring of risks, and is used for rendering account of risk management at business level. It has been found in actual practice that risk reporting tends to focus in particular on market and organisation risks. The risk monitoring results to be reported are part of the business review meetings and are presented to the Management Advisory Board for evaluation. The model has been integrated into the existing planning and control cycle.

Management and internal control measures

Generic management & control cycle

Strategic plans, budgets and forecasts are prepared at fixed times during the year for all operational and non-operational units of the Nutreco organisation. The current results are evaluated monthly by the management of the operating companies and the Executive Board. The Company's performance is compared to that of the previous year and tested against the budgeted results. Forecasts are assessed for feasibility. This management and control cycle, which is based on financial and non-financial reports, enables the senior management to direct and control the operational activities in an efficient manner.

Management of raw materials risk exposure

The specific market risks arising from the volatility of raw materials markets are actively managed, among other things, by means of financial instruments (such as options and futures) and commodity forward contracts. Purchasing management keeps within the bounds of the centrally set policy and guidelines and must act in conformity with the required internal control measures. During the year under review, the Risk Management Advisory Board evaluated the quality and efficacy of the reporting relating to the purchase and risk management process of raw materials. As a result, new reporting models have been defined.

Management of credit risks

Management of credit risks is the primary responsibility of the operating companies. Local credit management keeps within the bounds of the centrally set policy and must act in conformity with the internal control measures. Credit risks are the specific area of attention of the senior corporate management. The Risk Management Advisory Board evaluates the quality of the local control measures taken in respect of these risks. In order to further streamline different control measures, a new credit policy was developed that will become effective from 2007 on.

Management of interest and currency risks

A currency and treasury policy has been put into place to manage currency risks. Currency risks arising from recorded transactions must be fully covered. Risks of expected transactions are covered on the basis of probability of realisation. The various operating companies cover their transaction risks through Group Treasury. Group Treasury chiefly uses currency forward transactions and swap transactions to hedge transaction risk exposure. Interest instruments are also subject to strict regulations that fall under the scope of supervision. Nutreco controls the translation risk by financing investments abroad in local currencies and by swapping part of the private loan, which is stated in US dollars, with another currency. As a result of this hedge, movements caused by foreign exchange effects are partly set off in respect of both assets and cash flow. The adoption of IFRS required a different control framework for interest and currency risks; therefore both the control framework and the reporting formats were revised under the supervision of the Risk Management Advisory Board.

Management of Health, Safety, Environment and Quality

Nutreco has a clearly defined HSEQ policy, which is applicable to all Nutreco companies. The HSEQ policy is important for product quality, process security and environmental impact. Since 1990, Nutreco has an HSEQ audit system in place that covers both organisational and procedural matters. The standards observed by Nutreco are often stricter than national and international standards and are well in excess of the statutory minimum requirements.

The HSEQ audit team operates according to a programme approved by the Executive Board. For further information on the HSEQ policy and the audits, please refer to the 2005 Corporate Social Responsibility Report and the Nutreco website (www.nutreco.com).

Management of technical risks and food and feed safety

Prior to being processed, raw materials are thoroughly checked against specifications and for purity. Most of these checks are executed by Nutreco's own laboratories, which are well known for their know-how, expertise and quality. Nutreco's production processes meet strict standards and requirements and are in full compliance with GMP standards (Good Manufacturing Practices). Nutreco's operating companies use recognised quality systems, are almost all ISO-certified and meet HACCP guidelines. Audits are regularly performed by internationally recognised research agencies, such as Bureau Veritas and SGS, as well as by buyers and Nutreco's own HSEQ team. In respect of the risk of bacterial contamination of meat and fish products during the production process, a policy has been drafted and procedures have been prescribed that are aimed at preventing such contaminations. An absolute guarantee that no contamination will ever occur cannot be given. As a result, the Company has developed systems and procedures with chain partners to spot contamination at an early stage and to limit the consequences. If any contamination should occur, Nutreco is able, through the NuTrace® system, to quickly trace the problem, thus reducing the risk to consumers.

Internal control measures

The Nutreco IAC framework (Internal Accounting Control) is based on different policy documents, manuals and procedures, such as the Raw Material Risk Management Policy, the Foreign Currency Policy, the Accounting Manual, the Internal Control Manual, the Treasury Manual and the Capital Expenditure Procedure. These set out guidelines, procedures and instructions in the area of financial accounting and reporting.

The managements of the operating companies are responsible for the quality of the control processes. The Internal Audit department, supported by the external auditor, handles verification of this: it assesses the developments and tests the efficacy of the implemented processes. Any inadequacies are recorded and followed up. Selection of these reviews is done partly by rotation, partly by individual selection. During the year under review, 40 IAC reviews were carried out, representing the evaluation of a total of 320 administrative processes. Furthermore, during the year under review a self-assessment process was developed and implemented which has made it possible to assess the purpose and effect of locally implemented control measures. This self-assessment process and related documentation also support the work of the other corporate departments and the external accountant.

Notwithstanding further improvements in IFRS implementation, it was found at the beginning of 2006 that 9% of the administrative processes assessed in IAC reviews fell short of the internal quality requirements. This non-compliance was largely attributable to integration activities still to be implemented within recent acquisitions and to shortcomings arising from ERP implementations. It was found that the main IFRS-related inadequacies identified in 2005 had been addressed. Action has since been taken to redress the identified shortcomings, none of which had materially affected the quality of the reporting.
The results of the reviews were shared with the Executive Board, the Audit Committee and the external auditor.

Information security measures

The Nutreco Baseline Information Security provides the control framework for risks in the area of information technology and data protection. This document sets out policy, rules of conduct, procedures and instructions in the area of the control of automated systems. The efficacy of this policy is assured through a process of self-assessment (of generic control measures) and verification processes. The verification processes are performed by the Internal Audit department, which partly relies on external expertise.
The results of the self-assessment and verification processes are shared with the Executive Board, the Audit Committee and the external auditor.

During the year under review, this self-assessment (100 assessments) showed further improvement of the control measures at all operating companies. None of the relevant operational units were found to have failed in taking adequate control measures. The verification processes as well as the specific application audits and IT audits showed that the management is well aware of risks in this area. During the year under review, the focus on application- and implementation-related risks was increased considerably.

This is connected with the further implementation of the ERP applications. During the year under review, management situations relating to ERP implementation were found that needed improvement. These improvements have since been largely put into effect and, to prevent similar situations in subsequent implementations, the Internal Audit department has developed a prevention framework. This framework will be deployed before and/or after future implementations to improve these implementations and to determine the efficacy of the implementation.

Management of compliance risks

The Company has a Legal Affairs department for managing risks arising from the requirements to comply with the applicable legislation and regulation in all jurisdictions where it is active, as well as to meet good practices in the area of corporate governance. Based on internal policy and procedures, the Legal Affairs department is involved, either directly or through its network, in mergers and acquisitions, share transactions, finance activities and major business transactions and/or legal conflicts. The Risk Management Advisory Board has assessed the efficacy of the control measures. This has not given rise to any significant changes in processes. The increased takeover activity necessitated a more project-like approach of these activities. Nutreco is taking an increasingly multidisciplinary approach to such projects, with internal and external specialists working together. The involvement of the Internal Audit department warrants the quality of these processes.

Insurance

Risks that cannot be adequately covered through control measures are partly insured. Nutreco has an in-house company for this purpose, Nutreco Insurance, established on the Netherlands Antilles, which partly reinsures operating risks with independent insurance companies. The insurers cover losses resulting from product liability, fraud, employers' liability, loss of assets (including biological assets) and/or business interruption due to fire or natural disasters. Due to the split-off of Marine Harvest, the fish farming-related insurance activities have also been removed from the in-house company's portfolio and transferred to Marine Harvest.

Tax (horizontal supervision)

In January 2006 Nutreco Holding N.V. concluded an enforcement covenant with the Dutch tax authorities as part of the 'horizontal supervision' project initiated by the Dutch Ministry of Finance on the basis of which existing cooperation was further enhanced. The starting points of the covenant are openness and transparency, based on mutual respect and trust, resulting in an intensive exchange of information and preliminary consultations on matters with potentially material tax consequences.

During 2006, under the covenant, agreement was reached on the Dutch tax position up to and including the fiscal year 2005 and the final tax assessments for any outstanding years up to and including 2005 were imposed accordingly.

With regard to 2006, any relevant tax matters were raised – and agreement was reached – at pre-consultation sessions. As a result, any uncertainties concerning the Dutch tax position have been reduced to a minimum.

This form of collaboration fits within Nutreco's policy on risk management in respect of taxation and is partly made possible by a constant focus on the level and quality of the internal control framework in the area of taxation, which is also included in the collaboration under the covenant.

Measures to guarantee corporate governance

The main lines of Nutreco's corporate governance policy, which is based on the guidelines laid down in the Dutch Corporate Governance Code (page 50 of this annual report), set out to what extent the guidelines are followed. Besides general corporate governance requirements, Nutreco's governance framework also contains a number of specific components.

Nutreco Code of Ethical Conduct

The Nutreco Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. All employees with managerial responsibilities in respect of operating companies, as well as intermediate managerial levels and corporate staff, are expected to confirm in writing that they will comply with this Code. The Company Secretary is in charge of supervising compliance with the Code of Ethical Conduct.

Whistleblowing procedure

Since 2004 Nutreco has implemented a whistleblowing procedure as part of its Code of Ethical Conduct. The procedure serves to ensure that any alleged infringement of the existing policy and procedures may be reported without the person making the report suffering any negative consequences of his action.

Disclosure Committee (DC)

All public financial disclosures made by Nutreco should be accurate, complete and timely, fairly present, in all material respects, the Company's financial condition, results of operations and cash flows, and meet any other legal, regulatory or stock exchange requirements.

The Disclosure Committee assists the Chief Executive Officer and the Chief Financial Officer in fulfilling the Company's and their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness and timeliness of the Company's financial statements.

The membership of the Disclosure Committee consists of the Company Secretary, the Director Investor Relations, the Group Audit Manager, the Group Treasurer, the Manager Corporate Reporting and Accounting, the Group Tax Manager and the Group Controller.

Letter of Representation (LOR)

All managing directors and controllers of the group companies shall annually sign a detailed statement with respect to the financial reporting, internal controls and ethical principles. With effect from the 2006 annual report and accounts the LOR will also include activities in the field of information security, internal control, risk management and HSEQ. Any observations made in this statement shall be reported to and discussed with the Executive Board and the Audit Committee.

Role of the external auditor

The external auditor carries out the requisite activities for the issuance of an auditor's report accompanying the annual accounts. The external auditor focuses on the financial reporting and also assesses the accounting principles that have been applied to ensure that the report is free of material misstatement. Where possible, the external auditor relies on the work of the Internal Audit department, who focuses on the quality of the accounting process and the efficacy of the internal control measures. The combined activities of the Internal Audit department and the external auditor also involve an evaluation of the internal control system.

statement by the executive board regarding the assessment of risk management and control systems

During the year under review, the Executive Board regularly made an overview and assessment of risks encountered in its corporate environment. This overview is reported on page 66 of this annual report. The Executive Board intends to give as faithful and comprehensive a picture of Nutreco's risk profile as possible. However, there may be circumstances in which risks occur that had not been identified yet or in which the impact of identified risks is greater than expected. The Executive Board emphasises that the nature of the Company's activities expressly involves exposure to risks that are beyond its control.

The risk management and control systems set up within Nutreco are designed to protect realisation of the Company's envisaged goal. For a description of these systems, please refer to page 69 of this report. Where the prevention of impairment as a result of risk exposure is not possible, the systems aim to limit the impact such risks can potentially have on the Company and its stakeholders.

Nutreco complies with the governance requirements in respect of these responsibilities and aims to meet the relevant best practice provisions stated in the Tabaksblat Code. However, the presence and efficacy of the implemented systems can never be a guarantee that the Company's objectives will be achieved, nor can these systems ensure that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of acts and regulations are wholly prevented.

The Executive Board has evaluated the aforementioned risk management systems and internal control measures in terms of set-up and effect. The Executive Board reported the assessment of Nutreco's risk profile and the assessment of the set-up and effect of the framework for risk management, including the systems implemented and specific measures for internal control, to the Audit Committee, in the presence of the Company's external auditor, KPMG Accountants N.V.

In the Executive Board's opinion, these systems duly meet the requirements laid down in the best practice provisions. During the year under review, the Nutreco approach, which is based on the COSO framework, was shown to be reasonably effective and, according to expectations, will be reasonably effective in day-to-day business operations during the year 2007. The Nutreco approach assures management that it will have a reasonable degree of control over internal processes and is designed to prevent material errors in the annual accounts. On top of this, it provides adequate support of the efforts made by the management in the area of risk management.

Amersfoort, 15 March 2007

W. Dekker, CEO
C. van Rijn, CFO
J. Steinemann, COO


global
presence

additional reports

Operations in 20 countries and sales in many more bring Nutreco a global overview and the ability to recognise and respond quickly to new opportunities. Nutreco identifies and uses trends and changes in the market by sharing within the company the information obtained through its presence in all major geographic regions.

report of the audit committee

Meetings – Attendance
During the year under review, the Audit Committee met four times according to a fixed schedule. All meetings were chaired by Mr L. Ligthart and attended by Mr J. Vink. In addition, one telephone conference took place with the Company's Executive Board on the Company's half-year results and other matters falling within the scope of the Audit Committee. The Company's external auditor, KPMG Accountants N.V., attended all of the four formal meetings and the telephone conference. The internal auditor attended the four formal meetings. The CEO and CFO attended the meetings with the exception of the private meeting of the Audit Committee with the external auditor.

Main subjects handled
Main subjects handled by the Audit Committee were the financial statements for the year 2005, the interim financial statements, risk management, the programme for the Audit Committee meetings for the year, the results of the internal audits and internal control reviews, IT security, and the regular reports on the working and findings of the Marine Harvest N.V. Audit Committee.

Other topics
The following other, more standard topics were reviewed: the draft annual report 2006 and the report of the Audit Committee, the KPMG management letter 2005, the Nutreco 'policy house', fraud and integrity, the implementation of the Movex ERP system in certain operating companies, the external audit scope for 2006 and the follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor.

Own performance
At a meeting earlier during the year, the Audit Committee assessed its own performance during the year under review.

Conclusion
The Audit Committee felt assured that the Company used audit, control and risk management systems which would enable the Company to deliver a statement of being in control in accordance with the best practices of the Dutch Corporate Governance Code and the Monitoring Commission. The Audit Committee was pleased that the awareness of internal audit, control and risk management was well embedded in the steering of the Company's businesses by the Executive Board.

In addition to this report, the Audit Committee would like to refer to the 'Risk management and internal control' paragraph on page 69 of this report. The Audit Committee felt satisfied with the quantity of information and the amount of detail provided by the Executive Board, and the way recommendations made had been followed up.

Amersfoort, 15 March 2007

The Audit Committee
L. Ligthart (chairman)
J. Vink

report of the remuneration committee

Since 2004, a dedicated Remuneration Committee has been installed, chaired by Mr J.M. de Jong and with Mr R. Zwartendijk and Mr Y. Barbieux as members.

During the year under review, the Remuneration Committee met two times formally. The first meeting was convened to discuss the Executive Board's proposal of performance targets for the year 2006, to review and propose an increase of the remuneration of the Supervisory Board and its committees, to review and decide on a proposal to increase the base salary of the Executive Board and to review the long-term incentive plan.

At the second meeting, and in a number of informal meetings held in the presence of an external consultant, the implications of the sale of the Company's stake in Marine Harvest N.V. on the Company's long-term incentive plan and on the cash award for senior management were examined. As this sale would result in the Company and Marine Harvest N.V. becoming separate, independent companies and further developing independently from each other, it was concluded that for Marine Harvest employees participating in the Nutreco long-term Incentive plan and the cash award plan for senior management it would no longer be meaningful and could even potentially lead to conflict of interests if the incentive plan based on the Company's performance plan should be maintained. For this reason, a proposal was made to the Supervisory Board to accelerate the vesting of the existing 2004 and 2005 performance shares and performance options and of the long-term cash award in accordance with the plan regulations and to terminate the long-term incentive plan effective 2006 subject to a number of conditions. A proposal was further made to put in place an interim long-term incentive plan for the Executive Board only for the year 2006. These proposals were approved by the Supervisory Board and were subsequently adopted by the General Meeting of Shareholders.

A new long-term incentive plan for the year 2007 and beyond has been elaborated during the course of 2006 to be submitted to the General Meeting of Shareholders in 2007. The Remuneration Committee received status updates on the elaboration of a new long-term incentive plan and actively supervised the elaboration of the new plan with the assistance of a specialist remuneration consultant. The Remuneration Committee also received updates on the performance of the Executive Board against the objectives set in the agreed 2006 performance contracts and in the interim long-term performance plan.

Finally, the Remuneration Committee adopted a proposal to grant shares at a discount to employees of the Company in accordance with the Company's existing employee participation scheme.

The 'Corporate governance' chapter on page 50 of this report and the notes to the financial statements contain further details with regard to the remuneration of the Supervisory Board and the Executive Board as well as the Company's remuneration policy.

Amersfoort, 15 March 2007

The Remuneration Committee
J.M. de Jong (chairman)
R. Zwartendijk
Y. Barbieux

report of the supervisory board

Implementation of the 'Rebalancing for Growth' strategy
The year under review was a key year in the implementation of the 'Rebalancing for Growth' strategy, which was announced in 2004, with the sale of the Company's 75% interest in Marine Harvest N.V. to Pan Fish ASA on 6 March 2006 as the most important transaction. In August the sale of the Company's 19.8% interest in Hydrotech Gruppen AS (Norway) to Lerøy Seafood Group ASA was announced and the sale of a small feed specialities business in France was completed on 2 January 2007.

Acquisitions were in line with the 'Rebalancing for Growth' strategy focusing on the Company's core animal nutrition and fish feed businesses in growth areas including Russia, China, India and the Netherlands, where, with the acquisition of Sloten Groep B.V., Nutreco became the leading player in the worldwide market for milk replacers for young rearer animals. The Company also acquired the remaining 50% of the shares of swine genetics company Hypor from the Canadian company Investment Saskatchewan.

The Company's compound feed business in Spain continued to perform outstandingly and the Trouw Nutrition premix and specialty feed business performed well. The Dutch and Belgian compound feed business continued to face challenging conditions and started with the implementation of a restructuring programme which is designed to maintain the business's position as a leading player whilst improving the financial returns. The Company's Skretting fish feed business maintained its robust performance. The Company's poultry processing business in Spain recovered from the negative consumer sentiment caused by last year's Avian Influenza threat and improved its performance in the second half of the year.

Supervisory Board meetings
During the period under review, the Supervisory Board met eight times with the Executive Board according to a fixed schedule. In addition, two special meetings took place and several telephone conferences were held, and there were informal consultations with the Executive Board.

In accordance with the Supervisory Board rules, which are posted on the Company's website (www.nutreco.com), the agenda for the joint meetings contains a number of fixed items. These are an update by the Chief Executive Officer, an explanation by the Chief Financial Officer concerning the Company's financial performance since the last meeting and the forecast, as well as an operational report by the Chief Operating Officer. In addition to these standard topics, a number of specific topics were reviewed. The key topic was the sale of Marine Harvest N.V. to Geveran Trading Co. Ltd., which assigned the contract to Pan Fish ASA, a Norwegian fish farming company. The effects of the sale on the Company's future strategy and the actions proposed by the Executive Board to reduce the Company's resulting equity by returning EUR 314 million to the shareholders by way of a superdividend and a EUR 50 million share buy-back programme were the predominating issues discussed by the Supervisory Board. The Board further supervised the investment projects of the Company in animal feed growth areas, always fully conscious of the interests of all the Company's stakeholders.

Performance evaluation
In a private meeting, the Supervisory Board reflected on its own performance and that of its individual members. Also at that meeting, the performance of the Executive Board as a whole, and of the members of the Executive Board individually, was reviewed.

Independence
The Supervisory Board confirms all of its members are independent within the meaning of the Dutch Corporate Governance Code's best practices and no (potential) conflict of interest arose.

Corporate governance
A special 'Corporate governance' chapter appears on page 50 of this report.

Supervisory Board committees
Since 2002, an Audit Committee is in place and a Remuneration Committee was installed early 2004. The Supervisory Board also

functions as the Selection and Appointment Committee. Reference is made to the separate reports of these committees on pages 76 and 77.

The Audit Committee, the Remuneration Committee and the Selection and Appointment Committee have as main role to provide a focused analysis and preparation of the subjects within their respective areas of expertise and to report and make recommendations to the Supervisory Board, thus enhancing the effectiveness of the Supervisory Board's supervision and advisory work.

Composition of the Executive Board and of the Supervisory Board

The composition of both the Supervisory Board and the Executive Board didn't change during the year under review.

At the General Meeting of Shareholders of 18 May 2006, the four-year term of Mr Y. Barbieux came to an end. Mr Y. Barbieux was reappointed for a third and last four-year mandate.

At the General Meeting of Shareholders of 18 May 2007, the four-year term of Mr R. Zwartendijk and of Mr J.M. de Jong will end. Mr R. Zwartendijk and Mr J.M. de Jong informed the Supervisory Board of their willingness to stand for reappointment for a new four-year term, and the Supervisory Board, with the support of the Executive Board, resolved to propose to the General Meeting of Shareholders that Mr R. Zwartendijk and Mr J.M. de Jong be reappointed as members of the Supervisory Board. If Mr R. Zwartendijk is reappointed as a member of the Supervisory Board, it is the intention that he be also reappointed as Chairman of the Supervisory Board and as a member of the Remuneration Committee. If Mr J.M. de Jong is reappointed, it is the intention that he be also reappointed as Chairman of the Remuneration Committee.

Financial statements and dividend

The financial statements for the year 2006 have been audited by KPMG Accountants N.V., whose report appears on page 137 of this report. The Executive Board and the Supervisory Board have approved the financial statements and the Supervisory Board recommends that the financial statements and the dividend over the year 2006 be adopted in accordance with Article 26.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

The Supervisory Board wishes to congratulate the Executive Board and the Company for being awarded the Henri Sijthoff Prize for the best annual report 2005 of small-cap and mid-cap companies listed on the Euronext Amsterdam. The Board further wishes to thank the Executive Board and all employees for their sustained dedication to realising the growth phase of the Company's 'Rebalancing for Growth' strategy and achieving shareholder value at an unprecedented level in the Company's history.

Amersfoort, 15 March 2007

The Supervisory Board
R. Zwartendijk (chairman)
L. Ligthart (vice-chairman)
Y. Barbieux
J.M. de Jong
J. Vink


transparency
an essential ingredient

financial statements

Corporate transparency is essential for a publicly owned company. Nutreco moves beyond codes and regulations by implementing comprehensive transparency: through this publication, its related report on corporate social responsibility and the Nutreco website. Additionally, Nutreco readily initiates and participates in public debates on topics ranging from business ethics to the sustainability of raw materials, its products and their uses, both informing and learning through such dialogues. Agri Vision and AquaVision conferences, in particular, bring these discussions to the public domain.

consolidated income statement

(EUR x million)	Note	2006	2005[1]
Revenue	(3)	**3,009.0**	**2,773.7**
Raw materials and consumables used		-2,299.0	-2,046.3
Change in fair value of biological assets	(19)	-1.2	2.0
Changes in inventories of finished goods and work in progress		14.2	-11.7
Gross margin		**723.0**	**717.7**
Other operating income	(7)	18.0	11.9
Personnel costs	(8)	-307.7	-322.4
Depreciation and amortisation expenses	(13), (14)	-42.2	-44.8
Impairment of long-lived assets	(13), (14)	-0.2	-4.5
Other operating expenses	(9)	-277.6	-247.3
Operating result from continuing operations	(3)	**113.3**	**110.6**
Financial income	(10)	19.4	10.8
Financial expenses	(10)	-19.3	-25.3
Foreign exchange result	(10)	7.5	3.0
Net financing costs		**7.6**	**-11.5**
Share in results of associates	(15)	0.5	2.0
Result before tax from continuing operations		**121.4**	**101.1**
Income tax expense	(11)	-16.1	-7.9
Result after tax from continuing operations		**105.3**	**93.2**
Result after tax from discontinued operations	(4), (6)	16.5	40.2
Gain on sale of discontinued operations, net of tax	(4), (6)	398.7	3.8
Result after tax from discontinued operations		**415.2**	**44.0**
Total result for the period		**520.5**	**137.2**
Attributable to:			
Equity holders of Nutreco		519.5	134.4
Minority interest		1.0	2.8
Total result for the period		**520.5**	**137.2**
Key figures per share for continuing operations	(12)		
Basic earnings per share for continuing operations (EUR)		3.05	2.63
Diluted earnings per share for continuing operations (EUR)		3.04	2.61
Basic earnings per share for continuing operations before impairment of goodwill (EUR)		3.05	2.63
Average number of shares outstanding during the year (x thousand)		34,209	34,498
Average number of diluted shares outstanding during the year (x thousand)		34,226	34,700
Number of shares outstanding as at 31 December (x thousand)		33,906	34,528
Key figures per share (EUR)			
Basic earnings per share		15.19	3.90
Diluted earnings per share		15.18	3.88
Basic earnings per share before impairment of goodwill		15.19	4.25

[1] 2005 figures restated for comparison reasons of continuing operations

consolidated balance sheet

(EUR x million)	Note	31 December 2006	31 December 2005
Assets			
Property, plant and equipment	(13)	281.3	287.0
Intangible assets	(14)	91.0	83.8
Investments in associates	(15)	2.1	456.0
Other investments	(16)	34.4	41.0
Deferred tax assets	(17)	45.5	52.2
Total non-current assets[1]		**454.3**	**920.0**
Inventories	(18)	188.8	151.4
Biological assets	(19)	46.5	52.6
Financial assets	(20)	0.0	155.9
Income tax receivables	(17)	15.8	7.7
Trade and other receivables[2]	(21)	436.8	407.4
Cash and cash equivalents	(22)	578.7	90.1
Assets classified as held for sale	(5)	78.2	0.0
Total current assets		**1,344.8**	**865.1**
Total assets		**1,799.1**	**1,785.1**
Equity			
Issued and paid-up share capital	(23)	8.1	8.3
Share premium	(23)	224.3	332.3
Hedging reserve	(23)	-3.3	-0.1
Retained earnings	(23)	-12.6	184.3
Undistributed result	(23)	519.5	134.4
Translation reserve	(23)	8.1	39.0
Equity attributable to equity holders of Nutreco		**744.1**	**698.2**
Minority interest	(23)	5.5	13.0
Total equity		**749.6**	**711.2**
Liabilities			
Interest-bearing loans and borrowings[1]	(24)	249.8	276.0
Employee benefits	(25)	21.2	26.0
Provisions	(26)	16.0	3.6
Deferred tax liabilities	(17)	2.0	9.9
Total non-current liabilities		**289.0**	**315.5**
Interest-bearing loans and borrowings[2]	(24)	92.3	164.9
Employee benefits	(25)	19.9	17.3
Provisions	(26)	10.9	4.7
Income tax liabilities	(17)	18.5	22.9
Trade and other payables	(27)	604.5	548.6
Liabilities classified as held for sale	(5)	14.4	0.0
Total current liabilities		**760.5**	**758.4**
Total liabilities		**1,049.5**	**1,073.9**
Total equity and liabilities		**1,799.1**	**1,785.1**

[1] 2005 figures restated for comparison reasons (EUR 3.7 million)
[2] 2005 figures restated for comparison reasons (EUR 0.7 million)

Statement of total equity

(EUR x thousand)	Issued and paid-up share capital	Share premium account	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Minority interest	Total equity
As at 1 January 2005	8,179	331,156	-3,449	112,826	77,948	-7,674	518,986	14,873	533,859
Transactions with shareholders									
Undistributed result				77,948	-77,948		-		-
Issuance of ordinary shares	7	754					761		761
Dividend on ordinary shares				-9,221			-9,221	-4,062	-13,283
Stock dividend	93	-93					-		-
Performance shares and options				2,227			2,227		2,227
Options exercised	8	450					458		458
Total transactions with shareholders	108	1,111	-	70,954	-77,948	-	-5,775	-4,062	-9,837
Recognised income and expenses for the period									
Total result for the period					134,448		134,448	2,837	137,285
(De)consolidations				538			538	-1,325	-787
Tax effect on items processed directly in equity						1,638	1,638		1,638
Foreign exchange translation differences						45,018	45,018	700	45,718
Changes in cash flow hedges			3,381				3,381		3,381
Total recognised income and expenses for the period	-	-	3,381	538	134,448	46,656	185,023	2,212	187,235
As at 31 December 2005	8,287	332,267	-68	184,318	134,448	38,982	698,234	13,023	711,257
Transactions with shareholders									
Undistributed result				134,448	-134,448		-		-
Issuance of ordinary shares	11	2,157					2,168		2,168
Dividend on ordinary shares				-332,802			-332,802	-239	-333,041
Stock dividend	181	-181					-		-
Performance shares and options				2,748			2,748		2,748
Options exercised	399	37,614					38,013		38,013
Repurchase own shares	-740	-147,582					-148,322		-148,322
Total transactions with shareholders	-149	-107,992	-	-195,606	-134,448	-	-438,195	-239	-438,434
Recognised income and expenses for the period									
Total result for the period					519,508		519,508	999	520,507
Tax effects on items processed directly in equity						936	936		936
(De)consolidations								-7,874	-7,874
Direct equity entries of associates				-1,350			-1,350		-1,350
Foreign exchange translation differences						-31,803	-31,803	-446	-32,249
Changes in cash flow hedges			-3,214				-3,214		-3,214
Total recognised income and expenses for the period	-	-	-3,214	-1,350	519,508	-30,867	484,077	-7,321	476,756
As at 31 December 2006	8,138	224,275	-3,282	-12,638	519,508	8,115	744,116	5,463	749,579

consolidated cash flow statement

(EUR x million)	Note	2006	2005
Total result for the period		**520.5**	**137.2**
Net financing costs	(10)	-4.2	17.4
Share in results of associates	(15)	-47.4	-48.7
Income tax expense	(11)	15.6	13.2
Impairment charges on long-lived assets	(13), (14)	0.2	19.1
Depreciation	(13)	42.2	61.1
Amortisation	(14)	2.4	2.8
Negative goodwill	(6), (7)	-1.3	-1.2
Equity settled share-based payment expense		2.7	2.2
Release of deferred results in intercompany transactions		-10.2	-5.2
Changes in fair value of other investments		-0.2	-
Changes in fair value of biological assets	(19)	1.3	-8.6
Changes in fair value foreign exchange contracts		0.8	-2.9
Changes in fair value of commodity contracts		-0.6	-1.0
Cash flows from operating activities before changes in working capital and provisions		**521.8**	**185.4**
Decrease/increase in working capital		-42.1	-34.1
Decrease in employee benefits		-6.7	-4.3
Decrease/increase in provisions		18.4	-5.8
Cash generated from operations		**491.4**	**141.2**
Dividends received	(15)	-	2.5
Interest received		17.9	3.1
Interest paid		-21.3	-28.2
Income taxes paid		-31.8	-18.9
Gain on sale of property, plant and equipment	(7)	-6.7	-0.3
Gain on sale of intangible assets		-	-0.9
Gain on sale of discontinued operations, net of tax	(4), (6)	-380.2	-3.8
Net cash from operating activities		**69.3**	**94.7**
Acquisition of property, plant and equipment	(13)	-51.4	-45.0
Acquisition of intangible assets	(14)	-5.2	-5.3
Acquisition of group companies net of cash acquired	(6)	-19.4	-13.0
Acquisition of minority interest	(6)	-11.5	-
Acquisition of other investments		-1.8	-2.1
Proceeds from the sale of property, plant and equipment	(13)	10.4	3.2
Proceeds from the sale of intangible assets	(14)	-	0.9
Disposal of subsidiaries net of cash disposed of	(6)	881.2	13.9
Repayment on shareholders' loan		155.9	-
Repayments on other investments	(16)	8.6	9.8
Payments of transaction costs		-18.1	-9.4
Net cash (used in)/from investing activities		**938.5**	**-52.2**
Proceeds from issuance of share capital		40.2	1.2
Repurchase own shares		-148.3	-
Dividends paid to equity holders of Nutreco		-332.8	-9.2
Dividends paid to minority shareholders		-0.2	-4.1
Repayment of borrowings		-225.6	-113.1
Proceeds from borrowings		92.4	-
Net cash used in financing activities		**-574.3**	**-125.2**
Net increase in cash and cash equivalents		443.7	-77.5
Cash and cash equivalents at 1 January	(22)	53.6	129.9
Effect of exchange rate fluctuations on cash held		-1.4	1.2
Cash and cash equivalents at 31 December	(22)	**495.9**	**53.6**

notes to the consolidated financial statements

(1) Accounting policies used for the consolidated financial statements of Nutreco Holding N.V.

Significant accounting policies

Nutreco Holding N.V. ('Nutreco') is a company domiciled in the Netherlands. The consolidated financial statements of Nutreco for the year ended 31 December 2006 comprise Nutreco and its subsidiaries ('the Group') and Nutreco's interest in associates and jointly controlled entities.

The financial statements were approved for issuance by the Supervisory Board and the Executive Board on 15 March 2007.

1. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS).

2. Basis of preparation

The financial statements are presented in millions of euro. They are prepared on the historical cost basis except for the following assets and liabilities which are stated at their fair value: derivative financial instruments, investments in debt securities and certain biological assets.

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Nutreco entities.

3. Use of estimates and judgements

The preparation of financial statements requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is discussed in note (32).

4. Basis of consolidation

4.1 Subsidiaries
Subsidiaries are those entities controlled by Nutreco. Control exists when Nutreco has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

4.2 Associates
Associates are those entities in which Nutreco has significant influence in, but no control over, the financial and operating policies. The consolidated financial statements include Nutreco's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Nutreco's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Nutreco has incurred legal or constructive obligations or made payments on behalf of an associate.

4.3 Joint ventures
Joint ventures are those entities over whose activities Nutreco has joint control, established by contractual agreement. The consolidated financial statements include Nutreco's interest in a joint venture using the equity method. In the presentation of the financial statements, joint ventures are disclosed as an associate.

4.4 Transactions eliminated on consolidation
Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Nutreco's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

A list of affiliated companies, drawn up in conformity with Book 2 of the Netherlands Civil Code, sections 379 and 414, has been filed at the Chamber of Commerce in 's-Hertogenbosch, the Netherlands.

5. Foreign currency

5.1 Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euros at the exchange rates prevailing as at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to euro at foreign exchange rates at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the dates the fair values were determined.

5.2 Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign currency differences are recognised directly in equity. Since 1 January 2004, Nutreco's date of transition to IFRS, such differences are recognised in the translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the income statement.

5.3 Net investment in foreign operations
Exchange differences arising from the translation of a financial liability designated as a hedge of a net investment in foreign operation are recognised directly in equity, in the translation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in the income statement. When the hedged net investment is disposed of, the cumulative amount in equity is transferred to profit or loss as an adjustment to the profit or loss on disposal.

The principal exchange rates against the euro (EUR) used in the balance sheet and income statement are:

	Balance sheet		**Income statement**	
	31 December 2006	**31 December 2005**	**2006**	**2005**
Australian dollar per unit	0.60	0.62	0.60	0.61
Canadian dollar per unit	0.65	0.73	0.70	0.66
Chilean peso per 10,000	14.26	16.53	14.98	14.36
British pound sterling per unit	1.49	1.46	1.47	1.46
Norwegian krone per 100	12.13	12.52	12.42	12.48
US dollar per unit	0.76	0.85	0.79	0.80

6. Derivative financial instruments

Nutreco uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Nutreco does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged (see chapter 7.1 Cash flow hedges).

The fair value of cross-currency interest rate swaps is the estimated amount that Nutreco would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates, current exchange rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

7. Hedging

7.1 Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The Group has documented at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

For cash flow hedges, other than those covered by the preceding policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period.

The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement, as part of the financial income and expense.

Nutreco has defined cash flow hedge relations for certain financial instruments which cover the interest risk as well as for some derivative financial instruments which are used to hedge the foreign exchange exposure of not recognised monetary assets or liabilities (forecasted purchases).

7.2 Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement, as part of the financial income and expense.

7.3 Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement, as part of the financial income and expense.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Nutreco has defined several net investment hedges for their foreign operations.

8. Property, plant and equipment

8.1 Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer accounting policy 15).

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

8.2 Leased assets
Leases in terms of which Nutreco assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer accounting policy 15).

8.3 Subsequent costs
Nutreco recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to Nutreco and the cost of the item can be measured reliably. All other expenditure is recognised in the income statement as an expense as incurred.

8.4 Depreciation
Depreciation is calculated according to the straight-line method based on the estimated useful life of the related asset. The following table presents the estimated useful lives:

Buildings	10-40 years
Plant and equipment	3-10 years
Other major components	3-10 years

The depreciation method, useful lives and the residual value are assessed annually.

9. Intangible assets

9.1 Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. Business combinations are accounted for using the purchase method. In respect of business combinations that have occurred since 1 January 2004, goodwill represents the excess of the cost of the acquisition over the interest in the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Dutch GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 have not been reconsidered in preparing Nutreco's opening IFRS balance sheet at 1 January 2004.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Goodwill is stated at cost less any accumulated impairment losses (see accounting policy 15). Goodwill is allocated to cash-generating units and is no longer amortised but tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

According to IFRS accounting principles, negative goodwill arising on an acquisition is recognised directly in the income statement.

9.2 Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and Nutreco has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy 15).

9.3 Other intangible assets

Other intangible assets (mainly consisting of software) that are acquired by Nutreco are stated at cost less accumulated amortisation and impairment losses.

9.4 Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

9.5 Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Capitalised development costs	5 years
Software	4 years
Brands	20 years
Customer related	10 years

10. Biological assets

Biological assets are stated at fair value less estimated point-of-sale costs, with any resulting gain or loss recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, including costs necessary to get the assets to market.

For a small part of the biological assets (mainly breeding eggs and parent stock), fair value cannot be estimated reliably and is therefore valued at cost less impairment charges.

11. Other investments

Other investments held by Nutreco are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss being recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. If these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

Financial instruments classified as held for trading or available-for-sale investments are recognised/derecognised by Nutreco on the date it commits to purchase/sell the investments. Securities held-to-maturity are recognised/derecognised on the day they are transferred to/by Nutreco.

Equity securities are valued at cost when Nutreco has not been in the position to sufficiently obtain data to calculate or estimate corresponding fair values.

12. Trade and other receivables

Trade and other receivables are stated at their amortised cost using the effective interest method less impairment losses (refer accounting policy 15).

13. Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling.

The cost of harvested biological assets is its fair value less estimated point-of-sale costs at the date of harvesting determined in accordance with the accounting policy for biological assets.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories cost includes an appropriate share of overheads based on normal operating capacity.

14. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Nutreco's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

15. Impairment

The carrying amounts of Nutreco's assets, other than certain biological assets (refer accounting policy 10), inventories (refer accounting policy 13) and deferred tax assets (refer accounting policy 23), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill and assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (groups of units) and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rate basis.

Goodwill, even when no indication of impairment existed, is tested for impairment annually.

15.1 Calculation of recoverable amount
The recoverable amount of trade and other receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

15.2 Reversals of impairment
An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been an indication of a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

16. Share capital

16.1 Repurchase of shares
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from the share premium account.

16.2 Dividends
Dividends are recognised as a liability in the period in which they are declared.

17. Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Preference share capital is classified as a liability as the dividend payments are not discretionary. Dividends thereon are recognised in the income statement as interest expense.

18. Employee benefits

18.1 Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

18.2 Defined benefit plans
Nutreco's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Nutreco's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to Nutreco, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

18.3 Long-term service benefits
Nutreco's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. Any actuarial gains and losses are recognised in the income statement in the period in which they arise.

18.4 Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Nutreco has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

18.5 Share-based payment transactions
The share (option) programme allows employees of Nutreco to acquire shares of Nutreco. The fair value of shares and options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the shares and options. The fair value of the shares and options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares and options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting and except for differences between estimated and actual vesting due to market performance conditions.

19. Provisions

A provision is recognised in the balance sheet when Nutreco has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for restructuring is recognised when Nutreco has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly.

20. Trade and other payables

Trade and other payables are stated at amortised cost using the effective interest method.

21. Revenue

21.1 Goods sold
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods or continuing management involvement with the goods.

21.2 Government grants
Any government grant is recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that Nutreco will comply with the conditions attached to it. Grants that compensate Nutreco for expenses incurred are recognised in the income statement on a systematic basis in the same periods in which the expenses are incurred as a deduction of the relating expense. Grants that compensate Nutreco for the cost of an asset are recognised in the income statement on a systematic basis over the useful life of the asset as a deduction of the depreciation charge.

22. Expenses

22.1 Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

22.2 Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

22.3 Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, dividends on preference shares, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (refer accounting policy 7).

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income received from equity investments is recognised in the income statement on the date that the dividend is declared.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

23. Income tax

Income tax expense in the income statement for the year comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using statutory tax rates at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences between tax bases of assets and liabilities and their reported amounts. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets, including assets arising from loss carry-forwards, are only recognised to the extent that it is probable that the asset will be realised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date.

24. Earnings per share

Nutreco presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of Nutreco by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

25. Segment reporting

A segment is a distinguishable component of Nutreco that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

26. Non-current assets and liabilities held for sale and discontinued operations

Non-current assets (or disposal groups comprising assets and liabilities) which are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of Nutreco's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

27. Cash flow statement

The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euro at the date of the transaction (refer accounting policy 5).

28. New IFRS as adopted by the EU not effective as from 1 January 2007

The following new IFRS standards and interpretations have been adopted by the IASB and have been adopted by the EU. The effective date of these standards and interpretations is annual periods beginning on or after 1 January 2007.

- IFRS 7 Financial instruments: disclosures
- Amendment to IAS 1 Presentation of financial statements: capital disclosures
- IFRIC 7 Dealing with reporting in hyperinflatory economies
- IFRIC 8 Share-based payments
- IFRIC 9 Reassessment of embedded derivative
- IFRIC 10 Interim financial reporting and impairment

Nutreco will introduce the new standards on or after 1 January 2007. The expected impact of the new IFRS standards on equity and result of Nutreco will be limited.

(2) Reconciliation consolidated income statement

The reconciliation between continuing and discontinued operations is as follows:

(EUR x million)	2006				2005			
	Continuing operations	**Dis-continued operations**	**Elimi-nation**	**Total**	**Continuing operations**	**Dis-continued operations**	**Elimi-nation**	**Total**
Revenue	**3,009.0**	**93.6**		**3,102.6**	**2,773.7**	**301.4**		**3,075.1**
Raw materials and consumables used	-2,299.0	-53.3		-2,352.3	-2,046.3	-172.0		-2,218.3
Changes in fair value of biological assets	-1.2	-0.1	-	-1.3	2.0	6.6	-	8.6
Changes in inventories of finished goods and work in progress	14.2	0.6	-	14.8	-11.7	20.9	-	9.2
Gross margin	**723.0**	**40.8**	-	**763.8**	**717.7**	**156.9**	-	**874.6**
Other operating income	18.0	385.2	-	403.2	11.9	4.8	-	16.7
Personnel costs	-307.7	-24.7	-	-332.4	-322.4	-92.9	-	-415.3
Depreciation and amortisation expenses	-42.2	-2.4	-	-44.6	-44.8	-19.1	-	-63.9
Impairment of long-lived assets	-0.2	-	-	-0.2	-4.5	-14.6	-	-19.1
Other operating expenses	-277.6	-27.7	-	-305.3	-247.3	-26.6	-	-273.9
Operating result	**113.3**	**371.2**	-	**484.5**	**110.6**	**8.5**	-	**119.1**
Financial income	19.4	0.1	-3.4	16.1	10.8	0.7	-6.0	5.5
Financial expenses	-19.3	-3.5	3.4	-19.4	-25.3	-6.6	6.0	-25.9
Foreign exchange result	7.5	-	-	7.5	3.0	-	-	3.0
Net financing costs	**7.6**	**-3.4**	-	**4.2**	**-11.5**	**-5.9**	-	**-17.4**
Share in result of associates	0.5	46.9	-	47.4	2.0	46.7	-	48.7
Result before tax	**121.4**	**414.7**	-	**536.1**	**101.1**	**49.3**		**150.4**
Income tax expense	-16.1	0.5	-	-15.6	-7.9	-5.3	-	-13.2
Total result for the period	**105.3**	**415.2**	-	**520.5**	**93.2**	**44.0**	-	**137.2**
Attributable to:								
Equity holders of Nutreco	104.2	415.3	-	519.5	90.7	43.7	-	134.4
Minority interest	1.1	-0.1	-	1.0	2.5	0.3	-	2.8

Other operating income of discontinued operations includes the gain on the sale of discontinued operations (refer note (6)-(7)).

(3) Segment reporting

Nutreco has structured its organisation based on the areas of animal nutrition and fish feed. In addition, the Company is also selectively present in various stages of the poultry and pork production chains (mainly in Spain). In presenting information on the basis of geographical segments, revenue is based on the geographical location of operating companies. Assets are based on the geographical location of the assets. Intersegment pricing is determined on an arm's length basis.

Primary segments

(EUR x million)	Revenue third parties		Intersegment		Total revenue		Operating result[1]	
	2006	2005	2006	2005	2006	2005	2006	2005
Compound feed[2]	770.5	780.1	229.4	215.1	999.9	995.2	24.8	23.4
Premix	548.0	430.4	61.8	54.7	609.8	485.1	27.0	22.3
Fish feed	972.2	812.6	5.0	10.3	977.2	822.9	67.0	57.7
Meat[2]	718.3	750.6	0.5	0.5	718.8	751.1	15.3	26.1
Eliminations	-	-	-301.9	-285.9	-301.9	-285.9	-	-
Unallocated[3]	-	-	5.2	5.3	5.2	5.3	-20.8	-18.9
Continuing	**3,009.0**	**2,773.7**	-	-	**3,009.0**	**2,773.7**	**113.3**	**110.6**
Discontinued	**93.6**	**301.4**	-	-	**93.6**	**301.4**	**371.2**	**8.5**
Consolidated	**3,102.6**	**3,075.1**	-	-	**3,102.6**	**3,075.1**	**484.5**	**119.1**

(EUR x million)	Net financing costs		Share in results of associates		Income tax expense		Total result for the period	
	2006	2005	2006	2005	2006	2005	2006	2005
Compound feed			-	-				
Premix			0.5	0.5				
Fish feed			-	1.5				
Meat			-	-				
Eliminations			-	-				
Unallocated			-	-				
Continuing	**7.6**	**-11.5**	**0.5**	**2.0**	**-16.1**	**-7.9**	**105.3**	**93.2**
Discontinued	**-3.4**	**-5.9**	**46.9**	**46.7**	**0.5**	**-5.3**	**415.2**	**44.0**
Consolidated	**4.2**	**-17.4**	**47.4**	**48.7**	**-15.6**	**-13.2**	**520.5**	**137.2**

1 In the operating result 2005 of discontinued operations, an impairment loss of EUR 14.6 million has been included.

2 As from 2006, revenue and operating result of sales of pigs and cattle, which are closely linked to the sales of compound feed, have been accounted for in the segment meat (previously in compound feed). Comparative figures for 2005 have been restated (revenue EUR 35.2 million, operating result EUR 0.3 million).

3 The unallocated amounts in the operating result of 2006 and 2005 consist of:

	2006	2005
Corporate costs	-19.3	-18.9
Restructuring Western Europe (compound feed, premix and meat)	-14.7	-7.6
Supply agreements, alliances and price effects	6.7	2.7
Gain on sale of land Spain	5.7	-
Intercompany profit Marine Harvest, claims and pensions	1.0	9.4
Impairment losses (compound feed, premix)	-0.2	-4.5
Total unallocated	**-20.8**	**-18.9**

(EUR x million)	Assets		Liabilities		Total capital expenditure of PPE and intangible assets		Total depreciation and amortisation		Non-cash expenses other than depreciation and amortisation	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Compound feed	206.4	208.1	172.6	182.0	14.5	9.4	-9.9	-10.0	5.1	-6.2
Premix	313.1	236.8	185.2	175.2	7.1	6.0	-7.2	-6.5	-1.8	0.3
Fish feed	472.6	428.5	396.9	461.7	21.5	11.8	-17.4	-19.7	-0.5	1.6
Meat	175.2	163.1	101.7	83.6	11.3	2.8	-6.2	-6.8	2.6	0.6
Unallocated	553.6	137.3	178.7	149.4	1.1	1.3	-1.5	-1.8	-3.0	0.1
Continuing	**1,720.9**	**1,173.8**	**1,035.1**	**1,051.9**	**55.5**	**31.3**	**-42.2**	**-44.8**	**2.4**	**-3.6**
Discontinued	**-**	**611.3**	**-**	**22.0**	**1.6**	**12.5**	**-2.4**	**-19.1**	**7.9**	**-1.2**
Classified as held for sale	78.2	-	14.4	-	-	-	-	-	-	-
Consolidated	**1,799.1**	**1,785.1**	**1,049.5**	**1,073.9**	**57.1**	**43.8**	**-44.6**	**-63.9**	**10.3**	**-4.8**

Secondary segments

(EUR x million)	Revenue third parties		Assets		Total capital expenditure of PPE and intangible assets	
	2006	2005	2006	2005	2006	2005
Netherlands	535.3	551.0	422.9	820.0	9.6	10.4
Spain	923.4	966.3	307.5	293.2	21.0	7.7
Norway	321.4	332.8	153.5	134.6	8.5	6.9
United Kingdom	157.9	164.3	56.8	61.8	2.2	2.7
Belgium	168.2	196.7	343.7[1]	42.0	0.8	1.7
Chile	219.1	181.5	115.1	86.4	5.8	5.8
Canada	115.3	116.8	54.2	51.4	2.1	3.0
Germany	154.2	122.4	29.2	21.8	0.6	1.0
USA	73.3	78.9	46.9	47.5	1.3	0.2
Other countries	434.5	364.4	269.3	226.4	5.2	4.4
Total	**3,102.6**	**3,075.1**	**1,799.1**	**1,785.1**	**57.1**	**43.8**

(4) Discontinued operations

Discontinued operations as presented in the consolidated income statement for 2006 consist of the following activities:

- Marine Harvest, worldwide fish farming activities
- Euribrid, breeding activities
- Trouw Nutrition France, premix activities
- Hydrotech Gruppen, fish farming activities in Norway

Marine Harvest

Based on an agreement with Geveran Trading Co. Ltd. and the subsequent payment received on 28 March 2006, Marine Harvest has been reported as divested as from the same date. Legal transfer of the shares occurred on 29 December 2006 following receipt of the consents from the competition law authorities.

[1] Including cash deposits

In the result after tax from discontinued operations, a total amount of EUR 411.3 million relates to Marine Harvest, mainly consisting of the gain on sale, net of tax (EUR 380.2 million) and the share in result after tax in the period 1 January – 28 March 2006 (EUR 26.8 million). See also note (6).

Euribrid

On 24 January 2007 Nutreco signed a memorandum of understanding to divest the Euribrid Group for an amount of EUR 50.0 million. Closing of the transaction is expected in March/April 2007.

Trouw Nutrition France

On 2 January 2007 Nutreco completed the sale of its feed specialities business in France to the Evialis Group. Both parties had expressed their interest in this transaction on 11 September 2006. For the time being, Evialis will make use of the production facility at Vigny in France. Nutreco will keep ownership of the Vigny facility.

Hydrotech Gruppen

Nutreco holds a 34.0% share in the company L&K Karlsen Holding, which holds a 56.46% share in Hydrotech Gruppen, giving Nutreco an indirect share in this company of 19.2%. In September 2006 L&K Karlsen Holding sold its share in Hydrotech Gruppen to a third party.

On 18 January 2007 Nutreco signed an agreement with a third party to sell its interest in L&K Karlsen Holding; financial settlement hereof took place on 22 January 2007.

In the result after tax from discontinued operations, a total amount of EUR 20.1 million relates to Hydrotech Gruppen, consisting of the gain on sale, net of tax (EUR 18.5 million) and the share in result after tax for the financial year 2006 (EUR 1.6 million).

The financial results attributable to the discontinued operations were as follows:

(EUR x million)	2006	2005
Results of discontinued operations		
Revenue	93.6	301.4
Expenses	-101.6	-296.7
Operating result from discontinued operations	**-8.0**	**4.7**
Net financing costs	-3.4	-5.9
Share in results of associates	28.4	46.7
Income tax expense	-0.5	-5.3
Operating result from discontinued operations, net of tax	**16.5**	**40.2**
Gain on sale of discontinued operations	397.7	3.8
Income tax on gain on sale of discontinued operations	1.0	0.0
Gain on sale of discontinued operations, net of tax	**398.7**	**3.8**
Total result for the period from discontinued operations	**415.2**	**44.0**
Basic earnings per share from discontinued operations (EUR)	12.14	1.27
Diluted earnings per share from discontinued operations (EUR)	12.14	1.27
Cash flows from discontinued operations		
Net cash from operating activities	-3.0	-29.8
Net cash from/(used in) investing activities	1,007.1	-8.0
Net cash from financing activities	4.5	21.5
Net cash from/(used in) discontinued operations	1,008.6	-16.3

The income and cash flow figures for the year 2005 also include, next to the activities of Hendrix Poultry Breeders and Pingo Poultry, which were divested in 2005, the comparative figures for the subsidiaries and associates accounted for as discontinued operations in 2006.

The gain on sale of discontinued operations, net of tax for 2006, amounting to EUR 398.7 million relates to the divestment of Marine Harvest (EUR 380.2 million) and of Hydrotech Gruppen (EUR 18.5 million).

The gain on sale of discontinued operations, net of tax for 2005, amounting to EUR 3.8 million relates to the divestment of the egg layer breeding company Hendrix Poultry Breeders and of the Pingo Poultry processing business.

In the results from discontinued operations in 2006, an amount of EUR -0.2 million relates to results on discontinued operations of 2004 and 2005.

(5) Non-current assets held for sale

As a consequence of the agreements described in note (4), the assets and liabilities of Euribrid, Trouw Nutrition France and Hydrotech Gruppen/L&K Karlsen Holding have been separately presented in the balance sheet as at 31 December 2006. At balance sheet date the total assets classified as held for sale amounted to EUR 78.2 million, whereas total liabilities classified as held for sale amounted to EUR 14.4 million. These assets and liabilities can be specified as follows:

(EUR x million)

Assets classified as held for sale	
Property, plant and equipment	17.9
Intangible assets	7.7
Investments in associates	25.2
Other investments	0.1
Biological assets	8.6
Inventories	2.5
Trade and other receivables	16.2
	78.2
Liabilities classified as held for sale	
Employee benefits	0.7
Trade and other payables	13.7
	14.4

(6) Acquisitions and divestments

Acquisitions

In 2006 Nutreco acquired or increased its participation in the following companies:

In April 2006 Nutreco's subsidiary Trouw Nutrition International merged its feed specialities business in Russia with its existing Russian distributor ZAO Hifeed B.V. in a newly formed Russian company, Techkorm. Techkorm supplies important agro industry regions in the Russian Federation with feed specialities. These regions have considerable potential for further growth. The total revenue as from the start of the merger amounts to EUR 16.0 million and the net result contribution amounts to EUR 1.1 million. The initial funding amounting to EUR 2.25 million gives Nutreco a 75% controlling interest in Techkorm.

In April 2006 Nutreco's subsidiary Trouw Nutrition International acquired all shares of the Chinese producer and national distributor of feed specialities Beijing Dejia Animal Husbandry Technology Co. Ltd. for an amount of EUR 5.7 million, which leads to a goodwill of EUR 4.2 million. Dejia produces minerals and concentrates for animal feeds in its plant in Beijing and supplies these products to stock-rearing enterprises in China. Dejia is a fast-growing company posting growth figures in excess of 30% per annum. Total contribution of Dejia as from the purchase date is EUR 15.6 million to revenue and EUR 0.9 million to net result.

In July 2006 Nutreco acquired a 51% interest in Indian animal nutrition company Nutrikraft India Ltd. for an amount of EUR 1.1 million, resulting in goodwill amounting to EUR 1.1 million. The selling party granted a put option for the sale of the remaining 49% of the shares to Nutreco, which was valued at an amount of EUR 2.2 million as at 31 December 2006. Nutrikraft is established in Bangalore and supplies complete animal feeds and protein concentrates. The Indian animal nutrition market is rapidly evolving, with a growth rate of over 7% a year. There is strong demand for high-quality animal feed products, technical expertise and customer service. With this acquisition, Nutreco has laid the groundwork for further growth in India. Nutrikraft's total contribution to revenues and net earnings amounted to EUR 10.6 million and EUR 0.1 million, respectively, as from the date of purchase.

At the end of August Nutreco took over Sloten Groep B.V., a Dutch producer and global distributor of milk replacers for young rearer animals, for an amount of EUR 16.7 million. This takeover resulted in negative goodwill amounting to EUR 1.3 million, which was directly credited to the result. This step has made Nutreco the leading player on the world market, with a market share of around 20%. Sloten produces approximately 100,000 tonnes of speciality feeds, which are sold under international brand names in more than 60 countries. Over 90% of the animal feeds, which the company produces at its two Dutch-based plants, are destined for export. With this takeover, Nutreco has also strengthened its market position in major growth markets as Central and South America, Asia and Russia. Sloten's contribution to the 2006 revenues as from the date of purchase amounted to EUR 39.9 million. The contribution to net earnings amounted to EUR 1.7 million.

Net assets and liabilities at acquisition date (in total)

(EUR x million)	Sloten			Other acquisitions			Total		
	Recognised values	Fair value adjustments	Carrying amounts	Recognised values	Fair value adjustments	Carrying amounts	Recognised values	Fair value adjustments	Carrying amounts
Property, plant and equipment	13.6	-3.8	17.4	0.6	-	0.6	14.2	-3.8	18.0
Intangible assets	0.9	0.9	-	-	-	-	0.9	0.9	-
Other investments	-	-	-	0.1	-	0.1	0.1	-	0.1
Biological assets	0.1	-	0.1	-	-	-	0.1	-	0.1
Inventories	6.2	0.2	6.0	1.7	-	1.7	7.9	0.2	7.7
Deferred tax assets	0.3	0.1	0.2	0.1	-	0.1	0.4	0.1	0.3
Trade and other receivables	16.6	-	16.6	1.5	-	1.5	18.1	-	18.1
Cash and cash equivalents	0.9	-	0.9	3.2	-	3.2	4.1	-	4.1
Interest-bearing loans and borrowings	-7.2	-	-7.2	-0.1	-	-0.1	-7.3	-	-7.3
Employee benefits	-1.6	-	-1.6	-	-	-	-1.6	-	-1.6
Provisions	-0.1	-	-0.1	-	-	-	-0.1	-	-0.1
Deferred tax liability	-2.4	0.9	-3.3	-	-	-	-2.4	0.9	-3.3
Trade and other payables	-9.3	-	-9.3	-5.6	-	-5.6	-14.9	-	-14.9
Net identifiable assets and liabilities	**18.0**	**-1.7**	**19.7**	**1.5**	**0.0**	**1.5**	**19.5**	**-1.7**	**21.2**
Goodwill on acquisitions				5.3			5.3		
Negative goodwill on acquisitions	-1.3						-1.3		
Consideration paid (in cash)	**16.7**			**6.8**			**23.5**		
Cash acquired	-0.9			-3.2			-4.1		
Net cash outflow	**15.8**			**3.6**			**19.4**		

Acquisition of minority interest

In February 2006, Nutreco acquired the remaining 50% interest in pig genetics company Hypor from its Canadian venture partner for an amount of EUR 11.5 million. The company had already been fully consolidated into the Nutreco Group figures as Nutreco had full management control as from the start of the venture. The carrying amount of Hypor's net assets in the consolidated financial statements on the date of acquisition was EUR 13.5 million. Nutreco recognised a decrease in minority interest of EUR 6.6 million and a goodwill of EUR 4.9 million.

In 2007 the company will be divested as part of the divestment of the Euribrid Group.

Divestments

On 16 December 2005, the Extraordinary Meeting of Shareholders unanimously approved the proposal to reduce the interest in Marine Harvest by at least 34%, or possibly by 100%, through an IPO or by selling the interest to a strategic buyer. It was expected that, in the event of an IPO, only part of the total interest could be sold. In that case, a lockup period would have to be agreed for the remainder of the shares.

Preparations for an IPO were carried out energetically. Advisers were appointed and a prospectus containing historical figures was drafted. The initial talks with stock exchange authorities took place and the prospectus reached an advanced stage of completion.

At that point in time, a number of strategic buyers indicated that they were interested in acquiring the entire interest of both Stolt-Nielsen and Nutreco. The price agreed with one of these parties matched the price level established by independent advisers. Since the transactions could swiftly proceed, the entire interest could be sold at once and the price was right, it was decided to press ahead with this transaction.

On 6 March 2006, this resulted in an agreement with Geveran Trading Co. Ltd., which took over the entire interest in Marine Harvest. Any risks resulting from conditions imposed on the transaction by the competition authorities were for the buyer's account. Geveran Trading then transferred the agreement to Pan Fish ASA, with the same conditions applying. On 28 March 2006, Pan Fish ASA made an advance payment on the share purchase sum (EUR 881 million) to Nutreco. On 29 December 2006 all shares were transferred to Pan Fish ASA. Following the UK Competition Commission's approval on 19 December 2006, all relevant competition authorities granted their approval for the transaction. The feed supply contract with Marine Harvest, which had been agreed in 2005, will be continued.

The total proceeds from the sale of the shares and from the repayment of the shareholders' loan to Marine Harvest (repaid to Nutreco in February 2006) produced a book result of EUR 380.2 million.

The gain on the sale of shares in Marine Harvest can be specified as follows:

(EUR x million)

Actual contribution as at 29 April 2005	**375.1**
Share in direct entries in equity of Marine Harvest in the period 30 April – 31 December 2005 resulting from foreign exchange translation differences	20.1
Share in total result after tax in the period 30 April – 31 December 2005	46.3
Transaction costs	9.4
Foreign exchange translation differences	8.6
Equity investment in Marine Harvest as at 31 December 2005	**459.5**
Share in total result after tax in the period 1 January – 29 March 2005	26.8
Transaction costs	33.3
Share in direct entries in equity of Marine Harvest in the period 1 January – 29 March 2005 resulting from foreign exchange translation differences	-17.6
Equity investment in Marine Harvest as at 29 March 2005	**502.0**
Net proceeds shares	881.2
Gain on sale of shares in Marine Harvest	**379.2**
Tax effect on sale shares Marine Harvest	1.0
Gain on sale of shares in Marine Harvest, net of tax	**380.2**

(7) Other operating income

(EUR x million)	**2006**	**2005**
Derecognition translation reserve Marine Harvest	1.3	2.7
Claims	5.9	3.7
Release provisions	5.2	3.4
Negative goodwill released directly in income statement	1.3	1.2
Gain on sale of property, plant and equipment and intangible assets	6.7	1.2
Gain on sale of discontinued operations	379.2	3.8
Government grants	2.0	-
Other	1.6	0.7
Total	**403.2**	**16.7**
Continuing operations	*18.0*	*11.9*
Discontinued operations	*385.2*	*4.8*

The gain on the sale of discontinuing operations in 2006 of EUR 379.2 million relates to the divestment of Marine Harvest. The amount of EUR 3.8 million in 2005 consists of the gain on the sale of Pingo Poultry and Hendrix Poultry Breeders.

With regard to government grants amounting to EUR 2.0 million, no repayment obligations exist.

(8) Personnel costs

(EUR x million)	**2006**	**2005**
Gross salaries/wages	209.8	258.0
Social security	51.7	56.6
Third-party staff	29.5	53.4
Pension costs	13.7	23.2
Pension benefits	-4.9	-9.4
Expense arising from long-term award plan	1.1	0.8
Expense arising from performance options	0.6	0.7
Expense arising from performance shares	2.1	1.5
Other personnel costs	28.8	30.5
Total	**332.4**	**415.3**
Continuing operations	*307.7*	*322.4*
Discontinued operations	*24.7*	*92.9*

(Average) number of employees

Breakdown by country of the (average) number of permanent employees in FTEs:

	2006	**2005**
Netherlands	1,048	1,397
Spain	3,018	3,081
Chile	447	1,302
Norway	270	507
Belgium	195	615
United Kingdom	221	375
Canada	338	380
Germany	188	172
USA	120	129
China	485	129
Mexico	223	66
Other countries	752	831
Average number of employees	**7,305**	**8,984**
Number of employees at 31 December	**7,919**	**6,993**
Continuing operations	*7,405*	*6,474*
Discontinued operations	*514*	*519*

(9) Other operating expenses

(EUR x million)	2006	2005
Provisions	34.5	7.4
Energy & utility	44.8	44.2
Rent & lease	20.2	19.3
Maintenance & repair	34.0	37.5
Insurance	9.8	10.3
Information technology	7.7	7.5
Communication	6.3	7.1
Advertising & promotion	15.8	14.6
Consultancy	29.4	22.6
Travel	18.6	17.6
Freight costs	40.8	45.8
Other	43.4	40.0
Total	**305.3**	**273.9**
Continuing operations	*277.6*	*247.3*
Discontinued operations	*27.7*	*26.6*

Research and development expenses amounted to EUR 23.8 million (2005: EUR 24.7 million). Development expenses form a very small part of this amount.

(10) Net financing costs

(EUR x million)	2006	2005
Interest on deposits	14.4	0.2
Other interest income	1.7	5.3
Financial income	**16.1**	**5.5**
Interest expense	-14.9	-20.5
Dividend expense on cumulative preference shares	-4.5	-4.5
Net loss on remeasurement of debt investments at fair value through the income statement	0.0	-0.9
Financial expenses	**-19.4**	**-25.9**
Foreign exchange gains/losses	-0.6	3.0
Release translation reserve	8.1	0.0
Foreign exchange result	**7.5**	**3.0**
Net financing costs	**4.2**	**-17.4**
Continuing operations	*7.6*	*-11.5*
Discontinued operations	*-3.4*	*-5.9*

Net financing costs declined, resulting in a EUR 4.2 million revenue (2005: EUR 17.4 million costs), mainly due to interest received on cash deposits subsequently to the divestment of Marine Harvest.

Financial income increased to EUR 16.1 million (2005: EUR 5.5 million), mainly due to interest on cash deposits.

Financial expenses declined to EUR 19.4 million (2005: EUR 25.9 million), mainly as a consequence of a lower interest bearing debt. Financial expenses include the dividend payable of EUR 4.5 million (2005: EUR 4.5 million) on the cumulative preference shares.

The foreign exchange result of EUR 7.5 million (2005: EUR 3.0 million) contains a release of the translation reserve of EUR 8.1 million. This amount mainly relates to the repayment of a loan to one of Nutreco's operating companies.

(11) Income tax expense

In 2006 the income tax expense amounted to EUR 15.6 million (2005: EUR 13.2 million). The components of taxation on income are:

(EUR x million)	2006	2005
Recognised in income statement		
Current tax this year	-28.0	-12.7
Adjustments for prior years	1.0	2.8
Current tax expense	**-27.0**	**-9.9**
Origination and reversal of temporary differences	3.2	-6.6
Change in tax rate	-1.9	-0.2
Benefit of losses recognised	10.1	3.5
Deferred tax expense	**11.4**	**-3.3**
Total income tax expense in income statement	**-15.6**	**-13.2**
Income tax expenses continuing operations	*-16.1*	*-7.9*
Income tax expenses discontinued operations	*-0.5*	*-5.3*
Income tax on gain on sale of discontinued operations	*1.0*	-
Total income tax expense	**-15.6**	**-13.2**

Reconciliation of the weighted average statutory income tax rate as a percentage of result before taxes and the effective tax rate is as follows:

(% / EUR x million)	2006		2005	
Total result before taxes		536.1		150.4
Total income tax expenses		-15.6		-13.2
Total result for the period		**520.5**		**137.2**
Weighted average income tax	**27.2%**	**-145.6**	**32.2%**	**-48.3**
Tax effect of:				
Change in valuation allowance:				
• Utilisation of previously not recognised tax losses	0.0%	0.1	-4.6%	6.9
• Recognition of previously not recognised tax losses	-0.4%	2.3	0.0%	0.0
• New loss carry-forwards not expected to be realised	1.0%	-5.3	2.0%	-3.0
Non-tax-deductible impairment charges	0.0%	0.0	2.6%	-3.9
Non-taxable income (including share in result non-consolidated)	-21.4%	114.5	-13.5%	20.3
Non-tax-deductible expenses	0.9%	-4.8	2.3%	-3.5
Tax incentives and other	-4.3%	23.2	-12.2%	18.3
Effective income tax	**2.9%**	**-15.6**	**8.8%**	**-13.2**
Continuing operations	*13.3%*	*-16.1*	*-7.8%*	*-7.9*
Discontinued operations	*-0.1%*	*0.5*	*-10.7%*	*-5.3*

In the reconciliation of the weighted average effective tax rate, the share in results of associates as well as the gain on the sale of Marine Harvest and Hydrotech Gruppen is included.

The weighted average effective tax rate is based on the statutory corporate income tax applicable in 2006 in the various countries. The nominal rates vary from 10% (Ireland) to 40% (Japan); for 2005 the variance in rates was the same.

The effective tax rate in 2006 (total operations) is mainly caused by the share in results of associates and the tax-exempt gain on the sale of Marine Harvest and Hydrotech Gruppen. The effective tax rate in 2005 was mainly caused by the share in results of associates and the tax-exempt results on the sale of Pingo Poultry and Hendrix Poultry Breeders.

The effective tax rate on discontinued operations in 2006 is mainly caused by the tax-exempt gain on the sale of Marine Harvest. The effective tax rate on discontinued operations in 2005 was mainly caused by the non-tax-deductible impairment of the goodwill in Pingo Poultry, partly compensated by the non-taxable results of the sale of Hendrix Poultry Breeders and Pingo Poultry.

(12) Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at 31 December 2006 was based on the total result for the period attributable to equity holders of Nutreco of EUR 519.5 million (2005: EUR 134.4 million) and a weighted average number of shares outstanding during the year ended 31 December 2006 of (x thousand) 34,209 (2005: 34,498), calculated as follows:

(in thousands of shares)	2006	2005
Weighted average number of shares at 1 January	**34,498**	**34,056**
Effect of conversion of share options	531	56
Effect of purchase of shares	-1,873	-
Effect of shares issued in March	10	-
Effect of shares issued in April	643	-
Effect of shares issued in June	-	317
Effect of shares issued in July	252	-
Effect of shares issued in August	111	69
Effect of shares issued in September	37	-
Weighted average number of shares at 31 December	**34,209**	**34,498**

The calculation of the diluted earnings per share is based on (x thousand) 34,226 shares (2005: 34,700), taking into account the exercise of outstanding share options.

(in thousands of shares)	2006	2005
Weighted average number of shares at 31 December	**34,209**	**34,498**
Effect of share options outstanding	17	202
Weighted average number of shares (diluted) at 31 December	**34,226**	**34,700**

Share capital

The authorised share capital of the Company as at 31 December 2006 amounted to EUR 41.5 million (2005: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

Movements in the paid-up share capital are as follows:

(number of shares)	**2006**	**2005**
As at 1 January	**34,527,591**	**34,080,918**
Options	1,410,776	32,404
Conversion of final interim dividend and superdividend	791,701	386,050
Shares issued	262,027	28,219
Purchase of shares	-3,085,789	-
As at 31 December	**33,906,306**	**34,527,591**

	2006	**2005**
Key figures per share for continuing operations		
Basic earnings per share for continuing operations (EUR)	3.05	2.63
Diluted earnings per share for continuing operations (EUR)	3.04	2.61
Basic earnings per share for continuing operations before impairment of goodwill (EUR)	3.05	2.63
Average number of shares outstanding during the year (x thousand)	34,209	34,498
Number of shares outstanding as at 31 December (x thousand)	33,906	34,528
Key figures per share for discontinued operations (EUR)		
Basic earnings per share for discontinued operations	12.14	1.27
Diluted earnings per share for discontinued operations	12.14	1.27
Basic earnings per share for discontinued operations before impairment of goodwill	12.14	1.62
Key figures per share (EUR)		
Basic earnings per share	15.19	3.90
Diluted earnings per share	15.18	3.88
Basic earnings per share before impairment of goodwill	15.19	4.25

(13) Property, plant and equipment

(EUR x million)	Land & buildings	Machinery & equipment	Other	Under construction	Total
Cost					
Balance at 1 January 2005	**363.0**	**778.6**	**99.2**	**25.1**	**1,265.9**
Capital expenditure	5.8	21.9	10.8	-	38.5
Disposals	-4.1	-24.7	-2.6	-	-31.4
Acquisitions through business combinations	1.2	1.3	1.2	-	3.7
Divestments (incl. Marine Harvest)	-90.9	-253.3	-36.1	-7.2	-387.5
Effect of movement in foreign exchange	13.1	25.7	3.3	0.6	42.7
Balance at 31 December 2005	**288.1**	**549.5**	**75.8**	**18.5**	**931.9**
Balance at 1 January 2006	**288.1**	**549.5**	**75.8**	**18.5**	**931.9**
Capital expenditure	10.1	18.4	3.9	19.0	51.4
Disposals	-11.0	-19.8	-5.2	-	-36.0
Acquisitions through business combinations	14.3	12.6	3.9	0.2	31.0
Transfer to intangible assets	-	-	-0.8	-	-0.8
Transfer to assets classified as held for sale	-28.8	-16.2	-6.9	-0.1	-52.0
Effect of movement in foreign exchange	-6.9	-9.3	-1.4	-0.7	-18.3
Balance at 31 December 2006	**265.8**	**535.2**	**69.3**	**36.9**	**907.2**
Depreciation and impairment losses					
Balance at 1 January 2005	**-171.2**	**-536.6**	**-88.5**	-	**-796.3**
Disposals	2.3	22.9	3.3	-	28.5
Acquisitions through business combinations	-0.2	-0.7	-0.8	-	-1.7
Divestments (incl. Marine Harvest)	33.5	156.3	27.3	-	217.1
Impairment charges continuing operations	-1.5	-2.6	-0.4	-	-4.5
Impairment charges discontinued operations	-1.8	-0.7	-	-	-2.5
Depreciation continuing operations	-7.5	-30.3	-5.2	-	-43.0
Depreciation discontinued operations	-3.8	-12.0	-2.3	-	-18.1
Effect of movement in foreign exchange	-4.9	-17.1	-2.4	-	-24.4
Balance at 31 December 2005	**-155.1**	**-420.8**	**-69.0**	-	**-644.9**
Balance at 1 January 2006	**-155.1**	**-420.8**	**-69.0**	-	**-644.9**
Disposals	8.3	19.8	4.2	-	32.3
Acquisitions through business combinations	-5.0	-9.0	-2.8	-	-16.8
Impairment charges continuing operations	-0.1	-0.1	-	-	-0.2
Depreciation continuing operations	-7.4	-28.0	-4.4	-	-39.8
Depreciation discontinued operations	-1.1	-0.8	-0.5	-	-2.4
Transfer to intangible assets	-	-	0.8	-	0.8
Transfer to assets classified as held for sale	15.2	13.3	5.6	-	34.1
Effect of movement in foreign exchange	2.8	7.3	0.9	-	11.0
Balance at 31 December 2006	**-142.4**	**-418.3**	**-65.2**	-	**-625.9**
Carrying amount at 1 January 2005	**191.8**	**242.0**	**10.7**	**25.1**	**469.6**
Carrying amount at 31 December 2005	**133.0**	**128.7**	**6.8**	**18.5**	**287.0**
Carrying amount at 1 January 2006	**133.0**	**128.7**	**6.8**	**18.5**	**287.0**
Carrying amount at 31 December 2006	123.4	116.9	4.1	36.9	281.3

Every year, the Company reviews at each balance date whether there is any indication of impairment.

As outcome of these impairment calculations, long-lived assets in compound feed in Western Europe have been impaired for an amount of EUR 0.2 million.

There are no property, plant and equipment pledged as security for liabilities.

(14) Intangible assets

(EUR x million)	Goodwill	Concessions & licenses	Development costs	Software	Brand	Customer related	Total
Cost							
Balance at 1 January 2005	**273.9**	**132.2**	-	-	-	-	**406.1**
Capital expenditure	-	1.5	0.4	3.4	-	-	5.3
Internal transfers	-	-6.8	0.2	6.6	-	-	-
Disposals	-	-0.2	-	-0.4	-	-	-0.6
Acquisitions through business combinations	5.2	-	-	-	-	-	5.2
Divestments (incl. Marine Harvest)	-188.9	-118.5	-	-0.1	-	-	-307.5
Effect of movement in foreign exchange	11.3	4.0	-	0.2	-	-	15.5
Balance at 31 December 2005	**101.5**	**12.2**	**0.6**	**9.7**	-	-	**124.0**
Balance at 1 January 2006	**101.5**	**12.2**	**0.6**	**9.7**	-	-	**124.0**
Capital expenditure	1.0	-	0.3	3.9	-	-	5.2
Valuation put options	6.1	-	-	-	-	-	6.1
Transfer from PP&E	-	-	-	0.8	-	-	0.8
Disposals		-9.6	-	-0.2	-	-	-9.8
Acquisitions through business combinations	10.2	-	-	-	0.2	0.7	11.1
Transfer to assets classified as held for sale	-6.3	-1.3	-0.1	-	-	-	-7.7
Effect of movement in foreign exchange	-5.0	-0.2	-	-	-	-	-5.2
Balance at 31 December 2006	**107.5**	**1.1**	**0.8**	**14.2**	**0.2**	**0.7**	**124.5**
Amortisation and impairment charges							
Balance at 1 January 2005	**-200.2**	**-40.3**	-	-	-	-	**-240.5**
Disposals	-	-	-	0.6	-	-	0.6
Divestments (incl. Marine Harvest)	188.9	32.2	-	-	-	-	221.1
Amortisation continuing operations	-	-0.1	-	-1.7	-	-	-1.8
Amortisation discontinued operations	-	-1.0	-	-	-	-	-1.0
Impairment charges discontinued operations	-12.1	-	-	-	-	-	-12.1
Effect of movement in foreign exchange	-5.3	-1.1	-	-0.1	-	-	-6.5
Balance at 31 December 2005	**-28.7**	**-10.3**	-	**-1.2**	-	-	**-40.2**
Balance at 1 January 2006	**-28.7**	**-10.3**	-	**-1.2**	-	-	**-40.2**
Disposals		9.6	-	0.2	-	-	9.8
Transfer from PP&E	-	-	-	-0.8	-	-	-0.8
Amortisation continuing operations	-	-0.1	-0.1	-2.2	-	-	-2.4
Effect of movement in foreign exchange	-0.1	0.1	-	0.1	-	-	0.1
Balance at 31 December 2006	**-28.8**	**-0.7**	**-0.1**	**-3.9**	-	-	**-33.5**
Carrying amount at 1 January 2005	**73.7**	**91.9**	-	-	-	-	**165.6**
Carrying amount at 31 December 2005	**72.8**	**1.9**	**0.6**	**8.5**	-	-	**83.8**
Carrying amount at 1 January 2006	**72.8**	**1.9**	**0.6**	**8.5**	-	-	**83.8**
Carrying amount at 31 December 2006	**78.7**	**0.4**	**0.7**	**10.3**	**0.2**	**0.7**	**91.0**

Goodwill relates to several acquisitions made during the period 2000-2006 and is tested for impairment annually. For 2006 no impairments have been recognised.

The valuation of put options of EUR 6.1 million relates to the valuation of the put options in Mexico (EUR 3.9 million) and India (EUR 2.2 million).

The carrying amount of goodwill at 31 December 2006 of EUR 78.7 million mainly relates to the following cash-generating units: premix activities in the USA, Mexico, China, India, Denmark and the Netherlands (in total approximately EUR 55.0 million) and fish feed activities in Japan and Australia (in total approximately EUR 16.0 million).

There are no intangible assets pledged as security for liabilities.

(15) Investment in associates

(EUR x million)	2006	2005
As at 1 January	**456.0**	**16.9**
Share in results continuing operations	0.5	2.0
Share in results discontinued operations	46.9	46.7
Dividends received	0.0	-2.5
(De)consolidations	-475.9	372.5
Transfer to assets classified as held for sale	-25.2	-
Effect of movement in foreign exchange	-0.2	20.4
As at 31 December	**2.1**	**456.0**

The breakdown of the investments in associates is as follows:

(EUR x million)	2006		2005	
	Ownership	**Amount**	**Ownership**	**Amount**
Marine Harvest[1]	-	-	75%	449.1
Hydrotech A.S.[2]	-	-	19.8%	4.7
Nanta de Venezuela C.A.	50%	2.1	50%	1.6
Other	20-50%	-	20-50%	0.6
		2.1		**456.0**

The breakdown of the share in results is as follows:

(EUR x million)	2006	2005
Marine Harvest	26.8	46.3
Marine Harvest before 29 April 2005	-	0.5
Gain on sale Hydrotech	13.5	-
Hydrotech (operational)	1.6	-0.1
Aquagen	-	1.5
Nanta Venezuela	0.5	0.5
	47.4	**48.7**

[1] Marine Harvest was sold in 2006.

[2] Hydrotech was classified as held for sale in 2006.

(16) Other investments

(EUR x million)	Equity securities		Debt securities		Total	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
As at 1 January	**2.3**	**2.3**	**38.7**	**33.7**	**41.0**	**36.0**
(De)consolidations	-	0.1	0.1	12.5	0.1	12.6
Capital increase	1.5	-	-	-	1.5	-
Additions	-	-	0.3	2.1	0.3	2.1
Transfer from other balance items	-	-	0.3	-	0.3	-
Disposals/loans repaid	-0.2	-0.1	-8.4	-9.7	-8.6	-9.8
Value adjustments	-	-	0.2	-	0.2	-
Transfer to assets classified as held for sale	-	-	-0.1	-	-0.1	-
Effect of movement in foreign exchange	-	-	-0.3	0.1	-0.3	0.1
As at 31 December	**3.6**	**2.3**	**30.8**	**38.7**	**34.4**	**41.0**

Equity securities consist of Nutreco's participation in several companies in which Nutreco does not have control or significant influence. The participations are valued at cost as Nutreco has not been in the position to sufficiently obtain data to calculate or to estimate corresponding fair values.

The breakdown of debt securities is as follows:

(EUR x million)	**2006**	**2005**
Loans related to Dutch Nutreco Pension Fund	12.1	12.1
Loan related to divestment Pingo Poultry	12.9	12.7
Loans to customers	5.6	13.9
	30.8	**38.7**

The loans related to the Dutch Nutreco Pension Fund consist of a subordinated loan of EUR 7.0 million and a loan of EUR 5.1 million which have been granted by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004. The interest rate is Euribor + 0.5%; repayment of the loans depends on fulfilling specific conditions by the Dutch Nutreco Pension Fund.

The loan of EUR 12.9 million relates to the divestment of Pingo Poultry in 2005. Part of the total selling price of EUR 20.4 million has not been paid by the purchaser but will be paid at the end of a three-year period, being the end of the year 2008. No interest is being charged by Nutreco. The nominal value of this loan amounts to EUR 13.6 million and has been discounted with a rate of 3.7%, resulting in the above amount of EUR 12.9 million (2005: 12.7 million). This loan is guaranteed by Cebeco Groep B.V.

The loans to customers are mainly related to the sale of feed; interest is being charged based on normal business conditions.

(17) Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following balance sheet items:

(EUR x million)	2006		2005	
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment	5.0	-18.8	2.5	-22.8
Intangible assets	25.4	-1.5	34.3	-0.9
Financial assets	-	-4.7	3.1	-5.9
Inventories	0.3	-0.6	9.2	-0.8
Biological assets	0.1	-1.1	-	-0.1
Trade and other receivables	7.6	-0.1	5.3	-10.9
Employee benefits	0.6	-	0.3	-1.4
Provisions	1.8	-19.1	-	-13.2
Trade and other payables	2.2	-3.5	4.5	-9.6
	43.0	**-49.4**	**59.2**	**-65.6**
		-6.4		**-6.4**
Effect net operating losses				
Tax loss carried forward		40.1	-	48.4
Netting net operating losses		9.8	-	0.3
Net deferred tax assets/liabilities		**43.5**	-	**42.3**
Deferred tax assets presented under non-current assets		45.5	-	52.2
Deferred tax liabilities presented under non- current liabilities		-2.0	-	-9.9
Net deferred tax assets/liabilities		**43.5**	-	**42.3**

The changes in deferred tax assets and liabilities in 2006 have been caused mainly by the consequences of the divestment of Marine Harvest.

The movements of the net deferred tax are as follows:

(EUR x million)	2006	2005
As at 1 January	**42.3**	**24.4**
Recognised in income statement	11.4	-3.3
Recognised in equity	0.9	1.6
Divestments	-0.2	20.6
Acquisitions	-1.5	-
Effect of movement in foreign exchange	-1.0	-0.3
Other	-8.4	-0.7
As at 31 December	**43.5**	**42.3**

Non-capitalised unused net operating loss

The total non-capitalised net operating loss is EUR 79.4 million for the financial year 2006 (2005: EUR 62.7 million).

	2006			2005		
Expiration	**< 5 years**	**5-10 years**	**> 10 years**	**< 5 years**	**5-10 years**	**> 10 years**
Net operating loss	2.6	40.4	36.4	6.9	43.3	12.5

Deferred tax assets have not been recognised in respect of these items because – based upon the level of historical taxable income and projections for future taxable income – management believes that it is more likely than not that no future tax profit will be available against which the benefits can be utilised.

In 2006 EUR 4.9 million of previously unrecognised tax losses were recognised as a result of the sale of Marine Harvest. EUR 21.5 million of the tax loss 2006 was not recognised due to loss carry-over legislation.

Movements in recognised deferred taxation during the year

	Balance 1 January 2005	Recognised in income statement	Recognised in equity	Acquired business combinations	Included in disposal	Effect of mvt in foreign exchange	Other	Balance 31 December 2005	Recognised in income statement	Recognised in equity	Acquired business combinations	Included in disposal	Effect of mvt in foreign exchange	Other[1]	Balance 31 December 2006
Property, plant and equipment	-0.1	-17.7			-2.5	-		-20.3	8.1		-2.1		0.5		-13.8
Intangible assets	1.8	16.1			15.5	-		33.4	-8.5		-0.2		-0.8		23.9
Financial assets	-5.8	-0.7	1.6		2.7	0.1	-0.7	-2.8	-0.3	-1.7			0.1		-4.7
Inventories	1.9	3.9			2.6	-		8.4	-8.5				-0.2		-0.3
Biological assets	-39.5	9.0			29.9	0.5		-0.1	-0.9				-		-1.0
Trade and other receivables	-3.4	-0.7			-1.5	-		-5.6	13.0				0.1		7.5
Employee benefits	15.2	-13.8			-2.3	-0.2		-1.1	1.7				-		0.6
Provisions	-0.5	-12.8			0.1	-		-13.2	-4.7		0.3		0.3		-17.3
Trade and other payables	-18.6	13.2			0.1	0.2		-5.1	3.7				0.1		-1.3
Tax loss carry-forwards	68.0	0.4			-19.2	-0.8		48.4	-1.7	2.6	0.5	-0.2	-1.1	-8.4	40.1
Netting net operating losses	5.3	-0.1			-4.8	-0.1		0.3	9.5				-		9.8
Differences tax rate	0.1	-0.1			-	-			-				-		-
Total	**24.4**	**-3.3**	**1.6**	**0**	**20.6**	**-0.3**	**-0.7**	**42.3**	**11.4**	**0.9**	**-1.5**	**-0.2**	**-1.0**	**-8.4**	**43.5**

Income tax receivables and income tax liabilities

The income tax receivables of EUR 15.8 million (2005: EUR 7.7 million) represent the amount of income taxes recoverable in respect of current and prior periods that exceeds payment. The income tax liabilities amount to EUR 18.5 million in 2006 (2005: EUR 22.9 million). Income tax receivables and liabilities have been offset in cases where there is a legally enforceable right to set off current tax assets against current tax liabilities and when the intention exists to settle on a net basis or to realise the receivable and liability simultaneously.

(18) Inventories

(EUR x million)	2006	2005
Raw materials	136.6	105.6
Finished products	52.2	45.8
Total	**188.8**	**151.4**

There are no inventories pledged as security for liabilities.

[1] Tax provision utilised in deferred tax instead of current tax

(19) Biological assets

Biological assets are stated at fair value less estimated point-of-sale costs, with any resulting gain or loss recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, excluding costs necessary to get the assets to market.

For a small part of the biological assets, the fair value cannot be estimated with sufficient certainty and is therefore valued at cost less impairment charges. This relates to breeding eggs and parent stock.

(EUR x million)	2006	2005
As at 1 January	**52.6**	**301.6**
Expenses capitalised	415.0	604.8
Decrease due to harvest and sales	-410.3	-607.9
Change in fair value less estimated point-of-costs	-1.3	8.6
Acquisitions through business combinations	0.1	8.3
Deconsolidations	-0.8	-268.2
Transfer assets classified as held for sale	-8.6	-
Effect of movement in foreign exchange differences	-0.2	5.4
As at 31 December	**46.5**	**52.6**

As at 31 December 2006 biological assets mainly comprise poultry and pigs in Spain (EUR 45.4 million; 2005: EUR 45.8 million).

There are no biological assets pledged as security of liabilities.

(20) Financial assets

In February 2006 Marine Harvest repaid the subordinated shareholders' loan to Nutreco. This loan, amounting to EUR 155.9 million as at 31 December 2005, was granted on 29 April 2005.

(21) Trade and other receivables

(EUR x million)	2006	2005
Trade receivables – third parties	389.6	324.0
Trade receivables – related parties	-	32.1
Trade receivables	**389.6**	**356.1**
Prepayments	6.6	10.8
Fair value foreign exchange derivatives	1.8	3.4
Fair value cross-currency interest rate derivatives	-	3.5
Other receivables	38.8	33.6
Total trade and other receivables	**436.8**	**407.4**

Trade receivables are shown net of impairment losses amounting to EUR 46.1 million (2005: EUR 65.5 million). In 2006 EUR 1.0 million of impairment losses were recognised in the income statement (2005: EUR 6.1 million).

(22) Cash and cash equivalents

(EUR x million)	2006	2005
Deposits	445.8	33.1
Bank accounts	117.8	55.0
Transit/checks	14.7	1.9
In hand	0.4	0.1
Cash and cash equivalents	**578.7**	**90.1**
Bank overdrafts	-82.8	-36.5
Cash and cash equivalents in the cash flow statement	**495.9**	**53.6**

Cash and cash equivalents are at Nutreco's free disposal.

(23) Equity attributable to the equity holders of the parent

Treasury shares

In 2006 the Company (re)purchased 3,085,789 shares for a total amount of EUR 148,322 (x thousand). The shares are held in treasury for delivery upon exercise of share-based payments, liabilities arising from the employee share participation scheme and payment of (interim) stock dividend.

The treasury shares are accounted for as a reduction of the equity attributable to the equity holders of the parent. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the market value at the time treasury shares are issued is recorded in share premium.

The movements in the treasury shares can be summarised as follows:

(EUR x thousand)	2006		2005	
	Number of shares	Amount	Number of shares	Amount
As at 1 January	**341,091**	**5,150**	**401,715**	**6,369**
Options exercised	-1,297,981	-51,581	-32,405	-458
Employee share participation scheme	-9,822	-148	-28,219	-761
Repurchase	3,085,789	148,322	-	-
(Interim) stock dividend	-791,701	-37,495	-	-
Performance shares	-365,000	-18,494	-	-
As at 31 December	**962,376**	**45,754**	**341,091**	**5,150**

Dividends

In August 2006, the Company already distributed an interim dividend of EUR 0.30 per ordinary share. On 31 August 2006, the Extraordinary General Meeting of Shareholders approved the proposal of the Board to pay a superdividend of EUR 9.00 in cash per ordinary share. On 8 September 2006, the superdividend was paid out of the retained earnings.

After the balance sheet date the following dividends were proposed by the Board. The dividends have not been provided for and income tax consequences are not recognised as a liability.

The proposed dividend per ordinary share amounts to EUR 1.60 (2005: EUR 1.52). The total dividend for 2006 amounts to EUR 10.60. The final dividend of EUR 1.30 (2005: EUR 1.32) may be distributed in shares or in cash at the shareholder's option. Shareholders wishing to receive the dividend in ordinary shares have from 1 May 2007 until close of trading on Euronext on 15 May 2007 to make their choice known.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intercompany loans with a permanent nature and liabilities that hedge the net investments in a foreign subsidiary. Per 31 December the translation reserve amounts to EUR 8.1 million (31 December 2005: EUR 39.0 million). From the total translation reserve per 31 December 2005, EUR 20.1 million was related to Marine Harvest.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Per 31 December the hedging reserve amounts to EUR -3.3 million (31 December 2005: EUR -0.1 million).

(24) Interest-bearing loans and borrowings

The specification of total interest-bearing loans and borrowings is as follows:

(EUR x million)	2006	2005
Interest-bearing loans and borrowings (non-current)	249.8	276.0
Interest-bearing loans and borrowings (current)	92.3	164.9
Total	**342.1**	**440.9**

The specification of interest-bearing loans and borrowings (non-current) is as follows:

(EUR x million)	2006	2005
Interest-bearing loans and borrowings (non-current)		
Syndicated loans	27.7	24.5
Private placement	152.6	170.3
Financial lease liabilities	0.1	0.2
Cumulative preference shares	68.1	68.1
Long-term bank loans	0.7	10.5
Other long-term loans	0.6	2.4
	249.8	**276.0**
Breakdown of interest-bearing loans and borrowings (non-current) by currency		
US dollar	152.6	170.3
British pounds	11.8	4.0
Canadian dollar	13.0	21.4
Euro[1]	69.0	68.1
Other currencies	3.4	12.2
	249.8	**276.0**

[1] The EUR interest-bearing debt includes the cumulative preference shares.

In March 2005, Nutreco issued a five-year committed revolving credit facility of EUR 550 million with an international syndicate of banks. The credit facility may be used for loans and guarantees in various currencies.

The financial covenants of the syndicated loan facility are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on a 12-month rolling basis. The interest rates are based on Euribor or Libor of the optional currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA.

In May 2004, Nutreco issued senior notes in a private placement in the United States of America for a total amount of USD 204.0 million. The senior notes consist of three tranches of USD 46.0 million, USD 80.0 million and USD 78.0 million with maturities of five, seven and ten years respectively. The financial covenants of the private placement are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on a 12-month rolling basis. Interest rates are fixed for the life of the facility.

During 2006, Nutreco remained well within the financial covenants agreed upon with both the syndicated loan facility and the private placement.

Prior to the Initial Public Offering in 1997, Nutreco issued cumulative preference shares (EUR 68.1 million), which under IFRS classify as interest-bearing debt. Under the agreement between Nutreco and the holders of the cumulative preference shares, the latter receive a fixed annual dividend of 6.66%, which will be reset in December 2010.

In addition to the syndicated loan, the private placement and the cumulative preference shares, credit facilities of EUR 263.3 million (2005: EUR 260.8 million) are available to Nutreco. Of the total facilities of EUR 1,037 million, an amount of EUR 300.2 million had been used as at year-end 2006 (2005: EUR 1,052 and EUR 445.3 million, respectively).

Nutreco has agreed fixed interest rates for a total amount of USD 204 million of the private placement, for periods of five, seven and ten years. Three cross-currency interest rate swaps, with a fixed interest, have been contracted to swap interest and future repayment liabilities of USD 14.9 million to AUD, USD 53.7 million to NOK and USD 60.4 million to EUR, which terminate in 2009, 2011 and 2014 respectively. With the private placement and these derivatives, 88% of the interest on Nutreco's long-term loans has been fixed (66% as at 31 December 2005).

The average fixed interest rate on the interest-bearing debt as at 31 December 2006 is 5.23% (2005: 5.19%) and the average variable interest rate on the interest-bearing debt as at 31 December 2006 is 4.61% (2005: 3.42%). The interest rates of the major currencies are ranging from 0.88% to 6.64% (2005: 0.80% to 6.64%) depending on the currency of the debt.

(EUR x million)	**2006**	**2005**
Interest-bearing loans and borrowings (current)		
Bank overdrafts	82.8	36.5
Amortisation refinancing costs	-0.7	-0.7
Short-term loans	10.2	12.5
Current portion of syndicated loans	-	116.5
Current portion of long-term bank loans	-	0.1
Total	**92.3**	**164.9**

Terms and debt repayment schedule

Terms and conditions of outstanding loans are as follows:

(EUR x million)				2006		2005	
	Currency	Nominal interest rate as at 31 December 2006	Year of maturity	Fair value	Carrying amount	Fair value	Carrying amount
Syndicated loan	CAD	4.63%	2010	12.8	12.8	43.1	43.1
Syndicated loan	GBP	5.63%	2010	11.8	11.8	29.0	29.0
Syndicated loan	YEN	0.88%	2010	3.1	3.1	6.2	6.2
Syndicated loan	NOK	-	2010	-	-	62.7	62.7
Private placement	USD	3.92%	2009	33.8	34.4	36.3	38.4
Private placement	USD	4.53%	2011	59.3	59.8	63.0	66.8
Private placement	USD	5.12%	2014	55.2	58.4	61.4	65.1
Cumulative preference shares	EUR	6.66%	2010	71.1	68.1	69.2	68.1
Financial lease liabilities	CAD	3.90-7.09%	2007-2010	0.1	0.1	0.2	0.2
Long-term bank loan	EUR	0.00%	2016	0.2	0.3	1.1	1.1
Long-term bank loan	INR	9.50%	2007	0.3	0.3	-	-
Long-term bank loan	CAD	0.00%	2011	0.1	0.1	5.3	5.3
Long-term bank loan	CNY	-	2006	-	-	4.2	4.2
Other long-term loan	EUR	0.00%	2013	0.3	0.4	0.3	0.3
Other long-term loan	EUR	6.00%	2011	0.2	0.2	0.1	0.1
Other long-term loan	CAD	-	-	-	-	1.9	1.9
Other long-term loan	EUR	-	-	-	-	0.1	0.1
Short-term bank loan	HUF	8.80%	2007	3.6	3.6	3.6	3.6
Short-term bank loan	PLN	-	-	-	-	4.9	4.9
Short-term bank loan	YEN	1.28%	2007	3.1	3.1	3.7	3.7
Short-term bank loan	EUR	4.00%	2007	0.5	0.5	0.3	0.3
Short-term bank loan	BRL	16.80%	2007	0.1	0.1	-	-
Short-term bank loan	CNY	5.02%	2007	2.9	2.9	-	-
MXN loan	MXN	7.50%	2007	2.7	2.7	3.2	3.2
Classified as part of cash pools	EUR	3.64%	2007	69.5	69.5	21.4	21.4
Other bank facility	EUR	4.39%	2007	10.6	10.6	11.9	11.9
Amortisation refinancing costs				-0.7	-0.7	-0.7	-0.7
				340.6	**342.1**	**432.4**	**440.9**

Securities

All credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Loan agreements relating to the facilities contain negative pledge and pari passu clauses.

Financial lease obligations

Under the terms of the lease agreements, no contingent rents are payable. Financial lease obligations consist of obligations between a period of one and five years for an amount of EUR 0.1 million (2005: EUR 0.2 million).

(25) Employee benefits

Employee benefits

The components of the employee benefits for the financial year to 31 December 2006 and for the financial year to 31 December 2005 are shown in the following table:

(EUR x million)	2006	2005
Present value of (un)funded obligations	105.8	78.2
Fair value of plan assets	-80.1	-52.6
Present value of net obligations	**25.7**	**25.6**
Unrecognised actuarial gains and losses	-8.8	-11.6
Recognised liability for defined benefit obligations	**16.9**	**14.0**
Liability for defined contribution obligations	2.4	9.0
Liability for long-term service obligations	2.5	2.3
Liability for long-term award obligations	-	1.3
Other employee benefits	19.3	16.7
Total employee benefits	**41.1**	**43.3**
Non-current employee benefits	*21.2*	*26.0*
Current employee benefits	*19.9*	*17.3*

As at 31 December 2006, Nutreco has defined benefit plans in the following countries: Germany, Italy, France, Belgium, the UK, Ireland, Norway and the Netherlands (Sloten only).

Plan assets

The plan assets consist of the following:

(EUR x million)	2006	2005
Government bonds	44.0	12.2
Equity securities	34.0	38.3
Insurance	1.0	1.2
Real estate	0.9	0.7
Deposits	0.2	0.2
	80.1	**52.6**

Movement in the liability for defined benefit obligations

The funded status of the pension plan and the amounts recognised as a company liability at 31 December 2006 and 31 December 2005 are shown in the following table:

(EUR x million)	2006	2005
Liability for defined benefit obligations at 1 January	**78.2**	**141.4**
Current service costs and interest	6.2	6.4
Plan curtailments and settlement	-2.2	-91.7
Acquisitions	24.1	-
Actuarial gains and losses	-1.6	18.1
Exchange rate changes	1.1	4.0
Liability for defined benefit obligations at 31 December	**105.8**	**78.2**

Movement in plan assets

(EUR x million)	2006	2005
Fair value of plan assets at 1 January	**52.6**	**84.2**
Expected return on plan assets	3.6	4.5
Contributions paid into the plan	1.5	4.7
Acquisitions/divestments	24.0	-
Plan settlements	-1.0	-42.6
Benefits, expenses, taxes and premiums paid	-2.6	-2.9
Actuarial gains and losses	1.2	2.2
Exchange rate changes	0.8	2.5
Fair value of plan assets at 31 December	**80.1**	**52.6**

Expenses and income recognised in the income statement

(EUR x million)	2006	2005
Expenses recognised in the income statement		
Current service costs	1.5	4.7
Interest on obligation	4.1	5.1
Amortisation of net loss	0.3	-
Settlement loss recognised	0.3	-
Expected return on plan assets	-3.6	-4.5
Expenses related to defined benefit obligations	**2.6**	**5.3**
Expense related to defined contributions obligations	11.1	17.9
Expense arising from long-term service obligations	0.2	-0.1
Expense arising from long-term award obligations	1.1	0.8
Expense arising from performance options	0.6	0.7
Expense arising from performance shares	2.1	1.5
Other expenses	**15.1**	**20.8**
Total expenses recognised in the income statement	**17.7**	**26.1**
Income recognised in the income statement		
Closing defined benefit obligations in the United Kingdom	-	-6.3
Closing defined benefit obligations in Norway	-0.6	-3.1
Closing defined benefit obligations in Ireland	-0.4	-
Release arising from divestment TN France	-0.6	-
Release Dutch early retirement fund	-3.3	-
Total income recognised in the income statement	**-4.9**	**-9.4**
Total expenses and income recognised in the income statement	**12.8**	**16.7**

The expenses and income are recognised in personnel cost in the income statement.

The pension benefit of EUR 4.9 million in 2006 primarily relates to the release of an early retirement fund of EUR 3.3 million as a consequence of new government regulations in the Netherlands ('levensloopregeling'), which are implemented in 2006. In 2005 Nutreco had a pension benefit of EUR 9.4 million primarily because of a large curtailment and settlement gain in Norway and the United Kingdom. This benefit resulted from the closure of the defined benefit plans in the United Kingdom as at 30 June 2005 and the closure of the majority of defined benefit plans in Norway as at 31 December 2005. In both countries, Nutreco has changed the pension plans into defined contribution plans.

Actuarial assumptions

The principal financial assumptions used on 31 December 2006 and 31 December 2005 are shown in the table below:

(%)	31 December 2006	31 December 2005
Discount rate	4.88	4.54
Long-term rate of return on assets	5.56	6.18
Salary increases	2.50	3.64
Pension increases	2.63	2.68
Inflation (RPI)	2.63	2.68

Historical information of experience gains and losses

(EUR x million)	2006
Difference between actual and expected return on assets	1.2
Percentage of plan assets (end of year)	1.45%
Experience gains and losses in plan liabilities	2.4
Percentage of present value of plan liabilities (end of year)	2.23%

Share-based payments

Options

The Company had a share option plan effective as of 11 March 1998 on the basis of which options were granted until 2003 included. As from 2004, a performance options plan was introduced (see below). Share options were granted each year to a maximum of 500,000 ordinary shares. Grants of the share options were based on the extent to which the Company achieved its financial objectives. The Supervisory Board had discretionary powers to decide on the award of share option rights to a group of managers and executives and on the implementation of the employee share participation scheme.

Each option entitled the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results.

With effect from 2001, the Company made a few changes to the regulations pertaining to the options granted since 2001. The exercise period was extended from five to seven years. From the benefits of options exercised in the first year, 60% will be for the account of Nutreco, 40% in the second year and 20% in the third year. From the fourth year, the full benefit from options exercised goes to the employee, if still employed by Nutreco.

Performance options

Performance options are share options awarded to members of the Executive Board, the Management Committee and to a limited group of senior managers. These performance options are not vested until three years after awarding, depending on whether the same targets as mentioned under performance shares have been met.

Performance shares

Performance shares are granted by the Supervisory Board without financial consideration and are part of the long-term incentive plan designed for the (former) Executive Board and members of the Management Committee, in place as from the year 2004.

Accelerated vesting 2006

On 6 March 2006 the shares in Marine Harvest N.V. were sold to Geveran Trading Co. Ltd. for a total consideration of EUR 1,175 million Geveran Trading Co. Ltd. assigned the agreement to Pan Fish ASA. On 28 March 2006 Nutreco received the full purchase price of its 75% participation in Marine Harvest N.V., being EUR 881 million. Following clearance given by the relevant competition authorities, the shares in Marine Harvest N.V. were transferred to Pan Fish ASA on 29 December 2006.

As a result of this sale it was concluded that the Company would change significantly, since the Company and Marine Harvest would furthe develop independently from each other. For Marine Harvest employees participating in the Nutreco long-term incentive plan and the long-term award plan for senior management, it would no longer be meaningful and it could even potentially lead to conflict of interests if the incentive plan based on the Company's performance would be maintained. For this reason, a proposal to the Supervisory Board was adopted to accelerate the vesting of the existing 2004 and 2005 performance shares and performance options and of the long-term award plan in accordance with the plan regulations and to terminate the long-term incentive plan effective 2006 subject to a number of conditions. The conditions of the accelerated vesting were as follows: (i) the date of vesting was 6 March 2006, being the date of the agreement concerning the sale of Marine Harvest N.V., (ii) the exercise price was the closing price of the Nutreco share on 6 March 2006, i.e. EUR 47.49, (iii) the Total Shareholders' Return (TSR) on that same date as calculated by an external remunerations consultant resulted in a fifth position in the peer group for the 2004 grant of performance shares and options and a 100% vesting and the TSR performance for the 2005 grant of performance shares and options resulted in a first position in the peer group and a 150% vesting, and (iv) a five-year lockup starting on 6 March 2006 would apply for Executive Board members with an allowance to sell shares in order to satisfy taxes applying to such performance shares.

Interim plan 2006

A proposal to put in place an interim long-term incentive plan for the Executive Board only for the year 2006 was also adopted at the Annu General Meeting of Shareholders of 18 May 2006. For the year 2006, the same number of performance shares as in 2004 and 2005 was granted, subject to the following conditions: (i) a number of performance targets were agreed with the Supervisory Board relating to the finalisation of the 'Rebalancing for Growth' strategy and the development of a new strategy, (ii) vesting would be subject to continued employment for at least two years, (iii) a lockup applies for a period of five years from the date of vesting with an allowance to sell shares in order to satisfy taxes with regard to such shares, and (iv) the shares would qualify for dividends over the year 2006 and following. The Supervisory Board will report on the eventual vesting at the Annual General Meeting of Shareholders of 2008. No performance share options were granted.

The following shares were granted in 2006:

W. Dekker	30,000
C.J.M. van Rijn	20,000
J.B. Steinemann	20,000
Total shares Executive Board	**70,000**

Movements in the options and shares of the (former) members of the Executive Board

The movements in the options and shares of the (former) members of the Executive Board can be summarised as follows:

	Granted	Vesting	Expiration	As of 1 January 2006	Granted	Additional vesting 150%	Exercised	Forfeited/ other changes	As of 31 December 2006	Exercise price (EUR)
W. Dekker										
Options	2001	-	2008	20,000	-		20,000	-	-	48.20
	2002	-	2009	20,000	-		20,000	-	-	35.93
	2003	-	2010	20,000	-		20,000	-	-	12.23
Performance options[1]	2004	2007	early vesting	11,250	-		11,250	-	-	25.31
	2005	2008	early vesting	11,250	-	5,625	16,875	-	-	24.05
Performance shares[2]	2004	2007	early vesting	30,000	-		30,000	-	-	-
	2005	2008	early vesting	30,000	-	15,000	45,000	-	-	-
Shares[3]	2006	2008			30,000				30,000	
C.J.M. van Rijn										
Options	2002	-	2009	15,000	-		15,000	-	-	35.93
	2003	-	2010	15,000	-		15,000	-	-	12.23
Performance options[1]	2004	2007	early vesting	7,500	-		7,500	-	-	25.31
	2005	2008	early vesting	7,500	-	3,750	11,250	-	-	24.05
Performance shares[2]	2004	2007	early vesting	20,000	-		20,000	-	-	-
	2005	2008	early vesting	20,000	-	10,000	30,000	-	-	-
Shares[3]	2006	2008			20,000				20,000	

1 Performance options have been exercised and the resulting shares have been sold upon approval by the AGM.

2 Performance shares are restricted until 2011. Part of these were sold to satisfy taxes. Shares are entitled to dividend and the dividend is freely available.

3 Vesting of the 2006 shares will take place in 2008, after which the shares are restricted until 2013. The shares are entitled to dividend and the dividend is restricted until 2008.

	Granted	Vesting	Expiration	As of 1 January 2006	Granted	Additional vesting 150%	Exercised	Forfeited/ other changes	As of 31 December 2006	Exercise price (EUR)
J.C.A. den Bieman[1]										
Options	2001	-	2008	15,000	-		15,000		-	48.20
	2002	-	2009	15,000	-		15,000	-	-	35.93
	2003	-	2010	15,000	-		15,000	-	-	12.23
Performance options[2]	2004	2007	early vesting	7,500	-		7,500	-	-	25.31
	2005	2008	early vesting	7,500	-	3,750	11,250	-	-	24.05
Performance shares[3]	2004	2007	early vesting	20,000	-		20,000	-	-	-
	2005	2008	early vesting	20,000	-	10,000	30,000	-	-	-
J.B. Steinemann										
Options	2001	-	2008	5,000	-		5,000		-	48.20
	2002	-	2009	10,000	-		10,000	-	-	35.93
	2003	-	2010	15,000	-		15,000	-	-	12.23
Performance options[2]	2004	2007	early vesting	7,500	-		7,500	-	-	25.31
	2005	2008	early vesting	7,500	-	3,750	11,250	-	-	24.05
Performance shares[3]	2004	2007	early vesting	20,000	-		20,000	-	-	-
	2005	2008	early vesting	20,000	-	10,000	30,000	-	-	-
Shares[4]	2006	2008			20,000				20,000	

Movements in the options and shares of other (former) employees

The movements in the options and shares of other (former) employees may be summarised as follows:

	Granted	Vesting	Expiration	As of 1 January 2006	Granted	Additional vesting 150%	Exercised	Forfeited/ other changes	As of 31 December 2006	Exercise price (EUR)
Options	2001	-	2008	251,822	-		163,510	9,400	78,912	48.20
	2002	-	2009	295,426	-		277,081	1,050	17,295	35.93
	2003	-	2010	272,715	-		255,015	-	17,700	12.23
Performance options[2]	2004	2007	early vesting	152,000	-		149,000	3,000	-	25.31
	2005	2008	early vesting	144,000	-	68,000	204,000	8,000	-	24.05
Performance shares[5]	2004	2007	early vesting	35,000	-		28,000	7,000	-	-
	2005	2008	early vesting	28,000	-	14,000	42,000	-	-	-
Total options outstanding									**113,907**	

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another. The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with Rabobank during a period of three years. During this period, these shares cannot be sold or transferred.

[1] Member Executive Board until 29 April 2005

[2] Performance options have been exercised and the resulting shares have been sold upon approval by the AGM.

[3] Performance shares are restricted until 2011. Part of these were sold to satisfy taxes. Shares are entitled to dividend and the dividend is freely available.

[4] Vesting of the 2006 shares will take place in 2008, after which the shares are restricted until 2013. The shares are entitled to dividend and the dividend is restricted until 2008.

[5] Performance shares have been exercised and the resulting shares have been sold upon approval by the AGM.

In February 2006, the Supervisory Board decided that the 2005 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 9,822 (including bonus) shares during 2006 (2005: 28,219).

Remuneration of members of the Executive Board and of the Supervisory Board

Remuneration for the (former) members of the Executive Board

(EUR)	Salary costs	Bonus	Pension costs	Total 2006	Total 2005
W. Dekker	540,418	376,292	56,294	973,004	960,147
C.J.M. van Rijn	383,547	215,971	73,102	672,620	666,519
J.C.A. den Bieman[1]	-	-	-	-	229,367
J.B. Steinemann	409,730	230,913	42,716	683,359	676,815
	1,333,695	**823,176**	**172,112**	**2,328,983**	**2,532,848**

In connection with the termination of their employment with Nutreco, their transfer to the Marine Harvest joint venture and the sale of Marine Harvest to Geveran Trading, the total remuneration paid to former members of the Executive Board of Nutreco, including back service, amounted to EUR 3.2 million.

Other remuneration

The table below summarises the income statement charges for share options 2004 and 2005, performance shares 2004 and 2005 and shares 2006:

(EUR)	2006	2005
W. Dekker	1,094,088	428,988
C.J.M. van Rijn	729,392	285,992
J.C.A. den Bieman[1]	422,725	285,992
J.B. Steinemann	729,392	285,992
	2,975,597	**1,286,964**

Of the amount of EUR 3.0 million, an amount of EUR 2.6 million has been recognised in the 2006 income statement as personnel costs, whereas an amount of EUR 0.4 million has been recognised in the gain on the sale of Marine Harvest.

Nutreco considers the (former) members of the Executive Board as key management as defined under IFRS.

Remuneration for the members of the Supervisory Board

(EUR)	Board remuneration	Committee remuneration	Total 2006	Total 2005
R. Zwartendijk	43,500	5,000	48,500	46,000
Y. Barbieux	31,500	5,000	36,500	35,000
L.J.A.M. Ligthart	31,500	20,000	51,500	50,000
J.M. de Jong	31,500	7,500	39,000	37,500
S. Rennemo	-	-	-	16,875
J. Vink	31,500	7,500	39,000	22,500
	169,500	**45,000**	**214,500**	**207,875**

[1] Member Executive Board until 29 April 2005

Shares owned by the Supervisory Board and by Executive Board

Members of the Executive Board are shareholders of the Company. As at 31 December 2006, they jointly held 14,773 ordinary shares (2005: 12,433), 13,451 (2005: 11,051) of which were held by Mr W. Dekker, 1,302 (2005: 0) by Mr J.B. Steinemann and 20 (2005: 1,382) by Mr C. van Rijn. In addition, the Executive Board held 97,618 shares for which a lock-up restriction applies, 38,500 of which were held by Mr W. Dekker, 33,315 by Mr J.B. Steinemann and 25,803 by Mr C. van Rijn. The Executive Board members also own 70,388 restricted shares 2006 (including stock dividend), 30,166 of which are held by Mr W. Dekker, 20,111 by Mr J.B. Steinemann and 20,111 by Mr C. van Rijn. Vesting of these shares will take place in 2008. One Supervisory Board member, Mr Y. Barbieux, held 455 shares (2005: 441).

(26) Provisions

The changes can be specified as follows:

(EUR x million)	Restructuring	Claims	Guarantees	Total
As at 1 January 2006	**0.8**	**7.2**	**0.3**	**8.3**
Additions charged	22.4	11.9	0.2	34.5
Release	-4.0	-1.2	-	-5.2
Utilised	-6.0	-4.7	-	-10.7
As at 31 December 2006	**13.2**	**13.2**	**0.5**	**26.9**
Non-current	3.0	12.6	0.4	16.0
Current	10.2	0.6	0.1	10.9

Restructuring

The addition in 2006 to the provision for restructuring amounting to EUR 22.4 million mainly relates to the restructuring of the premix activities in France, the reorganisation of the compound feed activities in the Benelux and the restructuring of the trading activity of broiler chickens, which has a strong link with the Hendrix compound feed activities in the Benelux countries.

The provision for restructuring as at 31 December 2006 mainly consists of the remaining part of the provision for restructuring of the premix activities in France (EUR 5.8 million) and of the restructuring of the Hendrix compound feed activities in the Benelux (EUR 6.8 million).

Claims

A number of claims are pending against Nutreco Holding N.V. and certain of its group companies. These claims were issued by suppliers, customers and consumers. Part of these claims was provided for in previous years.

While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated financial position. To the extent management has been able to estimate the expected outcome of these claims, a provision has been recorded as at 31 December 2006.

The major part of the provision for claims as at 31 December 2006 consists of exposures from several customers of Nutreco which relate to discussions about feed quality.

Most claims are expected to be completed within two years from the balance sheet date.

Guarantees

The provision for guarantees as at 31 December 2006 relates to bank guarantees issued by Nutreco for loans extended by third parties to group customers.

(27) Trade and other payables

(EUR x million)	2006	2005
Trade creditors – third parties	426.2	403.1
Trade creditors – related parties	-	4.6
Taxes and social security contributions	12.0	6.1
Other liabilities	82.2	87.4
Deferred income and accrued expenses	71.1	42.6
Fair value interest rate derivates	-	0.1
Fair value cross-currency interest rate derivates	10.6	3.7
Fair value foreign exchange deals trade creditors	2.4	1.0
Total	**604.5**	**548.6**

(28) Financial instruments and risk management

Interest rate risks

It is Nutreco's long-term policy to manage its interest rate risk exposure by fixing 50-70% of interest rates of interest-bearing debt. At balance sheet date 88% (31 December 2005: 66%) of the total interest-bearing debt is fixed. As only debt with floating interest rates has been repaid, the part of total debt with fixed interest rates has increased relatively.

Any short-term debt is at floating interest rates. For each of the three tranches of the private placement, a fixed interest rate has been contracted.

Nutreco has defined a cash flow hedge relation for the USD/EUR cross-currency interest rate swap. The fair value of this swap at balance sheet date was EUR -3.6 million (2005: EUR 3.4 million). This amount has been recognised as fair value derivatives.

Effective interest rate and repricing analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the period in which they reprice:

2006	Effective interest rate	Total amount	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Syndicated loan							
GBP floating loan	5.63%	-11.8	-11.8				
CAD floating loan	4.63%	-12.8	-12.8				
YEN floating loan	0.88%	-3.1	-3.1				
		-27.7					
Private placements							
USD fixed loan	3.92%	-34.4				-34.4	
USD fixed loan	4.53%	-59.8				-59.8	
USD fixed loan	5.12%	-45.8					
Effect of cross-currency swap USD/EUR	-1.14%						-45.8
USD fixed loan	5.12%	-12.6					-12.6
		-152.6					

(continued from previous page)	Effective interest rate	Total amount	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Cumulative preference shares	6.66%	**-68.1**				-68.1	
Financial lease obligations	3.90-7.09%	**-0.1**			-0.1		
Bank loans							
EUR bank loan	0.00%	-0.3					-0.3
INR bank loan	9.50%	-0.3	-0.3				
CAD bank loan	0.00%	-0.1				-0.1	
		-0.7					
Other loans							
EUR loan	0.00%	-0.4					-0.4
EUR loan	6.00%	-0.2				-0.2	
		-0.6					
Short-term bank loans							
HUF bank loan	8.80%	-3.6		-3.6			
YEN bank loan	1.28%	-3.1	-3.1				
CNY bank loan	5.02%	-2.9	-2.9				
EUR bank loan	4.00%	-0.5	-0.5				
BRL bank loan	16.80%	-0.1	-0.1				
		-10.2					
Bank overdraft							
MXN loan	7.50%	-2.7	-2.7				
Classified as part of cash pools	3.64%	-69.5	-69.5				
Other bank overdraft	4.39%	-10.6	-10.6				
		-82.8					
Cash and cash equivalents							
EUR deposit	3.65%	70.2	70.2				
EUR deposit	3.60%	45.0	45.0				
EUR deposit	3.65%	5.0	5.0				
EUR deposit	3.62%	150.8	150.8				
EUR deposit	3.60%	150.8	150.8				
EUR deposit	3.53%	0.5	0.5				
EUR deposit	3.58%	15.0	15.0				
NOK deposit	3.90%	8.5	8.5				
Classified as part of cash pools	3.64%	69.5	69.5				
Other cash and cash equivalents	3.39%	63.4	63.4				
		578.7					
Amortisation refinancing costs		**0.7**	0.7				
Total net cash position		**236.6**	**462.0**	**-3.6**	**-0.1**	**-162.6**	**-59.1**

	Effective interest rate	Total amount	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Effect of financial derivatives (recognised in translation reserve)							
Effect of cross-currency swap USD/AUD	2.72%	11.3				11.3	
Effect of cross-currency swap USD/NOK	0.66%	40.8				40.8	

Foreign currency transaction risk

Nutreco's hedging policy aims to mitigate risks from foreign currency transactions. In the business sector of animal nutrition and fish feed, price changes as a result of foreign currency movements generally can, with a certain delay, be passed through to customers. In some markets, sales contracts include price clauses to cover foreign currency movements. Most of the foreign currency purchases are denominated in USD, while sales primarily in the currencies of Nutreco's local operations, mainly EUR and NOK. The possibility and time to pass foreign currency movements through varies per market and are regularly assessed.

Nutreco's foreign currency transaction exposure is determined by foreign currency movements that are not likely to be passed through. This exchange exposure is managed by means of financial instruments like foreign currency forward contracts and swaps as well as short-term bank balances in foreign currencies. In consistency with the average pass-through period, the average maturity of financial instruments is three months, generally with a maximum of 12 months.

Nutreco's risk management policy describes that recognised exposures, mainly consisting of working capital and other monetary items in non-functional currencies, are generally fully hedged. Not recognised exposures, like highly probable forecasted payments and receipts in non-functional currencies in the coming three months, are hedged on the basis of pass-trough possibilities and probability of occurrence.

On a monthly basis, operating companies report exposures in relation to recognised and not recognised items as well as the hedges in place for both exposures. The total hedge requirement is determined on basis of the risk management policy and together with the hedges reported to Group Treasury. The monthly report is used to determine compliance with the risk management policy and to determine requirement of additional hedges.

On 31 December 2006, the notional amount of outstanding foreign currency contracts totalled EUR 264.9 million (2005: EUR 455.1 million), mainly relating to USD, NOK and GBP. The net fair value of the outstanding foreign currency contracts amounted to EUR -0.6 million (2005: EUR 2.3 million). Changes in fair value are reported according to fair value accounting, except for currency contracts that designate and qualify for hedge accounting. At balance sheet date, foreign currency contracts with a fair value of EUR -0.3 million qualify for hedge accounting and are reported in the hedging reserve. All other outstanding foreign currency contracts are reported according to fair value accounting.

Translation exposure

Nutreco is exposed to currency translation risks of investments in foreign operations and the net income of these foreign operations. To mitigate the foreign currency exposure of foreign operations, the currency of Nutreco's external funding is matched with the required financing of foreign operations, either directly by external foreign currency loans or by using cross-currency interest rate swaps.

Nutreco has used three cross-currency interest rate swaps to swap USD 129.0 million of future repayment liabilities and associated interest payments to NOK, EUR and AUD. Nutreco has not used other financial instruments to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or non-consolidated companies.

At balance sheet date EUR 149.0 million of foreign currency borrowings, together with AUD/USD and NOK/USD cross-currency interest rate swaps, are effectively used as net investment hedge for investments in AUD, CAD, GBP, NOK, USD, MXN and YEN. Revaluation of these loans and related cross-currency interest rate swaps is reported in the translation reserve.

Commodity price risk

Nutreco is a purchaser of certain raw materials such as soya, grain, fishmeal and fish oil. Nutreco has defined policy, procedures and exposure limits according to which group companies should operate. Nutreco's risk management procedures permit the use of derivative instruments, such as forward contracts, to mitigate significant anticipated earnings fluctuations caused by commodity price volatility.

The fair value of the outstanding contracts amounts to EUR 0.8 million positive.

Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other parties fail to perform as contracted. With exception of fish feed customer Marine Harvest, the combination of Marine Harvest N.V., Pan Fish ASA and Fjord Seafood AS,

Nutreco does not have significant exposure to any individual customer or other party. To reduce exposure to credit risk, Nutreco performs ongoing credit analysis of the financial condition of its customers.

At balance sheet date a loan of EUR 12.9 million relates to the divestment of Pingo Poultry in 2005. Part of the total selling price of EUR 20.4 million has not been paid by the purchaser, but will be paid at the end of a three-year period, being the end of the year 2008. No interest is being charged by Nutreco. The nominal value of this loan amounts to EUR 13.6 million and has been discounted with a rate of 3.7%, resulting in the above amount of EUR 12.9 million (2005: EUR 12.7 million). This loan is guaranteed by Cebeco Groep B.V.

Nutreco's cash and cash equivalents are held with reputable banks that have a credit rating equal or better than Nutreco. Cash deposits over EUR 50 million are held with banks with a rating of at least AA (Standard & Poor's). Nutreco is exposed to credit-related losses in the event of non-performance by other parties to financial instruments but, given the high credit ratings, management does not expect this to happen. Provisions are formed where necessary.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by Nutreco using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that Nutreco could realise in a current market exchange or the value that ultimately will be realised by Nutreco upon maturity or disposition.

(EUR x million)	31 December 2006		31 December 2005	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Assets				
Cash and cash equivalents	578.7	578.7	90.1	90.1
Trade and other receivables	436.8	436.8	407.4	407.4
Investments in debt securities	30.8	30.8	38.7	38.7
Current financial assets	-	-	155.9	155.9
Liabilities				
Trade and other payables	-604.5	-604.5	-548.6	-548.6
Interest-bearing loans and borrowings	-342.1	-340.6	-440.9	-432.4

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, trade and other receivables and trade and other payables
The carrying amounts approximate fair value because of the short maturity of those instruments.

Investments in debt securities
For investments in debt securities, fair value is based upon the current market rates.

Interest-bearing loans and borrowings
The fair value is estimated on the basis of discounted cash flow analyses, including interest for the current year, based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements and interest rate contracts with comparable terms and maturities.

(29) Commitments and contingencies

At 31 December 2006, total non-current lease commitments amounted to EUR 22.5 million (2005: EUR 20.6 million). The annual operating lease and rental payments are as follows:

(EUR x million)	2006	2005
Commitments		
Operating lease commitments	25.3	22.4
Rental commitments	6.4	7.4
Total	**31.7**	**29.8**
Current year	9.2	9.2
Year 1	7.6	7.2
Year 2	6.3	5.2
Year 3	4.0	4.2
Year 4	2.3	2.3
Year 5	1.1	1.4
After five years	1.2	0.3
	31.7	**29.8**
Contingencies		
Capital expenditure not yet invoiced	7.9	6.5
Guarantees – not accrued	27.7	25.0
Total	**35.6**	**31.5**

In the normal course of business, certain group companies issued guarantees totalling EUR 27.7 million (2005: EUR 25.0 million), including the following guarantees. For the obligations of Nutreco Insurance N.V., a bank guarantee has been issued in favour of the insurance company for the amount of a maximum of EUR 6.0 million in relation to the retention risk for its liability and property damage insurance. As security for the defined benefit plans closed as of 1 July 2005, Nutreco has provided the Nutreco (UK) Pension Scheme with a guarantee of maximum GBP 5.2 million (2005: GBP 5.5 million). In relation to the sale of fish feed, a guarantee has been provided to the bank of certain customers for the amount of maximum EUR 2.0 million (2005: EUR 3.1 million), for which pledges have been established. In relation to growing of breeding stock, guarantees have been provided to the banks of certain suppliers for the amount of maximum EUR 5.6 million (2005: EUR 1.5 million).

(30) Related party transactions

Nutreco identifies its associates, joint ventures, Nutreco pension fund and key management as related parties. Nutreco considers the members of the Executive Board as key management (see also note (25)). The business relationship of Nutreco with its related parties mainly consisted of sales of fish feed to Marine Harvest.

Transactions between parties are subject to conditions that usually govern comparable sales and purchases with third parties.

The details are as follows:

(EUR x million)	2006	2005
Revenue to related parties	44.2	183.9
Purchase from related parties	-	18.0
Amounts owed from related parties	-	32.1
Amounts due to related parties	-	4.6
Net financing costs	0.9	5.0
Investments in debt securities	12.1	12.1

Investments in debt securities reflect the loans provided by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004 (see also note (16)).

In 2006 and 2005, no transactions with key management took place.

(31) Subsequent events

On 16 February 2007, Nutreco has entered into an agreement to purchase the animal feed blends, premix and base mix business of BASF in Poland, Italy, the United States, the United Kingdom, Mexico, Guatemala, China and Indonesia with in total 435 employees.

The closing of the transaction will be subject to the approval of regulatory and competition authorities and of the consultation with and approval from works councils and trade unions.

(32) Accounting estimates and judgements

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's judgement. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management's current judgements. The most important accounting estimates are:

- Management's estimates in respect of the testing of the goodwill and long-lived assets. Changes in assumptions and estimates used in the impairment review could cause significantly different results than those reflected in the financial statements.
- Management has made judgements about the need for provisions related to various litigation exposures.
- Judgments were also involved in assessing the need for the recognition of deferred tax assets and impairments for (trade) receivable positions.
- The determination of the fair values of biological assets.
- Management has made judgements about the fair values of the identifiable assets, liabilities and contingent liabilities in the opening balance sheets of acquired entities.
- Management has made judgements about the determination of the fair values of financial instruments, including put options on the shares of the minority shareholders.

(33) Notes to the consolidated cash flow statement

General

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as effects of movement in foreign exchange, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

Net cash from operating activities

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

Net cash used in investing activities

Cash used in the purchase of long-lived assets consists of actual amounts paid during the year.

Dividends paid

In 2006 EUR 18.6 million (2005: EUR 9.2 million) dividend was paid to the equity holders of Nutreco on normal shares. In addition, EUR 314.2 million was paid to the equity holders of Nutreco as an interim superdividend on normal shares. Dividend paid on cumulative preference shares 'A' are considered as interest under IFRS.

Sundry

Most of the movements in the cash flow statement can be reconciled to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	Working capital[1]	Employee benefits	Provisions	Interest-bearing debt
As at year-end 2005	218.7	-43.3	-8.3	-440.9
As at year-end 2006	67.6	-41.1	-26.9	-342.1
Balance sheet movement	**151.1**	**-2.2**	**18.6**	**-98.8**
Adjustments				
Effect of movement in foreign exchange	-4.5	0.2	-	18.0
Acquisition/divestment of subsidiaries	11.5	-1.5	-0.1	-7.3
Deconsolidation	-3.1	-	-	-
Classified as held for sale	-13.6	0.7	-	-
Changes in fair value	-9.8	-	-	-
Other	-173.7	-3.9	-0.1	-45.1
Change in cash flow	**-42.1**	**-6.7**	**18.4**	**-133.2**

[1] Inventories, biological assets, trade and other receivables, financial assets and trade and other payables

company balance sheet

(EUR x million)	Note	31 December 2006	31 December 2005
Financial fixed assets	(3)	**285.3**	**431.2**
Current assets			
Receivables from group companies		542.0	338.4
Current financial assets	(4)	-	155.9
Receivables from related parties		-	1.2
Cash and cash equivalents		3.4	0.6
		545.4	**496.1**
Total assets		**830.7**	**927.3**
Issued and paid-up share capital		8.1	8.3
Share premium account		224.3	332.3
Hedging reserve		-3.3	-0.1
Retained earnings		-13.2	183.9
Undistributed result		519.5	134.4
General legal reserve	(5)	8.7	39.4
Shareholders' equity		**744.1**	**698.2**
Non-current liabilities			
Long-term debt	(6)	68.1	68.1
		68.1	**68.1**
Current liabilities			
Interest-bearing loans and borrowings		1.1	-
Trade and other payables		17.4	5.1
Liability from group company		-	155.9
		18.5	**161.0**
Total liabilities		**86.6**	**229.1**
Total equity and liabilities		**830.7**	**927.3**

company income statement

(EUR x million)	Note	2006	2005
Net result from group companies		123.2	132.5
Other net income	(7)	396.3	1.9
Net result		**519.5**	**134.4**

notes to the company financial statements

Principles of valuation and income determination

(1) General

The company financial statements are part of the 2006 financial statements of Nutreco Holding N.V. With reference to the company income statement of Nutreco Holding N.V., use has been made of the exemption pursuant to section 402 of Book 2 of the Netherlands Civil Code.

(2) Principles for the measurement of assets and liabilities and the determination of the result

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its company financial statements, Nutreco Holding N.V. makes use of the option provided in section 2:362 (8) of the Netherlands Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the company financial statements of Nutreco Holding N.V. are the same as those applied for the consolidated IFRS financial statements. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method. These consolidated IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as IFRS). Please see pages 86-94 for a description of these principles.

The share in the result of participating interests consists of the share of Nutreco Holding N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between Nutreco Holding N.V. and its participating interests and mutually between participating interests themselves, are not incorporated insofar as they can be deemed to be unrealised.

(3) Financial fixed assets

(EUR x million)	2006	2005
As at 1 January 2006	**431.2**	**183.5**
Disposals/additions	-258.7	113.1
Net result from group companies	123.2	132.5
Effect of movement in foreign exchange	-10.4	2.1
As at 31 December 2006	**285.3**	**431.2**

(4) Current financial assets

In 2005 current financial assets represented the shareholders' loan to the Marine Harvest joint venture, which was repaid in February 2006. Refer to note (20) of the consolidated financial statements.

(5) General legal reserve

The general legal reserve consists of the following:

(EUR x million)	2006	2005
Translation reserve	8.1	39.0
Amortised development costs	0.6	0.4
Total	**8.7**	**39.4**

(6) Long-term debt

Long-term debt consists of the cumulative preference shares. Refer to note (24) of the consolidated financial statements.

(7) Other net income

Other net income mainly represents the realised gain on sale of Marine Harvest, net of tax, of EUR 380.2 million and the interest income from subsidiaries and associates.

(8) Commitments and contingencies

Guarantees as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Nutreco Holding N.V. on behalf of several group companies in the Netherlands and filed with the Chamber of Commerce in 's-Hertogenbosch. The liabilities of these companies to third parties and to investments in associates totalled EUR 74.2 million as at 31 December 2006 (2005: EUR 102.3 million).

(9) Average number of employees

The Company did not employ any person in 2006.

Amersfoort, 15 March 2007
The Supervisory Board
The Executive Board

other information

Profit appropriation

Statutory regulations concerning appropriation of profits
Distribution of net profit according to the Articles of Association, as stipulated in Articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a writedown has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2006

The General Meeting of Shareholders of 18 May 2006 resolved to fix the annual dividend payout ratio at 35-45% of the net profit for the year under review, excluding impairment and the book result on disposed activities. The dividend will be distributed in cash or as a stock dividend at the shareholder's option.

The proposed dividend per share amounts to EUR 1.60 (2005: EUR 1.52). The payout ratio amounts to 45% of the total result for the period attributable to equity holders of Nutreco excluding impairment and book results on divestments. The Company already distributed an interim dividend of EUR 0.30 in August 2006 and an interim superdividend of EUR 9 per share in September 2006. The total dividend for 2006 amounts to EUR 10.60. Following adoption by the General Meeting of Shareholders, the final dividend of EUR 1.30 (2005: EUR 1.32) may be distributed in shares or in cash at the shareholder's option. The stock dividend will be virtually equal to the cash dividend. The ex-dividend date is 30 April 2007. The exchange ratio will be fixed after the close of trading on 15 May 2007. This ratio will be based on the weighted average share price of the last three days of the option period – 11, 14 and 15 May 2007. Both the cash dividend and the stock dividend will be made available to the shareholders on 23 May.

Special rights provided for by the Articles of Association

Special rights to holders of cumulative preference shares 'A'
Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)
Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the Company. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J. Veltman (Chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'
At the General Meeting of Shareholders of 8 May 2006, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. No cumulative preference shares 'E' were issued during the year under review.

auditor's report

To: Annual General Meeting of Shareholders of Nutreco Holding N.V.

Report on the financial statements

We have audited the financial statements of Nutreco Holding N.V., Boxmeer, for the year 2006 as set out on pages 82-134. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the income statement, the statement of changes in equity and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.

Management's responsibility
Management of the Company is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at 31 December 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of the Company as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, 15 March 2007
KPMG ACCOUNTANTS N.V.

F.P. Kreukniet RA

10 years of nutreco income statement

(EUR x million)	2006	2005[1]	2004 IFRS[1]	2004 D-GAAP	2003[2]	2002	2001	2000	1999	1998	1997
Revenue	3,009	2,774	3,269	3,858	3,674	3,810	3,835	3,126	2,601	2,465	2,193
Raw materials	2,286	2,056	2,381	2,776	2,593	2,731	2,775	2,245	1,880	1,840	1,682
Gross margin	**723**	**718**	**888**	**1,082**	**1,081**	**1,079**	**1,060**	**881**	**721**	**625**	**511**
Personnel costs[3]	308	322	417	487	473	443	394	289	256	227	187
Amortisation expenses	2	2	6	6	5	6	5	1	-	-	-
Depreciation of property, plant and equipment	40	43	83	90	99	97	88	66	55	43	37
Other operating expenses[3]	260	235	276	378	386	394	396	389	313	273	219
Total operating expenses	**610**	**602**	**782**	**961**	**963**	**940**	**883**	**745**	**624**	**543**	**443**
Operating result before amortisation of goodwill (EBITA)	113	116	106	121	118	139	177	136	97	82	68
Amortisation of goodwill/impairment of long-lived assets	0	5	0	7	12	14	13	1	-	-	-
Operating result (EBIT)	**113**	**111**	**106**	**114**	**106**	**125**	**164**	**135**	**97**	**82**	**68**
Net financing costs	8	-12	-32	-27	-30	-38	-38	-13	-9	-11	-13
Share in results of associates	0	2	4	4	-1	-	3	1	-	-	-
Result before tax	**121**	**101**	**78**	**91**	**75**	**87**	**129**	**123**	**88**	**71**	**55**
Taxation	-16	-8	-22	-10	-15	-17	-31	-32	-22	-18	-13
Result after tax	**105**	**93**	**56**	**81**	**60**	**70**	**98**	**91**	**66**	**53**	**42**
Result after tax from discontinued operations	415	44	26	-	-	-	-	-	-	-	-
Total result for the period	**520**	**137**	**82**	**81**	**60**	**70**	**98**	**91**	**66**	**53**	**42**
Dividend on cumulative preference shares	-	-	-	5	5	5	5	5	4	5	8
Minority interest	1	3	4	4	4	2	6	-	2	1	-
Result for the period attributable to the equity holders of the parent	**519**	**134**	**78**	**72**	**51**	**63**	**87**	**86**	**60**	**47**	**34**
Number of employees as at year-end	7,919	6,993	12,408	12,408	12,763	13,442	12,934	10,990	9,185	6,631	5,742
Operating result (EBITA) as a % of revenue	3.8%	4.2%	3.2%	3.1%	3.2%	3.6%	4.6%	4.3%	3.7%	3.3%	3.1%
Turnover rate of weighted average capital employed[4]	3.6	2.6	3.9	3.9	3.2	3.0	3.2	4.9	5.4	6.9	6.4
Return (EBITA) on weighted average capital employed	14%	11%	14%	11%	10%	10%	14%	20%	20%	23%	20%
Interest cover	-19.4	13.4	6.1	7.8	7.4	6.5	7.1	15.5	16.5	11.1	8.3
Dividend (EUR x million)	359	52	23	23	22	27	32	31	23	19	17

The 1997-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Figures based on continuing operations

2 Results 2003 before impairment

3 Comparative figures of personnel costs and other operating expenses not adjusted for the years 1997-2002

4 Revenue divided by average capital employed

10 years of nutreco balance sheet

(EUR x million)	2006	2005	2004 IFRS	2004 D-GAAP	2003[2]	2002	2001	2000	1999	1998	1997
Property, plant and equipment	281	287	470	474	515	552	576	444	347	264	236
Intangible assets	91	84	166	180	199	392	393	346	-	-	-
Financial non-current assets	82	549	96	76	54	46	42	28	13	9	12
Non-current assets	**454**	**920**	**732**	**730**	**768**	**990**	**1,011**	**818**	**360**	**273**	**248**
Inventories/biological assets	235	204	473	421	397	407	384	319	231	160	156
Financial current assets	-	156	-	-	-	-	-	-	-	-	-
Trade and other receivables	531	415	462	472	506	580	562	523	399	341	312
Cash and cash equivalents	579	90	137	136	32	32	41	31	28	124	68
Current assets	**1,345**	**865**	**1,072**	**1,029**	**935**	**1,019**	**987**	**873**	**658**	**625**	**536**
Total assets	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**
Equity attributable to the equity holders of Nutreco	744	698	527	604	536	734	683	583	375	287	211
Minority interest	6	13	15	15	14	23	24	19	13	11	1
Total equity	**750**	**711**	**542**	**619**	**550**	**757**	**707**	**602**	**388**	**298**	**212**
Non-current portion of provisions/employee benefits	21	26	68	35	48	78	97	134	95	60	40
Interest-bearing loans and borrowings	250	276	502	434	396	422	440	357	80	125	153
Other non-current liabilities	18	14	16	-	-	-	-	-	-	-	-
Non-current liabilities	**289**	**316**	**586**	**469**	**444**	**500**	**537**	**491**	**175**	**185**	**193**
Current interest-bearing loans and borrowings	92	165	11	11	28	43	79	40	37	20	6
Current portion of provisions/employee benefits	31	22	27	-	-	-	-	-	-	-	-
Other current liabilities	637	571	638	660	681	709	675	558	418	395	373
Current liabilities	**760**	**758**	**676**	**671**	**709**	**752**	**754**	**598**	**455**	**415**	**379**
Total equity & liabilities	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**
Capital employed[1]	552	1,102	1,002	969	1,008	1,271	1,285	1,105	574	382	346
Net debt[2]	-237	351	376	309	392	433	478	366	89	21	91
Current assets divided by non-interest-bearing debt	2.01	1.46	1.64	1.62	1.45	1.44	1.46	1.57	1.57	1.58	1.44
Solvency ratio (equity of the parent divided by total assets)	41%	39%	29%	34%	31%	37%	34%	34%	37%	32%	27%
Net debt divided by equity of the parent	-27%	56%	71%	51%	73%	59%	70%	63%	24%	7%	43%

The 1997-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

[1] Total assets less cash and cash equivalents and current non-interest-bearing liabilities, except dividends payable

[2] Non-current interest-bearing loans and borrowings and current interest-bearing loans and borrowings less cash and cash equivalents


a focus on
quality

addendum

The cattle and fish feed produced by Nutreco have a direct effect on the nutritional value, quality and taste of the end products. In all its activities, Nutreco maintains a strong focus on quality through its monitoring programme and the exercise of strict control. To Nutreco, quality also means the service, support and expertise offered to its customers.

the management[1]

Supervisory Board[2]

R. Zwartendijk – Dutch (1939)
Member of the Supervisory Board
Chairman
Appointed: 29 January 1999, reappointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007

L.J.A.M. Ligthart – Dutch (1938)
Member of the Supervisory Board
Vice-chairman
Appointed: 1 July 1997, reappointed at the AGM of 19 May 2005 for a period of four years expiring at the AGM of 2009

Y. Barbieux – French (1938)
Member of the Supervisory Board
Appointed: 24 June 1998, reappointed at the AGM of 18 May 2006 for a period of four years expiring at the AGM of 2010

J.M. de Jong – Dutch (1945)
Member of the Supervisory Board
Appointed: 28 August 2003 for a period of four years expiring at the AGM of 2007

J. Vink – Dutch (1947)
Member of the Supervisory Board
Appointed: 19 May 2005 for a period of four years expiring at the AGM of 2009

Executive Board[2]

W. Dekker – Dutch (1956)
Chief Executive Officer

C.J.M. van Rijn – Dutch (1947)
Chief Financial Officer

J.B. Steinemann – German (1958)
Chief Operating Officer

[1] Situation as of 1 May 2007

[2] For other mandates, see 'Corporate governance' chapter on page 50

Business management

L.A. den Hartog – Dutch (1955)
R&D Director Animal Nutrition

V. Halseth – Norwegian (1958)
Director Skretting ARC
Managing Director Skretting Trout & Marine

J.P. McAllister – Irish (1965)
Controller Skretting Trout & Marine

K. Nesse – Norwegian (1967)
Managing Director Skretting Salmon Feed

K. Hidle – Norwegian (1949)
Controller Skretting Salmon Feed

J.M. Moreno Girón – Spanish (1948)
Managing Director Nutreco España Group

A.C. Martinez Aso – Spanish (1961)
Controller Nutreco España Group

J.G. Oskam – Dutch (1956)
Managing Director Trouw Nutrition International

H.J. Abbink – Dutch (1961)
Controller Trouw Nutrition International

H.J. Elderink – Dutch (1960)
Managing Director Hendrix

H.A.H.M. Janssen – Dutch (1966)
Controller Hendrix

[1] Situation as of 1 May 2007

Corporate staff

P. van Asten – Dutch (1949)
Director Corporate Human Resources

R.J.W. Bakker – Dutch (1959)
Director Information Management

L.A.M. Claessens – Dutch (1959)
Director Acquisitions and Business Integration

J.B.W. van Hooij – Dutch (1953)
Group Tax Manager

B. Kroon – Dutch (1968)
Global Sourcing and Procurement Director
Group Audit Manager a.i.

F.A.C. van Ooijen – Dutch (1958)
Corporate Communications Director

J. Pullens – Dutch (1968)
Director Investor Relations

J. Slootweg – Dutch (1966)
Group Treasurer

N. Streefkerk – Dutch (1953)
Director Business Development

H.A.T.M. Teunissen – Dutch (1955)
Corporate HSEQ Director

R. Tjebbes – Dutch (1969)
Corporate Controller

T.W.C. Versteegen – Dutch (1952)
Manager Corporate Reporting and Accounting

B.H.M.J.J. Verwilghen – Belgian (1952)
Company Secretary
Director of Legal Affairs and Insurance

information on nutreco shares

Stock exchange listing

Since 5 June 1997, Nutreco has been listed at Euronext N.V. Amsterdam. Nutreco is included in the Amsterdam Midkap Index (AMX). As at 31 December 2006, the market capitalisation of Nutreco amounted to approximately EUR 1.7 billion.

As at year-end 2006, a total number of 34,868,682 shares had been issued. Of these shares, 962,376 are held in treasury by Nutreco.

In 2006 Nutreco repurchased 3,085,789 shares, mainly to cover the share and option plans for employees and the stock dividend. In 2006 the company issued 1,662,981 shares from the treasury stock upon exercise of share and option plans by Nutreco employees, 791,701 shares for the stock dividend and 9,822 shares under the employee share participation plan.

Spread of total number of shares outstanding

Estimated % distribution of shares:

Netherlands	39
United Kingdom	20
United States & Canada	15
Norway	5
Germany	5
France	5
Other European countries	10
Other countries	1
	100

Institutional investors	85
Private investors	15
	100

Disclosures under the Disclosure of Major Holdings in Listed Companies Act

Under the Dutch Disclosure of Major Holdings in Listed Companies Act, the Company received four disclosures. These disclosures were made by:

ING Groep N.V.	10.78%
Fortis Utrecht N.V.	10.33%
MaesInvest B.V.	9.11%
FMR Corp.	7.47%

Nutreco has issued 6,241,500 cumulative preference shares 'A', which are not quoted on the stock exchange. These shares already existed prior to the flotation in 1997. MaesInvest B.V. holds 3,744,900 cumulative preference shares 'A' and 2,496,640 cumulative preference shares 'A' are held by shareholders of Fortis Utrecht N.V. No new cumulative preference shares 'A' were issued during the year under review.

Investor relations (IR) policy

Nutreco's IR policy is aimed at informing (potential) shareholders timely and fully about the developments that are relevant to the Company in order to provide a faithful and clear picture of investment decisions involving Nutreco. As a listed company, Nutreco fulfils the obligation that all announcements are stated truthfully and are in line with all rules and obligations laid down by Euronext and the Netherlands Authority for the Financial Markets (AFM). Price-sensitive information is disseminated without delay through a press release. Anyone may register through the Nutreco website for receipt by e-mail of such press releases. Besides the financial results, the Company will also furnish the broadest possible information on its strategic choices and objectives and its CSR policy. Key documents for the provision of information are the Annual Report and the Corporate Social Responsibility Report. At the publication of the interim and annual figures, Nutreco will hold a press conference and an analyst meeting. These meetings, as well as the meetings of shareholders, can be monitored through webcast. In addition, Nutreco regularly features roadshows and takes part in seminars for institutional investors. Nutreco has also opted for regular interaction with its shareholders. These contacts help Nutreco to get a clear picture of their wishes and thoughts. Nutreco also observes a 'silent' period, during which no roadshows and interviews with potential or current investors take place. For the annual figures, this period covers the eight-week term prescribed under the rules and regulations. For the interim figures, it covers the term from 1 July up to the day of publication of the interim figures. Relevant information for potential and current shareholders may be found on the Nutreco website under the link 'Investment Relations'. Direct questions of investors may be directed by e-mail to the Investor Relations department (ir@nutreco.com) or by telephone (+ 31 33 422 6112).

Dividend

The General Meeting of Shareholders of 18 May 2006 resolved to fix the annual dividend payout ratio at 35-45% of the net profit for the year under review, excluding impairment and the book result on disposed activities. The dividend will be distributed in cash or as a stock dividend at the shareholder's option.

The proposed dividend per share amounts to EUR 1.60 (2005: EUR 1.52). The payout ratio amounts to 45% of the total result for the period attributable to equity holders of Nutreco excluding impairment and book results on divestments. The Company already distributed an interim dividend of EUR 0.30 in August 2006 and an interim superdividend of EUR 9 per share in September 2006. The total dividend for 2006 amounts to EUR 10.60. Following adoption by the General Meeting of Shareholders, the final dividend of EUR 1.30 (2005: EUR 1.32) may be distributed in shares or in cash at the shareholder's option. The stock dividend will be virtually equal to the cash dividend. The ex-dividend date is 30 April 2007. The exchange ratio will be fixed after the close of trading on 15 May 2007. This ratio will be based on the weighted average share price of the last three days of the option period – 11, 14 and 15 May 2007. Both the cash dividend and the stock dividend will be made available to the shareholders on 23 May.

General Meeting of Shareholders

The General Meeting of Shareholders will be held at the NH Barbizon Palace Hotel, Amsterdam, on Thursday 26 April 2007, at 2.30 pm.

Key figures per share

(EUR)	2006	2005	2004 IFRS	2004	2003	2002	2001	2000	1999
Total result for the period	15.19	3.90	2.29	2.13	-4.25	1.91	2.67	2.92	2.11
Total result for the period from continuing operations[1]	3.05	2.63	2.29	2.23	1.91	2.32	3.06	2.96	2.11
Dividend	1.60	1.52	0.53	0.53	0.53	0.67	0.82	0.82	0.62
Payout[2]	45%	35%	35%	35%	35%	35%	31%	31%	30%
Shareholders' equity	21.95	20.22	15.45	15.78	14.02	20.07	18.89	16.11	10.68
Highest share price	54.75	38.35	30.80	30.80	24.40	39.83	56.60	57.70	40.80
Lowest share price	36.35	20.30	17.60	17.60	11.65	11.54	31.70	30.05	27.20
Closing price	49.39	37.31	20.23	20.23	21.78	17.79	35.90	56.60	30.65
Average number of shares outstanding (x thousand)	34,209	34,498	34,056	34,056	33,342	33,271	32,589	29,545	28,186
Number of shares outstanding (x thousand)	33,906	34,528	34,081	34,081	33,518	33,285	32,660	32,133	28,883
Market value at closing price[3] (EUR x thousand)	1,674,617	1,288,240	689,459	689,459	730,022	592,140	1,172,494	1,818,728	885,264

[1] Total result for the period 1999 up to and including 2004 is before amortisation of goodwill and impairment.
[2] Payout ratio is calculated on the total result for the period attributable to equity holders of Nutreco excluding book profits and impairment.
[3] Market value is calculated on outstanding shares excluding shares held in treasury.

Important dates

15 February 2007	Publication of the annual results 2006
26 April 2007	General Meeting of Shareholders Determination of final stock dividend exchange ratio (after close of trading)
30 April 2007	Ex-dividend date
1 to 15 May 2007	Option period
15 May 2007	Determination of the stock dividend exchange ratio based on the weighted average share price on 11, 14 and 15 May
23 May 2007	Declared final dividend payable and delivery of ordinary shares
2 August 2007	Publication of the half-year results 2007 Determination of the interim stock dividend exchange ratio (after close of trading)
3 August 2007	Ex-dividend date
6 to 17 August 2007	Option period
17 August 2007	Determination of the interim dividend exchange ratio based on the weighted average share price on 15, 16 and 17 August
23 August 2007	Declared interim dividend payable
14 February 2008	Publication of the annual results 2007
15 April 2008	General Meeting of Shareholders
31 July 2008	Publication of the half-year results 2008

Nutreco share price versus AEX (Jun. 1997 – 31 Dec. 2006)



AEX (EUR)
Nutreco share (EUR)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
60
50
40
30
20
10
NUTRECO SHARE
AEX
06-'97
01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
01-'04
01-'05
01-'06
01-'07



participations of nutreco holding n.v.

Nutreco activities corporate

Nutreco Holding N.V. is an international animal nutrition and fish feed company in aquaculture, with revenues totalling EUR 3,009.0 million in 2006. The company has a selective presence in the various stages of the fish and meat production chains. With the knowledge of these chains, Nutreco is able to create added value for its customers in about 80 countries in the world.

Nutreco's activities can be divided into the business segments of compound feed (Hendrix and Nanta), premix and speciality feed (Trouw Nutrition), fish feed (Skretting) and meat (Sada). Nutreco has a workforce of 7,919 in 75 production plants in 20 countries and in sales offices in other countries.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

Belgium
Nutreco Belgium N.V. • Gent
Nutreco Capital N.V. • Gent

Curaçao
Nutreco Insurance N.V. • Willemstad

France
Nutreco France S.A.S. • Vigny

Germany
Nutreco Deutschland GmbH • Burgheim

Netherlands
Dinex B.V. • Bodegraven
Hendrix' Assurantiekantoor B.V. • Boxmeer
Hendrix Beleggingen International B.V. • Boxmeer
Hendrix International Investments B.V. • Boxmeer
De Körver B.V. • Boxmeer
Maasweide B.V. • Boxmeer
Nutreco B.V. • Boxmeer
Nutreco International B.V. • Boxmeer
Nutreco Nederland B.V. • Boxmeer
Trouw International B.V. • Boxmeer

Spain
Nutreco España S.A. • Madrid
Nutreco Servicios S.A. • Madrid

United Kingdom
Nutreco Limited • Wincham, Northwich
Trouw (UK) Pension Trust Limited • Wincham, Northwich

United States
Anchor USA Inc. • Delaware


NANTA

participations of nutreco holding n.v.

Nutreco activities compound feed

Nutreco makes a broad range of compound animal feeds, formulated to meet the nutritional needs of farm animals such as poultry, pigs and ruminants.

Nutreco feeds are made by the Hendrix companies in Belgium, Germany and the Netherlands and by the Nanta companies in Spain and Portugal. Networks of production sites, sales offices and dealers provide a strong presence in these markets. Nutreco feeds are widely recognised for their high quality and performance, value for money and for the technical service and strategic consultancy for customers, available as an integral part of every product.

Nutreco supplies a range of feed ingredients for pig and cattle farmers that prepare feed on the farm – a growing market with increasing professionalism in these sectors. The ingredients are by-products from the food and beverage industry.

Nutreco feeds include a range of specially prepared products suitable for organic farms as well as feeds for horses. Nutreco's horse feeds are formulated to match the nutritional needs in several horse lifestyles, from family horses to competition animals. They are sold both in Northwest Europe and on the Iberian Peninsula.

Belgium
Buyse N.V. • Ingelmunster
Hendrix N.V. • Merksem
Nutreco Feed Belgium N.V. • Wingene

Germany
Hendrix UTD GmbH • Goch
Hendrix-Illesch GmbH • Bardenitz
PAVO Deutschland GmbH • Neuss

Netherlands
Hedimix B.V. • Boxmeer
Hendrix UTD B.V. • Boxmeer
Hengro B.V. • Boxmeer
Reudink Biologische Voeders B.V. • Vierlingsbeek
Stimulan B.V. • Boxmeer
UTD Zuid Limburg B.V. • Lemiers, Gemeente Vaals. • 25.00%
Wagemaker's Fouragehandel B.V. • Twisk

Portugal
Fábricas de Moagem do Marco S.A. (Fabrimar) • Marco de Canaveses
Nutreco Portugal SGPS Limitada • Marco de Canaveses

Spain
Agrovic Alimentación, S.A. • Barcelona
Aragonesa de Piensos, S.A. • Utebo (Zaragoza) • 23.98%
SOCODASA S.L. • Madrid • 34.96%


Trouw Nutrition
INTERNATIONAL

participations of nutreco holding n.v.

Nutreco activities premix and speciality feed

Trouw Nutrition International is the European leader in feed premixes and concentrates, feed specialities and nutritional services.

Premixes and concentrates are used in feeds at low volume but with high precision. They include vitamins, minerals and trace ingredients for compound feeds and petfoods.

Greenline™ premixes typify the approach of Trouw Nutrition. These highly effective combinations of natural ingredients provide a valuable alternative to antibiotic growth promoters, now banned from feeds. Other speciality products are feeds for vulnerable transition phases such as gestation and weaning. Milkiwean diets for young piglets, for example, minimise digestive disruption during the transfer from weaning to conventional pig feed. For ruminants, Minlink supplements provide animals with exactly the minerals they require, for optimal environmental performance.

The complete range of products and services offered by Trouw Nutrition companies is extensive and growing. It is supported by applied research at the Nutreco research centres and backed by Trouw Nutrition laboratory services.

Brazil
Sloten de Brasil Ltda • Santa Barbara D'oeste-SP
Trouw Nutrition Brasil Ltda • São Paulo

Cyprus
Selko Mid-East Ltd. • Limasol

Denmark
Trouw Nutrition Denmark A/S • Vejen

Egypt
Hendrix Misr S.A.E. • Cairo • 33.30%

France
Trouw Nutrition France S.A.S. • Vigny

Germany
Sloten GmbH • Diepholz
Trouw Nutrition Deutschland GmbH • Burgheim

Greece
Trouw Nutrition Hellas S.A. • Athens

Hungary
Agri Services Hungary Kft. • Budapest • 96.80%
Trouw Nutrition Hungary Kft. • Környe

India
Nutrikraft India Pvt. Ltd • Bangalore • 51.00%
Trouw Nutrition India Pvt. Ltd • Bangalore

Italy
Sloten Italia Srl • Crema
Trouw Nutrition Italia S.p.A. • Bussolengo (VR)

Mauritius
N.A.I. Ltd. • Port Louis

Mexico
Institutio Internacional de Investigacion
Animal S.A. de C.V. • Gueretaro • 29.40%
Nutreco México S.A. de C.V. • Zapopan, Jalisco
Técnica Analítica S.A. • Monterrey • 30.06%
Trouw Nutrition México S.A. de C.V. • Zapopan, Jalisco • 60.00%

Netherlands
Hifeed Russia B.V. • Boxmeer
Poultry Products Cuijk B.V. • Cuijk
Selko B.V. • Goirle
Sloten B.V. • Deventer
Sloten Groep B.V. • Deventer
Trouw Nutrition Hifeed B.V. • Boxmeer
Trouw Nutrition India B.V. • Boxmeer
Trouw Nutrition International B.V. • Boxmeer
Trouw Nutrition Nederland B.V. • Putten
Trouw Nutrition Russia B.V. • Boxmeer

Poland
Sloten Polska Sp. Z o.o. • Bydgoszcz
Trouw Nutrition Polska Sp. Z o.o. • Grodzisk Mazowiecki

Portugal
Trouw Nutrition Portugal Lda. • Lisbon

P.R.C.
Beijing Dejia AHS&T Dev. Co. Ltd. • Beijing
Hunan Dejuxe Livestock Technology Co. Ltd. • Xiangtan

Romania
Hifeed Romania Srl • Bucharest

Russian Federation
OOO Techkorm • Moscow
Trouw Nutrition c.i.s. • Moscow

Spain
Farm-O-San S.A. • Madrid
Trouw Nutrition España S.A. • Madrid

Tunesia
Sociéte de Nutrition Animal (S.N.A.) • 0.37%

Ukraine
LLC Trouw Nutrition • Kiev

United Kingdom
Nordos (UK) Limited • Wincham, Northwich
Trouw Nutrition Limited • Wincham, Northwich
Trouw Nutrition (Northern Ireland) Limited • Belfast
Trouw Nutrition (UK) Limited • Wincham, Northwich

United States
Trouw Nutrition USA LLC • Highland, Illinois

Venezuela
Nanta de Venezuela C.A. • Aragua • 50.00%



participations of nutreco holding n.v.

Nutreco activities fish feed

Nutreco's Skretting business is the world leader in fish feed. It has operating companies on five continents producing fish feed for aquaculture in more than 14 countries. These Skretting companies produce feeds for around 50 species of farmed fish, including Atlantic salmon and other salmon species. Skretting also produces sea bass, sea bream, turbot, tilapia, cod and halibut. The feeds offer advanced nutrition from hatching through to harvest and help ensure the farmed fish provide food products that are tasty and healthily nutritious. They are backed by technical service and support that help Nutreco's fish farming customers succeed in a competitive world.

Skretting has an unmatched track record of innovation. It was the first to produce dry feed for salmon, the first to use extruders in fish feed technology and the first in Europe to become an approved producer of organic fish feed. Skretting was the first fish feed business to fully understand the need for constant and significant levels of investment in research & development. This investment in the Skretting Aquaculture Research Centre in Norway provides new concepts and products for customers.

Australia
Gibson's Ltd. • Launceston, Tasmania
Tassal Ltd. • Hobart, Tasmania • 11.27%

Canada
Nutreco Canada Inc. • Toronto

Chile
Nutreco Chile S.A. • Santiago

Denmark
P/F Skretting Foroyar hf • Hvalvik
Skretting Dk AS • Ejstrupholm

France
Trouw France S.A.S. • Vervins

Ireland
Trouw Aquaculture Limited • Roman Island, Westport

Italy
Hendrix S.p.A. • Mozzecane (VR)

Japan
Skretting Co. Ltd. • Fukuoka

Norway
AquaGen AS • Sunndalsøra • 15.03%
Centre for Aquaculture Competence AS • 33.00%
Laksehuset AS • Brekke • 31.00%
L&K Karlsen Holding AS • Kristiansund • 34.00%
Lofilab AS • 8.04%
Nutreco Aquaculture Research Centre AS • Stavanger
Nutreco Support AS • Stavanger
Skretting AS • Oslo
Skretting Eiendom AS • Stavanger
Skretting Investment AS • Stavanger
Sunnhordland Sjøgard AS • Stord • 4.50%

Spain
Trouw España S.A. • Burgos

Sweden
T. Skretting AB Sweden • Stockholm

Turkey
Trouw Yem Ticaret Anonim Sirketi • Bodrum • 99.00%

United Kingdom
Trouw Aquaculture Limited • Invergordon
Trouw (UK) Limited • Wincham, Northwich

United States
Moore-Clark USA Inc. • Seattle, Washington



participations of nutreco holding n.v.

Nutreco activities meat

Sada is the Spanish market leader in chicken and chicken products. In this business, Nutreco has broiler production units throughout Spain supplying birds to the Sada processing plants. Feed for Sada poultry is produced by Nanta, the Nutreco feed company in Spain.

Sada markets chicken products to retailers, food service companies and food processing companies in Spain, the UK and elsewhere in Europe. Sada's Cuk chickens are produced from specially bred chickens that are raised on a special diet. They provide a superior quality food product for special occasions.

Besides Sada, Nutreco also has a broiler trading activity, which is related to Hendrix's compound feed activities in the Netherlands, and a pig facility in Spain, which is related to Nanta.

Netherlands

Hendrix Broilers B.V. • Boxmeer
Masterlab B.V. • Boxmeer

Peru

Avex S.A.• San Isidro, Lima • 33.33%

Spain

Granja Tamiko S.L. • Partida Garroferal • 10.38%
Grupo Sada p.a. S.A. • Madrid
Inga Food, S.A. • Madrid
Nanta S.A. • Madrid
Piensos Nanfor S.A. • La Coruña • 50.00%
Piensos Nanpro S.A. • Segovia • 50.00%
Proaval S.A. • Valencia • 10.38%
Sada p.a. Andalucia, S.A. • Alcalá de Guadaira
Sada p.a. Canarias S.A. • Santa Cruz de Tenerife
Sada p.a. Castilla-Galicia, S.A. • Valladolid
Sada p.a. Catalunya S.A. • Lleida
Sada p.a. Valencia, S.A. • Sueca

participations of nutreco holding n.v.

Nutreco activities breeding

Nutreco's breeding activities are incorporated into Euribrid. This subsidiary is comprised of three specialised companies – Hybro (broilers), Hybrid (turkeys) and Hypor (pigs) – and trading company Plumex (day-old chicks and hatching eggs for the production of broilers and layers).

On 24 January 2007 Nutreco and Hendrix Genetics B.V. signed a memorandum of understanding regarding the sale of the Euribrid animal breeding activities, including the Animal Breeding Research Centre, to Hendrix Genetics. Completion of the deal is expected in the first half of 2007.

Belgium
Hypor Belgium N.V. • Zulte

Brazil
Hybro Genetics Brasil Ltda • São Paulo

Canada
Hypor Inc. • Regina

Denmark
Hybro Denmark A/S • Billund

Germany
Hypor Deutschland GmbH • Osten • 66.67%

Italy
Hypor Italia Srl • Manerbio • 60.00%

Mexico
Reproduccion Porcina de Occidente SA de CV • Guadalajara • 12.06%

Netherlands
Hybro B.V. • Boxmeer
Hybro Poultry Partners B.V. (in liquidation) • Boxmeer • 33.33%
Hypor B.V. • Boxmeer
Plumex B.V. • Boxmeer

Philippines
Hypor Philippines Inc. • Manila • 33.33%

Poland
Hypor Polska Sp. Z o.o. • Grodzisk Mazowiecki

P.R.C.
Shandong Hypor Liuhe Breeding Co. Ltd. • Shandong • 75.00%
Sichuan Hypor New Hope Breeding Co. Ltd. • Sichuan • 75.00%

Spain
Hypor España S.A. • Lugo • 94.87%

Sri Lanka
Fortune G-P Farms Ltd. • Colombo • 33.33%

United States
Hybrid International Inc. • Delaware
Hypor USA Inc. • 60.00%

Concept en design: www.porternovelli.be

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

END